
14008636


SEC MAIL PROCESSING
RECEIVED
JAN 2 6 2015
WASH, D.C.
201
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

THE FAIR-HAIRED DUMBBELL LLC
(Exact name of issuer as specified in its charter)

Oregon
(State or other jurisdiction of incorporation or organization)

...Some Knucklehead Inc.
3534 45th Avenue #J, Portland, OR 97213
(503) 232-3479
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

...Some Knucklehead Inc.
3534 45th Avenue #J, Portland, OR 97213
(503) 232-3479
Attn: Kevin Cavenaugh
(Name, address, including zip code, and telephone number, including area code, of agent for service)

6500
(Primary standard Industrial Classification Code Number)

46-4931700
(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I —NOTIFICATION

ITEM 1. Significant Parties

Name	Business Address	Residential
The Fair-Haired Dumbbell LLC (issuer)	3534 NE 45th Avenue, #J Portland, OR 97213	NA
...Some Knucklehead Inc. (issuer's Manager, Class A Member)	3534 NE 45th Avenue, #J Portland, OR 97213	NA
Dinsmore & Shohl LLP (issuer's counsel)	801 Pennsylvania Avenue, NW, Suite 610 Washington, DC 20004	NA

ITEM 2. Application of Rule 262

(a, b) None of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262 and, as a result, no such application for a waiver of disqualification has been applied for, accepted or denied.

ITEM 3. Affiliate Sales

This proposed offering does not involve the resale of securities by affiliates of The Fair-Haired Dumbbell LLC.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) The securities to be offered in connection with this proposed offering shall not be offered by underwriters, dealers or sales persons.

(b) The securities in this proposed offering shall be offered in the following jurisdictions, subject to qualification in each state, as and if necessary: California, Massachusetts, New York, Oregon, Texas, Virginia, Washington, and Washington DC.

The securities to be offered in connection with this proposed offering shall be offered by the Manager, on behalf of the Company through its contacts, the internet and word of mouth. The Company is not using a selling agent or finder in connection with this offering.

Please refer to the section in Part II of this Offering Statement entitled "Plan of Distribution" for more detailed information on the Company's Plan of Offering.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) Upon its foundation and organization, the Company issued 100% of its Class A Membership Units to the Manager. The Manager contributed $6,768 in capital in exchange for the Class A Membership Units it received.

(b) None.

(c) None.

ITEM 6. Other Present or Proposed Offerings

The Company is contemplating a future offering of either mezzanine debt or preferred equity to investors pursuant to a private offering that would be exempt from registration.

ITEM 7. Marketing Arrangements

(a) Neither the Company nor anyone named in Item 1, nor any selling security holder is aware of any arrangement:

(1) To limit or restrict the sale of other securities of the same class of those to be offered for the period of distribution;

(2) To stabilize the market for any of the securities to be offered; or

(3) For withholding commissions, to otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

(b) There is no underwriter to confirm sales to any accounts.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

No experts were employed on a contingent basis or otherwise, nor or have they any material interests in the issuer or any of its affiliated companies, their members or their agents.

ITEM 9. Use of a Solicitation of Interest Document

The Company has not used a publication, whether or not authorized by Rule 254, prior to the filing of this notification.

PART II
OFFERING CIRCULAR

THE FAIR-HAIRED DUMBBELL LLC

3435 NE 45th Avenue, #J, Portland, OR 97213
(503) 232-3479

Dated: January 7, 2015

1,500 Class C Membership Units

This Offering Circular relates to the offering (the "Offering") of up to 1,500 Class C Membership Units (the "Units" or the "Class C Membership Units") in The Fair-Haired Dumbbell LLC (the "Company," "we" or "us"), with its principal office located at 3435 NE 45th Avenue, #J, Portland, OR 97213, (503) 232-3479. Each Unit will represent the right to a Preferred Return calculated at the rate of 8% per annum, compounded monthly, commencing to accrue on the date each capital contribution is made until such capital contribution is repaid or returned in full; provided, however, that in the year that the Units are redeemed by the Company, the Preferred Return shall be 12%. The Preferred Return represents neither an annual yield on capital nor an annual return on capital. The Offering will commence promptly after the date of this Offering Circular and will close upon the earlier of (1) the sale of 1,500 Units, (2) one year from the date this Offering begins, or (3) a date prior to one year from the date this Offering begins as determined by the Manager (the "Offering Period"). See the section entitled "Distributions" for a discussion of the terms "Net Cash From Operations," "Net Cash From Sales or Refinancings" and "Preferred Return."

The Class C Membership Units have no right to sell, assign, or transfer, can be repurchased by the Company at any time, and are redeemable by the Company on the Mandatory Class C Redemption Date. Holders of Class C Membership Units will have no rights to contribute to, direct or vote on the management of the Company's affairs, including whether or not the Company should dissolve. The Class C Membership Units receive Financial Rights, which are rights to share in distributions from the Company pursuant to Section 4.1 of the Operating Agreement, as more fully described in the section entitled "Distributions" below. Class C Membership Units receive the right to inspect the Company's books and records. The Class C Membership Units receive no rights precedent to the interests held by Class A Members or Class B Members (if such Members exist). The Class C Membership Units do not receive special rights in the event of bankruptcy. If the Company is dissolved, the Manager shall wind up its affairs as described in Section 7 of the Operating Agreement, as more fully described in the section entitled "Dissolution" below.

...Some Knucklehead Inc. dba Guerrilla Development (the "Manager") is the Managing Member of the Company and currently owns the sole Class A Membership Unit. There are currently no Class B Membership Units and no Class C Membership Units outstanding.

There are three primary sources of anticipated cash flow distributions: (1) net income from rent payments; (2) distributions from a refinance based on a lending institution providing additional capital proceeds as a result of collateralizing a future rental income stream and the value of the building; and (3) proceeds from a sale or liquidation of part of or all of the assets of the Company. The Company may make distributions in excess of free-cash-flow-to-firm from a refinance or a sale/liquidation of Company assets.

This Offering is being conducted on a "best-efforts" basis, which means the manager of our Manager, Kevin Cavenaugh, will use his commercially reasonable best efforts in an attempt to sell the Units. Mr. Cavenaugh will not receive any commission or any other remuneration for these sales.

The Units will be offered for sale at a fixed price of $1,000 per Unit. If all of the Units are purchased, the gross proceeds to us will be $1,500,000. However, since the Offering is being conducted on a "best-efforts" basis, there is no minimum number of Units that must be sold, meaning we will retain any proceeds from the sale of the

Units sold in this Offering. Accordingly, all funds raised in the Offering will become held in escrow until the end of the Offering Period. Investors will not be entitled to a refund and could lose their entire investment.

Our Units are not listed on any national securities exchange or on the over-the counter inter-dealer quotation system. There is no market for our Units, and under the terms of the Company's Amended and Restated Operating Agreement, dated December 12, 2014 and attached as Exhibit 2.2 (the "Operating Agreement"), the Units generally may not be sold, transferred assigned, pledged or disposed of, in whole or in part, without the prior written consent of the Manager.

Capitalized terms not defined in this Offering Circular have the meaning ascribed to them in the Operating Agreement.

These are speculative securities. Investment in the Units involves significant risk. You should purchase these securities only if you can afford a complete loss of your investment. See the "Risk Factors" section on page 9 of this Offering Circular for a discussion of the following and other risks:

- Since its inception through December 3, 2014, the Manager has recorded a net loss and has had no revenue;
- The Company has no operating history;
- The capital raised by this Offering (assuming the Offering is fully subscribed), will account for only 20% of the overall financing needed to ensure the successful execution of the project, and there is no assurance that the Company will be able to raise such additional funds to carry out its business objectives;
- The Property, which the Company has not yet closed on as of the date of this Offering Circular, is planned to be the Company's principal asset, and factors outside of the Company's control could significantly decrease the value of that asset;
- The determination of the offering price and other terms of the Offering have been arbitrarily determined and may not reflect the value of your investment;
- Your investment is highly illiquid and the Company does not intend to provide any liquidity options; and
- The interest of the Manager, the principals and its other affiliates may conflict with your interests.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE "SEC") DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE SEC; HOWEVER, THE SEC HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

	Offering Price to the Public	Commissions	Net Proceeds (50% of Units Sold)	Net Proceeds (75% of Units Sold)	Net Proceeds (100% of Units Sold)
Per Unit	$1,000	N/A	$1,000	$1,000	$1,000
Total (1)	$1,500,000	N/A	$750,000	$1,125,000	$1,500,000

(1) Before deducting expenses of the Offering, which are estimated to be approximately $75,000.

IMPORTANT NOTICES TO INVESTORS

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE UNITS HAVE NOT BEEN QUALIFIED UNDER THE SECURITIES LAWS OF ANY STATE OR JURISDICTION. WE PLAN TO REGISTER THE OFFERING WITH THE DISTRICT OF COLUMBIA, CALIFORNIA, MASSACHUSETTS, NEW YORK, OREGON, TEXAS, VIRGINIA AND WASHINGTON STATE SECURITIES REGULATORY BODIES, AND THE SECURITIES REGULATORY BODIES OF OTHER STATES AS WE MAY DETERMINE FROM TIME TO TIME. WE MAY ALSO OFFER OR SELL UNITS IN OTHER STATES IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE LAWS OF THOSE OTHER STATES.

THESE SECURITIES ARE OFFERED FOR SALE IN THE DISTRICT OF COLUMBIA PURSUANT TO REGISTRATION WITH THE DISTRICT OF COLUMBIA DEPARTMENT OF INSURANCE AND SECURITIES REGULATION, BUT REGISTRATION IS PERMISSIVE ONLY AND DOES NOT CONSTITUTE A FINDING THAT THIS PROSPECTUS IS TRUE, COMPLETE, AND NOT MISLEADING, NOR HAS THE DEPARTMENT OF INSURANCE AND SECURITIES REGULATION PASSED IN ANY WAY UPON THE MERITS OF, RECOMMENDED, OR GIVEN APPROVAL TO THESE SECURITIES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THESE SECURITIES ARE OFFERED FOR SALE IN THE STATE OF CALIFORNIA PURSUANT TO REGISTRATION WITH THE DIVISIONS OF CORPORATIONS' SECURITIES REGULATION DIVISION, BUT REGISTRATION IS PERMISSIVE ONLY AND DOES NOT CONSTITUTE A FINDING THAT THIS PROSPECTUS IS TRUE, COMPLETE, AND NOT MISLEADING, NOR HAS THE SECURITIES REGULATION DIVISION PASSED IN ANY WAY UPON THE MERITS OF, RECOMMENDED, OR GIVEN APPROVAL TO THESE SECURITIES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THESE SECURITIES ARE OFFERED FOR SALE IN THE COMMONWEALTH OF MASSACHUSETTS PURSUANT TO REGISTRATION WITH THE SECURITIES DIVISION OF THE OFFICE OF THE SECRETARY OF THE COMMONWEALTH, BUT REGISTRATION IS PERMISSIVE ONLY AND DOES NOT CONSTITUTE A FINDING THAT THIS PROSPECTUS IS TRUE, COMPLETE, AND NOT MISLEADING, NOR HAS THE SECURITIES DIVISION PASSED IN ANY WAY UPON THE MERITS OF, RECOMMENDED, OR GIVEN APPROVAL TO THESE SECURITIES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THESE SECURITIES ARE OFFERED FOR SALE IN THE STATE OF NEW YORK PURSUANT TO REGISTRATION WITH THE INVESTOR PROTECTION BUREAU, BUT REGISTRATION IS PERMISSIVE ONLY AND DOES NOT CONSTITUTE A FINDING THAT THIS PROSPECTUS IS TRUE, COMPLETE, AND NOT MISLEADING, NOR HAS THE INVESTOR PROTECTION BUREAU PASSED IN ANY WAY UPON THE MERITS OF, RECOMMENDED, OR GIVEN APPROVAL TO THESE SECURITIES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THESE SECURITIES ARE OFFERED FOR SALE IN THE STATE OF OREGON PURSUANT TO REGISTRATION WITH THE DIVISION OF FINANCE AND CORPORATE SECURITIES, BUT REGISTRATION IS PERMISSIVE ONLY AND DOES NOT CONSTITUTE A FINDING THAT THIS PROSPECTUS IS TRUE, COMPLETE, AND NOT MISLEADING, NOR HAS THE DIVISION OF FINANCE AND CORPORATE SECURITIES PASSED IN ANY WAY UPON THE MERITS OF,

RECOMMENDED, OR GIVEN APPROVAL TO THESE SECURITIES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THESE SECURITIES ARE OFFERED FOR SALE IN THE STATE OF TEXAS PURSUANT TO REGISTRATION WITH THE TEXAS STATE SECURITIES BOARD, BUT REGISTRATION IS PERMISSIVE ONLY AND DOES NOT CONSTITUTE A FINDING THAT THIS PROSPECTUS IS TRUE, COMPLETE, AND NOT MISLEADING, NOR HAS THE TEXAS STATE SECURITIES BOARD PASSED IN ANY WAY UPON THE MERITS OF, RECOMMENDED, OR GIVEN APPROVAL TO THESE SECURITIES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THESE SECURITIES ARE OFFERED FOR SALE IN THE COMMONWEALTH OF VIRGINIA PURSUANT TO REGISTRATION WITH THE VIRGINIA STATE CORPORATION COMMISSION, BUT REGISTRATION IS PERMISSIVE ONLY AND DOES NOT CONSTITUTE A FINDING THAT THIS PROSPECTUS IS TRUE, COMPLETE, AND NOT MISLEADING, NOR HAS THE VIRGINIA STATE CORPORATION COMMISSION PASSED IN ANY WAY UPON THE MERITS OF, RECOMMENDED, OR GIVEN APPROVAL TO THESE SECURITIES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THESE SECURITIES ARE OFFERED FOR SALE IN THE STATE OF WASHINGTON PURSUANT TO REGISTRATION WITH THE SECURITIES DIVISION OF THE WASHINGTON STATE DEPARTMENT OF FINANCIAL INSTITUTIONS, BUT REGISTRATION IS PERMISSIVE ONLY AND DOES NOT CONSTITUTE A FINDING THAT THIS PROSPECTUS IS TRUE, COMPLETE, AND NOT MISLEADING, NOR HAS THE SECURITIES DIVISION PASSED IN ANY WAY UPON THE MERITS OF, RECOMMENDED, OR GIVEN APPROVAL TO THESE SECURITIES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS OFFERING CIRCULAR AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY US.

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

OFFERING CIRCULAR SUMMARY

This summary highlights information contained elsewhere in this Offering Circular. This summary is not complete and does not contain all of the information that you should consider before investing in the Units.

You should carefully read the entire Offering Circular, especially concerning the risks associated with the investment in the Units discussed under the "Risk Factors" section.

Unless we state otherwise, the terms "we," "us," "our," "Company," "management," or similar terms collectively refer to The Fair-Haired Dumbbell LLC, an Oregon limited liability company.

Some of the statements in this Offering Circular are forward-looking statements. See the section entitled "Special Note Regarding Forward-Looking Statements."

Our Business

General

The Fair-Haired Dumbbell LLC is a development stage company that was formed on February 26, 2014, as an Oregon limited liability company. Our principal offices are located at 3435 NE 45th Avenue, #J, Portland, OR 97213. The sole purpose of the Company is to acquire, own, hold, construct, develop, lease, manage, operate, mortgage, sell and otherwise dispose of fee simple real estate located at 11 NE Martin Luther King Jr. Blvd., Portland, OR 97232 (the "Property"). We have a limited operating history and have generated no revenue.

Our Manager, ...Some Knucklehead, Inc. dba Guerrilla Development, an Oregon corporation, owns all of our Class A Membership Units, giving it sole management rights. Therefore, our Manager has control over the management of the Company and the management and development of the Property. Our Manager is owned and controlled by Kevin Cavenaugh who controls all of the Manager's voting and management rights. Additionally, only Class A and Class B Membership Units will have the right to vote on certain matters.

The Property

The Property, which is located at 11 NE Martin Luther King Jr. Blvd., Portland, OR 97232, consists of an undeveloped lot of approximately 13,600 square feet.

We expect to build two 6-story buildings that will share a common circulation corridor (elevator and stairs) and attach at each floor by a sky bridge. When completed, we expect that the Property will contain approximately 6,900 rentable square feet of ground floor retail space and 5 stories of speculative office space containing approximately 42,000 rentable square feet of space.

As planned, the Company intends to build 15 tenants units: 5 retail and 10 office. Each speculative office space (floor plates of approximately 4,000 rentable square feet) is intended for one tenant, providing creative class companies with a proprietary space to make their own.

The Company entered into a Purchase and Sale Agreement (the "Purchase Agreement") with the Portland Development Commission ("PDC") on April 25, 2014. The Purchase Agreement provided the Company the right to purchase the Property from the PDC at market value, or $1,116,000.00 and obligated the Company to pay 5% earnest money, or $58,000, to the PDC. To complete the purchase of the Property, the Company must pay the balance of the purchase price no earlier than October 1, 2014, and no later than January 9, 2015 with the right of the Company to extend the closing date until February 14, 2015. Upon closing, the Company intends to begin construction in the early Spring of 2015 with a construction period of roughly one year.

The Business Plan

Following its acquisition of the Property, the Company plans to develop the Property.

The sole purpose of the Company is to acquire, own, hold, construct, develop, lease, manage, operate, mortgage, sell and otherwise dispose of fee simple real estate located at 11 NE Martin Luther King Jr. Blvd., Portland, OR 97232 (the "Property"). The Property is located in the Burnside Bridgehead, a four-block site within Portland's Central Eastside Industrial neighborhood. According to the Burnside Bridgehead Framework Plan, set forth by the Portland Development Commission (PDC) on June 11, 2010:

> "The four block Burnside Bridgehead site is one of the most critical pieces of real estate slated for redevelopment in Portland's Central City. The significance of the site derives mainly from its pivotal position at the intersection of the two elements that organize the City into four quadrants: Burnside Street, dividing north and south, and the Willamette River, separating the east and west sides. The establishment of the Streetcar Loop and the western terminus of the East Burnside/Couch couplet, both at the eastern edge of the site, promise to reinforce the site's identity as a center of urban activity. A recent emergence of restaurants, boutique retail, creative commercial space and industrial start-ups along the lower Burnside corridor and throughout the Central Eastside points to the Burnside Bridgehead as a catalytic hub for similarly vibrant economic and cultural activity. The Burnside Bridgehead represents the opportunity to solidify the vitality of the Central Eastside Industrial District through a largely ground-up development that reinforces its character, scale, and economy."

The concept for the Property is to fulfill and exceed the expectations set forth in the PDC's Burnside Bridgehead Framework Plan. We believe the key values for a successful development are:

1. The site should be developed to its full potential
2. Development should ensure attainability
3. Embrace sustainability
4. Catalyze productivity
5. Promote vibrancy

The initial phase of the Burnside Bridgehead Framework Plan was the rehabilitation of the Eastside Exchange by Beam Development (completed October 2013). Originally built in 1925, the 5-story, approximately 80,655 square rentable foot building was adaptively renovated into creative office space and event space. As of July 7, 2014, the Eastside Exchange is 91% leased, renting for between $18-$24/SF NNN. The reception and success of this LEED Silver-certified building paved the way for the new construction to come.

Ten prominent Portland developers submitted proposals to the PDC for the five available Burnside Bridgehead sites, and five were chosen. The Company and the Property were selected by the PDC for development on Block 76E in June 2013. In total, five new buildings are slated for construction in the Burnside Bridgehead between Fall 2014 – Winter 2015. These properties have been referred to as "a Designer's Disneyland" (Portland Monthly, April 2014), culling some of Portland's most ambitious architects and developers in one high-profile location.

In designing the Property, the Manager identified the programmatic need that was least addressed in the other proposed Bridgehead developments: creative office space. The Property is expected to be two 6-story buildings that will share a common circulation corridor (elevator and stairs) and attach at each floor by a sky bridge.

The predevelopment phase of the Property began in October 2014 and the Company anticipates construction beginning in Spring 2015. Construction is predicted to take approximately one year.

The total project cost is estimated to be $14,349,733. The land is being purchased from PDC at the market rate value of $1,160,000. The capital for the land purchase is anticipated to come in part from private lenders and through a potential additional capital raise. Such a capital raise may consist of the sale of Class B Membership Units or debt securities, as determined by the Company in its sole discretion. The soft costs of the development of the Property are projected to be $4,511,466. Capital for this portion of the project is anticipated to come through a combination of preferred equity raised in a Regulation A offering, private lenders and the developer's equity.

Hard costs (cost of construction and the cost of the unique building skin) is estimated at $8,679,267. While our construction loan is yet to be secured, we have been approached by a number of Portland banks who have expressed interest in partnering with the Company in providing construction financing. Based on two assumptions, we are confident in our ability to secure a construction loan.

First, we hope to be at least 30% pre-leased at the time of closing on the bank loan. The Company expects to market the Property to future tenants in two ways. The first is through the Portland, OR-based commercial real estate brokerage firm, NAI Norris, Beggs, & Simpson. A concurrent leasing strategy is based on the Company's network of creative-class companies within the Portland area. Our Manager manages a sub-company called TENpod, LLC, a co-working concept that currently houses 38 companies comprised of individuals and small groups. These companies are in various stages of development and growth, and it is expected that at least three of those companies will occupy space in the Property upon completion.

Second, the Company anticipates obtaining a personal guarantee in the amount of the construction loan from the selected General Contractor. There are a number of qualified contractors in Portland who are capable of writing such a guarantee. We are currently in conversation with two candidates who are willing and able to pursue this format.

We do not expect to encounter any difficulty securing a construction loan in the event that both assumptions are met. We anticipate a 65% loan-to-value.

The Company anticipates leasing its office space for approximately $23/SF/YR in a triple net or "NNN" lease where the tenant pays net real estate taxes, net building insurance and net common area maintenance. The Company projects retail rent to be approximately $24/SF/YR with a NNN lease,. Additional amenities of the Property will include 28 underground parking spaces, on-site access to the Portland Streetcar CL line and the #6 Bus serving Martin Luther King Jr. Blvd north and south. A short two-minute walk will deliver tenants to a stop serving bus lines #12, #19, and #20, providing access to the east side of Portland.

Based on the most recent pro forma financial projections (dated November 11, 2014), the Property at Year One is expected to have a Net Operating Income (NOI) of $970,121. Using a conservative forecast of future rental rates based on the steady growth in the Portland area, the value of the Property is expected to appreciate at a rate of 3% a year.

The breakdown of the Company's expected equity, assuming all Units offered hereunder are purchased, is as follows:

CLASS A

- Estimated total equity: $1,500,000
- Estimated equity percentage: 33.33%
- Class A will have:
  - VOTING: Voting rights (Class A and Class B equal voting)
  - TERM: Long-term ownership
  - RATE OF RETURN:
    - 10% Preferred Return until Initial Investment paid off
    - After return of the Initial Investment, will share remaining cash flow with Class B Units 50/50
- Investors: Guerrilla Development/Kevin Cavenaugh

CLASS B (if and when offered)

- Estimated total equity: $1,500,000
- Estimated equity percentage: 33.33%
- Class B will have:
  - VOTING: Voting rights (Class A and Class B equal voting)
  - TERM: Long-term ownership
  - RATE OF RETURN:
    - 10% Preferred Return until Initial Investment paid off

- After return of the Initial Investment, will share remaining cash flow with Class AUnits 50/50
- Investors: Other long-term investors, to be determined

CLASS C

- Estimated total equity: $1,500,000
- Estimated equity percentage: 33.33%
- Class C will have:
  - VOTING: No voting rights
  - TERM: 5-year
  - RATE OF RETURN: 8% per annum prior to the year of redemption; 12% in the year of redemption
- Investors: Regulation A Offering

The Offering

Issuer	The Fair-Haired Dumbbell LLC, an Oregon limited liability company.
Manager	...Some Knucklehead, Inc. dba Guerrilla Development, an Oregon corporation.
Security Offered	Class C Membership Units. Each Unit shall represent the right to a Preferred Return calculated at a rate of 8% per annum, compounded monthly, commencing to accrue on the date each capital contribution is made until such capital contribution is repaid or returned in full; provided, however, that in the year that the Unit is redeemed by the Company, the Preferred Return shall be 12%. Payment of the Preferred Return is contingent upon the Company distributing cash flow in accordance with the distribution provisions of the Operating Agreement, as described more fully in the section entitled "Distributions" below. In the event the Company does not distribute cash flow, Class C Members will neither receive nor be entitled to payment of the Preferred Return.
Price per Unit	$1,000
Minimum Offering	$750,000 (750 Units).
Maximum Offering	$1,500,000 (1,500 Units).
Minimum Investment	$1,000 (i.e., 1 Unit at $1,000 per Unit).
Offering Period	The Offering will commence promptly after the date of this Offering Circular and will close upon the earlier of (1) the sale of all 1,500 Units, (2) one year after the date of this Offering Circular, or (3) at such date prior to one year as may be determined by the Manager. The Offering may be terminated at our election at any time.
Investors/Class C Members	Those persons who purchase Units in accordance with the terms of this Offering.
Unit Holders	Those persons who hold a membership unit in the Company. Unit Holders consists of Class A, Class B Members (if and when Class B Membership

Units are issued) and Class C Members.

Voting Rights

Investors in the Units will have no rights to contribute to, direct or vote on the management of the Company's affairs, including whether or not the Company should dissolve.

Preferred Return

Class C Members who make capital contributions to the Company are entitled to accrue a return on investment calculated at the rate of 8% per annum, compounding monthly, on all Capital Contributions made to the Company by the Investors, with such Preferred Return commencing to accrue on the date of each Capital Contribution is made to the Company by the Investor in question and continuing until such Capital Contribution is repaid or returned in full; provided, however, that in the year that the Units are redeemed by the Company, the Preferred Return shall be 12%; and, provided further, that if an Investor is not fully redeemed on or before the Mandatory Class C Redemption Date, the Preferred Return for the Units applicable to such Class C Membership Interest shall thereafter be increased from 8% per annum to 12% per annum, commencing on the Mandatory Class C Redemption Date and continuing thereafter at 12% per annum until the date upon which the Investor is fully redeemed. Payment of the Preferred Return is contingent upon the Company distributing cash flow in accordance with the distribution provisions of the Operating Agreement, as described more fully in the section entitled "Distributions" below. In the event the Company does not distribute cash flow, Class C Members will neither receive nor be entitled to payment of the Preferred Return.

Mandatory Class C Redemption Date

The Mandatory Class C Redemption Date means the fifth (5th) anniversary of the date upon which a Class C Member Interest is first issued to the applicable Class C Member.

Distributions

The timing and aggregate amount of cash distributions, if any, are generally at the sole discretion of the Manager. No assurances can be made as to the timing or amount of cash distributions to the Investors, or whether any cash distributions in fact will be made.

Net Cash from Operations will be distributed and applied by the Company in the following order of priority: (a) first, to the payment of all third party debts and liabilities of the Company then due and payable, excluding all debts and liabilities due to any Unit Holder; *then* (b) second, to any Unit Holder making a loan to the Company, *pro-rata* and *pari passu*, in an amount necessary to repay all outstanding amounts due under any loan made by Unit Holders to the Company; *then* (c) third, to the Class B Members, in proportion to the aggregate amount of accrued but unpaid Preferred Return for Class B Membership Units then due and payable to such Class B Members; provided, however, a Class B Member shall have not further right to receive a Preferred Return once such Class B Member's Adjusted Capital Balance has been reduced to zero; *then* (d) fourth, to the Class C Members, in proportion to the aggregate amount of accrued but unpaid Preferred Return for Class C Membership Units then due and payable to such Class C Members; provided, however, a Class C Member shall have not further right to receive a Preferred Return once such Class C Member's Adjusted Capital Balance has been reduced to zero; *then* (e) fifth, to the Class A Members, in proportion to the aggregate amount of accrued but unpaid Preferred Return for Class A Membership Units then due and payable to such Class A Members; *then* (f) finally, any remaining Net Cash From Operations shall be distributed as follows, 50% to Class A Members and 50% to Class B

Members, *pro rata.*

All Net Cash From Sales or Refinancings will be distributed and applied by the Company in the following order of priority: (a) first, to the payment of all third party debts and liabilities of the Company then due and payable, excluding all debts and liabilities due to any Unit Holder; *then* (b) second, to any Unit Holder making a loan to the Company, *pro-rata* and *pari passu*, in an amount necessary to repay all outstanding amounts due under any loan made by Unit Holders to the Company; *then* (c) third, to the Class C Members, in proportion to the aggregate amount of accrued but unpaid Preferred Return for Class C Membership Units then due and payable to such Class C Members; *then* (d) fourth, to the Class C Members until the Adjusted Capital Balance of each Class C Member has been reduced to zero (and at such time as Class C Member's Adjusted Capital Balance has been reduced to zero, such Class C Member will be deemed to have withdrawn as a Member, and shall have no further Financial Rights in the Company); *then* (e) fifth, to the Class B Members, in proportion to the aggregate amount of accrued but unpaid Preferred Return for Class B Membership Units then due and payable to such Class B Members; *then* (f) sixth, to the Class B Members until the Adjusted Capital Balance of each Class B Member has been reduced to zero; *then* (g) seventh, to the Class A Members, in proportion to the aggregate amount of accrued but unpaid Preferred Return for Class A Membership Units then due and payable to such Class A Members; *then* (h) eighth, to the Class A Members until the Adjusted Capital Balance of each Class A Member has been reduced to zero; *then* (i) finally, any remaining Net Cash From Sales or Refinancings shall be distributed as follows, 50% to Class A Member and 50% to Class B Members, *pro rata.* See the "Distributions" section.

Dilution

Following this Offering, assuming all Units are sold, the Class A Membership Units and Class C Membership Units will equal 50% and 50%, respectively, of all outstanding and issued membership interests of the Company.

The Class C Membership Units are subject to an immediate decrease in book value after the close of the Offering and the deduction of offering expenses. For a more in depth discussion on the dilution of the Class C Membership Units, see the section entitled "Dilution".

Use of Proceeds

The net proceeds of this Offering will be used to acquire, own, hold, construct, develop, lease, manage, operate, mortgage, sell and otherwise dispose of the Property. Expenses of the Offering are estimated to be approximately $75,000.

Transfer Restrictions

The Operating Agreement restricts the transferability of the Units, except (a) to an immediate family member (spouse, parent, grandparent, child or grandchild) of a member, or to a trust for the benefit of any such immediate family member, or a beneficiary under any such trust, or (b) with the consent of the Manager or as otherwise permitted under the Operating Agreement, to a person or entity that is not a Unit Holder. The Operating Agreement also provides for drag-along rights, which allow the Manager to sell all the interests in the Company including the individual interests of the Class C Members. The transfer of any Unit in violation of the Operating Agreement will be deemed invalid, null and void, and of no force or effect. Any person to whom Units are attempted to be transferred in violation of the Operating Agreement will not be entitled to receive distributions from the Company or have any other rights in or with respect to the membership rights.

General Repurchase Right	The Operating Agreement allows for the Company to exercise a right of repurchase, in its sole discretion, with regard to the Units at any time. While the Operating Agreement allows the Company to purchase less than all of the Units, the Company affirms that it will not exercise such right for less than all of the Units and only in the event that the Company has enough cash on hand to fully fund a repurchase of all of the Class C Membership Units. The repurchase price for Class C Members will be the sum of (a) the amount of accrued but unpaid Preferred Return then due and owing to such Class C Member, and (b) such Class C Member's then applicable Adjusted Capital Balance. The purchase price will be payable to the Members in four equal, quarterly installments, with the first payment becoming due ninety (90) days following the date on which the Company provides notice the Members of its decision to repurchase the Units.
Personal Conduct Repurchase Right	In the event that an Investor fails to conform its personal conduct to common and accepted standards of good citizenship or conducts itself in a way that reflects poorly upon the Company, as determined by the Manager in its sole discretion, the Manager may cause the Company to repurchase all, but not less than all, of the Membership Units held by such Investor at book value.
Litigation Repurchase Right	In the event that an Investor brings any suit, legal action or proceeding involving any dispute against the Company, the Manager, in its sole discretion, may cause the Company to repurchase all, but not less than all, of the Membership Units held by such Investor at book value.
Liquidity of Units	There is no public market for the Units, the Company does not expect such a market to develop in the future, and the Company does not intend to offer any additional liquidity options to investors.
Exchange Act Disclosure	The Company is not required to provide disclosure pursuant to the Exchange Act.
Risk Factors	An investment in the Company is highly speculative and involves substantial risks. Prospective Investors should carefully review and consider the factors described under the "Risk Factors" section below.

We plan to register the Offering with the securities regulators in California, Massachusetts, New York, Oregon, Texas, Virginia, Washington, Washington, D.C. and such other state securities regulators as we may determine from time to time. We may also offer or sell Units in other states in reliance on exemptions from registration requirements of the laws of those states. However, we will not make any general solicitation or advertisement of this Offering in any jurisdiction where this Offering has not been registered. This Offering is being conducted on a "best-efforts" basis, which means the manager of our Manager, Kevin Cavenaugh, will attempt to sell the shares to prospective Investors without the use of an underwriter. In offering the Units on our behalf, Mr. Cavenaugh is not required to register as a broker-dealer under the Securities Exchange Act of 1934. Mr. Cavenaugh will not be compensated for his participation and will act only in a passive manner with respect to the offering of Units. As a result, his activity does not require registration under Exchange Act Section 15(a). We will not pay any commission or other remuneration to Mr. Cavenaugh for these efforts. Mr. Cavenaugh intends to utilize an online platform as part of the Manager's effort in offering and selling the Units, which may require a fee based upon the total amount of funds raised.

Summary Financial Information

Balance Sheet Data	**From inception February 2014 to December 3, 2014 (unaudited)**
Cash and WIP	$63.562.76
Fixed Assets	$419,561.61
Total Assets	**$483,124.37**
Current Liabilities	$38,699.75
Long-term Liabilities - Loans	$445,000.00
Total Liabilities	**$483,699.75**
Total Member Equity	**$0.00**
Total Liability and Equity	**$483,124.37**

Corporate Information

We are an Oregon limited liability company. We maintain principal executive offices at the office of our Manager, 3435 NE 45th Avenue, #J, Portland, OR 97213. Our telephone number is (503) 232-3479 and our email address is Kevin@Guerrilladev.co.

RISK FACTORS

An investment in the Company carries risks, a number of which are set out below including those related to the Company, those related to the Offering, and those related to taxes. In addition to those risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular, potential Investors should keep in mind other possible risks that could be important.

This is a speculative investment, and the value of your investment in the Company may decrease significantly or entirely. You should not make an investment in the Company if you are unable to bear the loss of your entire investment. You should only consider an investment in the Company after considering the following risks and consulting with your investment, legal, and tax advisors.

RISKS RELATED TO THE COMPANY'S BUSINESS

The Company is currently has no operating history and is currently operating at a loss.

The Company has no operating history and since its inception through the date of this Offering Circular, the Company has recorded a net loss and has had no revenue. The capital raised by this Offering (assuming the Offering is fully subscribed), will account for only 20% of the overall financing needed to ensure the successful execution of the project, and there is no assurance that the Company will be able to raise such additional funds to carry out its business objectives.

The Company may require additional capital and may be unable to obtain such capital on favorable terms or at all.

In the future, we may need to raise additional capital through the issuance and sale of additional membership interests or securities convertible into membership interests. If we issue additional membership interests or convertible securities, our then-existing Unit Holders may face substantial dilution. In addition to diluting our then-existing Unit Holders, we may be obligated to pay a substantial amount of regular income to future investors, which would reduce our cash available for working capital and renovation or redevelopment of the Property. Currently, we do not have any arrangements for any financing for the sale of membership interests or any other method of financing, and we can provide no assurances to Investors that we will be able to obtain any financing when required on favorable terms or at all. The only cash immediately available to us is the cash in our bank account.

You may be liable in certain circumstances for the repayment of distributions.

You may be personally liable for any debts or losses of the Company up to the amount of your capital contributions and profits attributable thereto (if any) if the Company is otherwise unable to meet its obligations. You may be required to repay to the Company cash or in-kind distributions (including distributions on partial or complete redemption of Units and distributions deemed a return of capital) received by you to the extent of overpayments and to the extent such distribution made the Company insolvent at the time of the payment or the distribution.

Investors in this Offering will have no voting rights in the Company, managerial, contractual or other ability to influence the Company, or control over the Property.

Investors in Class C Membership Units will have no voting rights with respect to the Company, and will have no managerial, contractual or other ability to influence the Company's activities or operations of the Property. The Class C Membership Units' lack of voting rights gives all control under the Operating Agreement to the Manager. The Manager's operation of the Company could materially and adversely affect the value of the Company and the returns realized by investors.

Investors have no rights to any return of their capital contributions and may lose their entire investment.

Investors have no rights to any return of their capital contributions. This is a speculative investment, and the value of your investment in the Company may decrease significantly or entirely. You should not make an investment in the Company if you are unable to bear the loss of your entire investment.

The Property is planned to be the Company's principal asset, and factors outside of the Company's control could significantly decrease the value of that asset.

The Property is planned to be the Company's principal asset. The prospects of the Company depend upon the Property maintaining its rental and resale value or increasing in such value. The typical risks relating to an investment in real estate will apply to the Property and its value. These include, but are not limited to:

- changes in the general economic climate and market conditions, those applicable to Portland, Oregon, or those applicable to the Central Eastside industrial district;
- changes in the occupancy or rental rates of the Property or, for a property that requires new leasing activity, a failure to lease the Property in accordance with the projected leasing schedule;
- complications involving the development or construction of the Property;
- limited availability of mortgage funds or fluctuations in interest rates which may render the sale and refinancing of the Property difficult;
- unanticipated increases in real estate taxes and other operating expenses;
- environmental considerations;
- zoning laws and other governmental rules and policies; and
- uninsured losses including possible acts of terrorism or natural disasters.

Any one or more of the preceding factors could materially adversely affect the value of the Property. If the value of the Property were to decrease significantly, the Company may not be able to repay mortgages on the Property or obtain new financing to repay outstanding loans on favorable terms, if at all. Additionally, if the value of the Property were to decrease and the Company were to choose to sell the Property, liquidate and distribute its remaining assets after paying liabilities, you might not recover the amount of your investment, if you were to receive any funds at all.

The ability of any new business to continue as a going concern is uncertain, and a default by a tenant could result in the Property becoming vacant and difficult to re-lease.

Once developed, we may lease the Property to tenants operating new businesses. It is always uncertain whether new businesses will have the ability to continue as going concerns. In the event that a tenant defaults on a lease, the Property may become vacant, and we may be unable either to re-lease the Property for the rent due under the lease or to re-lease the Property without incurring additional expenditures relating to the Property. In addition, we could experience delays in enforcing our rights against, and collecting rents and other expenses due from the tenant. Finally, we may have to incur substantial expenditures in connection with any re-leasing, as the Property is expected to be specifically suited to a tenant. Any delay or substantial expenditures we experience in re-leasing the Property, or any difficulty in re-leasing the Property at acceptable rates, may reduce the cash available to make distributions to our stockholders.

The Company's attempts to develop the Property may be unsuccessful.

The Company plans to develop the Property. The Company may be unsuccessful in its development efforts due to a variety of factors, including mismanagement, the poor selection of third-party contractors, an inability to raise the necessary capital to complete the development, changes in zoning laws and increases in construction costs. If the development effort is delayed, suffers significant cost increases, does not prove as valuable as projected or cannot be completed, the Company may become unprofitable or be forced to dispose of the Property for a price that is less than the Company's then outstanding liabilities.

The Company is liable for any potential environmental hazards.

Our failure to uncover and adequately protect against environmental issues in connection with the purchase of the Property may subject us to liability as the owner of the Property. State, local and federal environmental laws and regulations impose liability on current or previous real property owners or operators for the cost of investigating, cleaning up or removing contamination caused by hazardous or toxic substances at the property. The Company may be held liable for such costs as the owner of the Property. Liability can be imposed even if the original actions were legal and the Company had no knowledge of, or were not responsible for, the presence of the hazardous or toxic substances. Further, the Company may also be held responsible for the entire payment of the liability if it is subject to joint and several liability and the other responsible parties are unable to pay. The Company may also be liable under common law to third parties for damages and injuries resulting from environmental contamination emanating from the site, including the presence of asbestos containing materials. Insurance for such matters may not be available. Additionally, new or modified environmental regulations could develop in a manner that could adversely affect the Company. In the event of such liability, the Company may be forced to use part or all of Investors' capital contributions to cover the costs to remedy any environmental hazards, which could adversely impact the value of your investment.

The Company's investment is speculative.

Investing in real estate such as the Property involves an inherent exposure to fluctuations in the real estate market, including the availability of financing, increases in mortgage rates and borrowing rates and general economic conditions, and there is no assurance that the Company's investment strategy will be successful. The Property may not be easy to liquidate, and the Company may not be able to sell the Property at market value or at all if the Company determines that it is an appropriate time to sell the Property.

The Company will face competition.

The Company will face competition from other persons leasing and developing land and property in the Portland, Oregon area, particularly within the Central Eastside industrial district where the Property is located and in surrounding areas. Due to the limited number of office rental properties in the area, we will be vulnerable to competitors that act irrationally or are able to operate at zero or negative margins, have longer operating histories, more market experience or contacts, or greater financial resources than the Company. The Company may not be able to compete effectively.

The Company may face competition from the Manager.

The Company may also face competition from properties owned or controlled by affiliates of the Manager. Affiliates of the Manager may also acquire or lease other property in the same neighborhood as the Property.

The Company may be subject to the risks of leverage.

The Company plans to obtain a mortgage on all of the Property and would be required to not exceed certain debt service coverage ratios and loan to value amounts. If its operations of the Property deviate in any material adverse respect from those projected, the Company may not have sufficient cash flow to service the required indebtedness as to a particular property. If the Company cannot do so, regardless of the cause, the Company would face a risk of forfeiture or foreclosure of its interest in the Property.

The Manager's liability will be limited.

Pursuant to the Operating Agreement, the Manager, the principals and its other affiliates will not be liable to the Company or any members for any damages, losses, liabilities or expenses (including reasonable legal fees, expenses and related charges and cost of investigation) unless one of those parties is guilty of gross misconduct, fraud or criminal activity. Thus, members will have limited recourse against those parties. The Operating Agreement also provides that the Company will indemnify, hold harmless and waive any claim against the Manager, the principals and its other affiliates, for any and all losses, damages, liability claims, causes of action, omissions, demands and expenses or any other act or failure to act arising from or out of the performance of their duties to the Company under the Operating Agreement or as a result of any action which the Manager is requested to take or refrained from taking by the Company unless such loss has arisen as a result of their gross misconduct, fraud, or criminal activity.

The Company may not be able to provide adequate insurance for the Property.

If the insurance market changes, or the Company needs to make claims on its insurance or for other factors affecting insurance rates, it may not be able to renew or find new insurance on acceptable terms, if at all. Failure to carry appropriate insurance could significantly increase the Company's liability in the event of torts or other actionable events occurring on the Property that affect tenants or third-parties thereon or could force the Company to cease leasing the Property.

The Company may never make distributions.

Payment of distributions, including the Preferred Return, and the amounts thereof will depend upon returns received by the Company on its investments. The Company may not operate profitably or be able to declare and pay any distributions to the Members, and you may not earn a positive return on your investment or receive a return of any or all of your investment.

The Company is not required to provide disclosure pursuant to the Securities Exchange Act of 1934.

The Company is not required to provide disclosure pursuant to the Exchange Act. As such, the Company is not required to file quarterly or annual reports. In addition, the Company is not required to prepare proxy or information statements; our common stock will not be subject to the protection of the going private regulations; the Company will be subject to only limited portions of the tender offer rules; our officers, directors, and more than ten percent (10%) shareholders ("insiders") are not required to file beneficial ownership reports about their holdings in our Company; insiders will not be subject to the short-swing profit recovery provisions of the Exchange Act; and more than five percent (5%) shareholders of classes of our equity securities will not be required to report information about their ownership positions in the securities.

The Company does not maintain key man life insurance for the principal of the Manager.

The Company depends on the continued contributions of the principal of our Manager, Kevin Cavenaugh, who will handle all of the managerial responsibilities of the Company. We do not carry key person life insurance on his life and the loss of his service could disrupt our operations and interfere with our ability to successfully develop the Property or compete with others.

RISKS RELATED TO THE OFFERING

An investment in the Company's securities is highly speculative and you may lose your entire investment.

An investment in our securities is highly speculative and subject to numerous and substantial risks. You should not invest in the Company unless you can afford to lose your entire investment. This Offering is intended for investors who can accept the applicable risks. Prospective investors should not subscribe unless they can readily bear the consequences of the loss of their entire investment.

The determination of the offering price and other terms of the Offering have been arbitrarily determined and may not reflect the value of your investment.

The offering price has been arbitrarily determined by the Manager and may not bear any relationship to assets acquired or to be acquired or the book value of the Company or any other established criteria or quantifiable indicia for valuing a business. Neither the Company nor the Manager represents that the Units have or will have a market value equal to their offering price or that the Units could be resold (if at all) at their original offering price.

There is a dilutive book value effect on the Class C Membership Units.

After giving effect to the sale of 1,500 Units in this Offering at the offering price of $1,000 per Unit, and after deducting the estimated offering expenses of $75,000.00, our as adjusted book value as of September 30, 2014. This represents an immediate decrease in book value of approximately $37,500.00 to each of the Class A Members and Class C Members (or approximately $25.00 per Class A and Class C Membership Unit).[1]

Your investment is highly illiquid and the Company does not intend to offer any liquidity options.

There is no public market for the Units, the Company does not expect such a market to develop in the future, and the Company does not intend to offer any additional liquidity options to investors. Additionally, the Operating Agreement and Subscription Agreement contain restrictions on the transferability of the Units without the written consent of the Company and require an opinion of counsel satisfactory to the Company that the transfer will not create adverse tax consequences and would not violate federal or state securities laws. Consequently, your ability to control the timing of the liquidation of your investment in the Company will be restricted and you may not be able to liquidate your investment. You should be prepared to hold your Units indefinitely.

The Company may exercise its right of repurchase with regard to the Units.

The Operating Agreement allows for the Company to exercise a right of repurchase, in its sole discretion, with regard to the Units at any time. The Company may exercise a right of repurchase for any reason, including but not limited to removing a Member from the Company or increasing earnings-per-share by reducing the number of outstanding Units. If the Company exercises this right, then you will no longer be a Member of the Company. In the event that the Company elects to repurchase all of the Units, the repurchase price for Class C Members will be the sum of (a) the amount of accrued but unpaid Preferred Return then due and owing to such Class C Member, and (b) such Class C Member's then applicable Adjusted Capital Balance. The purchase price will be payable to the Members in four equal, quarterly installments, with the first payment becoming due ninety (90) days following the date on which the Company provides notice the Members of its decision to repurchase the Units.

The Company may exercise its right of repurchase as a result of an Investor's personal conduct or litigation.

The Operating Agreement allows for the Company to exercise a right to repurchase all of the Units held by an Investor in the event that such Investor fails to conform its personal conduct to common and accepted standards of good citizenship, conducts itself in a way that reflects poorly upon the Company, or brings any suit, legal action or

---

[1] To be confirmed by Company.

proceeding against the Company. If the Company exercises this right with regard to the Units held by you, then you will no longer be a Member of the Company.

Investors are subject to the obligations and representations as Class C Members described in the Company's Operating Agreement.

Holders of Units will be subject to the obligations and representations as Class C Members described in the Company's Operating Agreement. Each Class C Member warrants and represents to the Company and the Manager that he, she or it:

- has received, reviewed, and understood the Company's Offering Circular and has relied on nothing other than the Offering Circular, the Operating Agreement, and any associate subscription agreement in deciding whether to make an investment in the Company;

- has received and reviewed certain business and financial information concerning the Company and any other documents requested by the Member in connection with his/her/its investment in the Company and his/her/its attorneys and accountants have been offered an ample opportunity to review such information;

- understands the risk involved with the Company's Business, including the risk of loss of such Member's entire investment;

- understands that there is no guarantee that the Company will be financially successful or that the value of such Member's ownership interest and investment in the Company will appreciate or maintain its value;

- has sufficient financial resources so that he/she/it can hold his/her/its securities indefinitely or could, without affecting his/her/its ability to satisfy his/her/its financial needs and personal contingencies, afford a complete loss of his/her/its investment;

- has carefully read, reviewed and is familiar with the Operating Agreement;

- has carefully reviewed all of the Risk Factors identified in the Company's Offering Circular therein, and recognizes that an investment in the Company carries with it a high level of risk and a significant possibility of loss of the entire investment;

- is aware (i) that there is no public market for the Class C Membership Units, (ii) that it is not intended that such a market will develop or be created, and (iii) that it will not be possible to readily liquidate this investment;

- acknowledges and agrees that any interest earned on the Investor's investment may be used by the Company, and that such interest (if any) will not be refunded to the Investor; and

- will complete and sign a Subscription Agreement and, by so doing, will be deemed also to have executed the Operating Agreement.

See Section 9 of the Operating Agreement for a further discussion of the obligations and representations of the Class C members.

Risks Related to the Investment Company Act of 1940.

The Company intends to avoid becoming subject to the Investment Company Act of 1940, as amended (the "1940 Act"). However, under certain conditions, changing circumstances or changes in the law, it may become subject to the 1940 Act in the future. Becoming subject to the 1940 Act could have a material adverse effect on the Company. It is also probable that the Company would be terminated and liquidated due to the cost of registration under the 1940 Act.

RISKS RELATED TO CERTAIN CONFLICTS OF INTEREST

There are conflicts of interest between the Company, the Manager and their affiliates.

Kevin Cavenaugh is the principal of the Manager. The Manager also manages a sub-company called TENpod, LLC, a hub-and-spoke model co-working concept that currently houses 38 companies comprised of individuals and small groups. These companies are in various stages of development and growth, and it is expected that three of those companies will occupy space in the Property upon completion. Some of the conflicts inherent in the Company's transactions with the Manager and TENpod, LLC, and the limitations on such parties adopted to address these conflicts are described below. The Company, the Manager and their affiliates will try to balance the Company's interest with their own. However, to the extent that such parties take actions that are more favorable to other entities than the Company, these actions could have a negative impact on the Company's financial performance and, consequently, on distributions to Unit Holders and the value of the Securities. The Company has not adopted, and does not intend to adopt in the future, either a conflicts of interest policy or a conflicts resolution policy.

RISKS RELATED TO TAXES

There are various federal income tax risks associated with an investment in the Units. Some, but not all, of the various risks associated with the federal income tax aspects of the Offering of which prospective Investors should be aware are set forth below. The effect of certain tax consequences on a Unit Holder will depend, in part, on other items in the Investor's tax return. No attempt is made herein to discuss or evaluate the state or local tax effects on any prospective Investor. Each prospective Investor is urged to consult the prospective Investor's own tax advisor concerning the effects of federal, state and local income tax laws on an investment in the Units and on the prospective Investor's individual tax situation.

There are risks related to the Status of the Company for Federal income tax.

The Company has been organized as a limited liability company under the laws of the State of Oregon. The Company does not intend to apply for a ruling from the Internal Revenue Service (the "IRS") that it will be treated as a partnership for federal income tax purposes, but the Company intends to file its tax returns as a partnership for federal income tax purposes.

Because the Company will be doing business in Oregon, it may have to file a tax return in and be subject to the payment of income tax in Oregon pursuant to the Oregon unincorporated business franchise tax. Prospective Investors should recognize that many of the advantages and economic benefits of an investment in the Units depend upon the classification of the Company as a partnership (rather than as an association taxable as a corporation) for federal income tax purposes. A change in this classification would require the applicable Company to pay a corporate level tax on its income which would reduce cash available to fund distributions to Unit Holders or for internally funding growth of the Company, prevent the flow-through of tax benefits, if any, for use on Unit Holders' personal tax returns, and could require that distributions be treated as dividends, which together could materially reduce the yield from an investment in the Company. In addition, such a change in the Company's tax status during the life of the Company could be treated by the IRS as a taxable event, in which event the Unit Holders could have tax liability without receiving a cash distribution from the Company to enable them to pay such tax liability. The continued treatment of each Company as a partnership is dependent on present law and regulations, which are subject to change, and on the Company's ability to continue to satisfy a variety of criteria.

Unit Holders may have possible Federal income tax liability in excess of cash distributions.

Each Unit Holder will be taxed on the Unit Holder's allocable share of the Company's taxable income, regardless of whether the Company distributes cash to Unit Holders. A Unit Holder's allocable share of the Company's cash distribution is subject to federal income taxation only to the extent the amount of such distribution exceeds the Unit Holder's tax basis in the Unit Holder's interest at the time of the distribution. Additionally, distributions, which exceed the amount for which a Unit Holder is considered "at-risk" with respect to the activity, could cause a recapture of previous losses, if any. There is a risk that a Unit Holder may not have sufficient basis or amounts "at-risk" to prevent allocated amounts from being taxable. Prospective Investors should be aware that although the

Company will use reasonable efforts to make distributions in an amount necessary to pay income tax at the highest effective individual income tax rate on Company's income, the federal income tax on a Unit Holder's allocable share of the Company's taxable income may exceed distributions to such Unit Holder.

Deductibility of employee's salaries and other fees may be challenged.

To be deductible, payments for services must be ordinary and necessary expenses of a trade or business, reasonable in amount, and for services performed during the taxable year in which paid or accrued (or for past, but not future, years' services). The IRS has stated publicly that the deduction of fees and syndication costs will receive close scrutiny when returns are audited. If the informational tax return filed annually for federal income tax purposes by a Company is audited, no assurance can be given as to what extent the deductions claimed for these fees will be allowed. Any disallowance by the IRS which is not successfully rebutted will have the effect of increasing the taxable income of a Unit Holder by decreasing the allowable deduction attributed to each Unit Holder for the year in question.

Tax auditing procedures will be under control of the Manager.

Any audit of items of income, gain, loss or credits of a Company will be administered at the partnership level. The decisions made by the Manager with respect to such matters will be made in good faith, but may have an adverse effect upon the tax liabilities of the Unit Holders.

Changes in Federal income tax laws and policies may adversely affect Unit Holders.

There can be no assurance that U.S. federal income tax laws and IRS administrative policies respecting the U.S. federal income tax consequences described in this Offering Circular will not be changed in a manner which adversely affects the Units of Unit Holders.

Risks related to tax shelter - imposition of accuracy-related penalty on underpayments (Code Section 6662).

A Unit Holder who is an individual could be subject to the Internal Revenue Code Section 6662 understatement penalty, if the Unit Holder's federal income tax liability is understated by the greater of $5,000 or ten percent (10%) of the tax shown on the return. In the case of a corporation (other than an S corporation or a personal holding company), there is a substantial understatement of income tax for any taxable year if the amount of the understatement for the taxable year exceeds the lesser of (i) ten percent (10%) of the tax required to be shown on the return for the taxable year (or, if greater, $50,000), or (ii) $50,000,000. If applicable, the penalty is equal to twenty percent (25%) of the understatement.

The exceptions to the understatement penalty apply different standards based on whether the item giving rise to the tax understatement resulted from a "tax shelter." The term "tax shelter" is defined to include a partnership if a significant purpose of such partnership is the avoidance or evasion of federal income tax. The Manager believes that that there is a reasonable basis to assume that the Company should not be classified as a tax shelter for purposes of the understatement penalty. If a tax shelter does exist, the understatement penalty will not be reduced even with adequate disclosure on the Unit Holder's tax return.

Risks related to disclosure of "reportable transactions" and related penalties.

Pursuant to the regulations under Code section 6011, taxpayers are required to disclose with their tax return certain information for each "reportable transaction" in which the taxpayer participates. The disclosure is on Form 8886 Reportable Transaction Disclosure Statement filed with the taxpayer's income tax return for each year which the taxpayer participates in a reportable transaction, with a copy to the Office of Tax Shelter Analysis ("OTSA") in Washington, D.C. for the first taxable year for which the transaction is disclosed.

Reportable transactions fall into six categories: listed transactions (transactions that IRS has determined to be a tax avoidance transaction and identified by published guidance), confidential transactions, transactions with contractual protection, loss transactions, transactions with significant book-tax differences, and transactions involving a brief asset holding period.

Pursuant to Code Section 6111, each material advisor is required with respect to any reportable transaction to make a return of (i) information identifying and describing the transaction; (ii) information describing any potential tax benefits expected to result from the transaction; and (iii) other information as the Secretary may prescribe. A "material advisor" is defined as any person who (i) provides material aid, assistance or advice with respect to organizing, managing, promoting, selling, implementing, insuring or carrying out any reportable transaction; and (ii) directly or indirectly derives gross income in excess of $250,000 ($50,000 in cases involving a reportable transaction of which all of the tax benefits are provided to natural persons) or another amount as prescribed by the Internal Revenue Service.

A material advisor with respect to any reportable transaction is also required to maintain a list identifying each person with respect to whom the advisor acted as a material advisor with respect to the transaction.

Code Section 6662A - Imposition of Accuracy-Related Penalty on Understatements with Respect to Reportable Transactions, provides that a 20-percent accuracy-related penalty may be imposed on any reportable transaction understatement. In addition, a higher 30-percent penalty applies to a reportable transaction understatement if a taxpayer does not adequately disclose, in accordance with regulations prescribed under Code Section 6011, the relevant facts affecting the tax treatment of the item giving rise to the reportable transaction understatement.

Code Section 6707A - Penalty For Failure To Include Reportable Transaction Information With Return, imposes a penalty of $10,000 on natural persons who fail to include on any return or statement any information with respect to a reportable transaction that is required under Code section 6011. All other taxpayers are subject to a $50,000 penalty for the same type of violation. For failures with respect to listed transactions, the penalty is increased to $100,000 for natural persons and $200,000 for all other taxpayers.

These penalties are effectively automatic and apply even if there is no understatement of income.

IN VIEW OF THE FOREGOING, IT IS ABSOLUTELY NECESSARY THAT EACH AND EVERY PROSPECTIVE INVESTOR CONSULT WITH THE PROSPECTIVE INVESTOR'S OWN ATTORNEYS, ACCOUNTANTS AND OTHER PROFESSIONAL ADVISORS AS TO THE LEGAL, TAX, ACCOUNTING AND OTHER CONSEQUENCES OF AN INVESTMENT IN THE UNITS.

PURSUANT TO INTERNAL REVENUE SERVICE CIRCULAR NO. 230, BE ADVISED THAT ANY FEDERAL TAX ADVICE IN THIS COMMUNICATION, INCLUDING ANY ATTACHMENTS OR ENCLOSURES, WAS NOT INTENDED OR WRITTEN TO BE USED, AND IT CANNOT BE USED BY ANY PERSON OR ENTITY TAXPAYER, FOR THE PURPOSE OF AVOIDING ANY INTERNAL REVENUE CODE PENALTIES THAT MAY BE IMPOSED ON SUCH PERSON OR ENTITY. SUCH ADVICE WAS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF THE TRANSACTION(S) OR MATTER(S) ADDRESSED BY THE WRITTEN ADVICE. EACH PERSON OR ENTITY SHOULD SEEK ADVICE BASED ON THE ITS PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Offering Circular, including the sections entitled "The Company," "Risk Factors," "Business and Properties," "Offering Price Factors" and "Use of Proceeds," contains forward-looking statements. In some cases you can identify these statements by forward-looking words such as "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "could," "would," "project," "plan," "expect" or the negative or plural of these words or similar expressions. These forward-looking statements include, but are not limited to, statements concerning the Company, risk factors, plans and projections.

You should not rely upon forward-looking statements as predictions of future events. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in "Risk Factors." In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this Offering Circular may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

Except as required by law, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this Offering Circular to conform these statements to actual results or to changes in our expectations.

You should read this Offering Circular and the documents that we reference in this Offering Circular and have filed with the Securities and Exchange Commission as exhibits to the Form 1-A of which this Offering Circular is a part with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

DESCRIPTION OF THE COMPANY'S BUSINESS

Overview

The Company is a limited liability company formed in the State of Oregon. The primary purpose of the Company is to acquire, own hold, develop, construct, lease, manage, operate, mortgage, sell and otherwise dispose of the Property, which currently consists of the undeveloped Block 76 E, a 13,957 square foot ("SF") lot located at 11 NE Martin Luther King Jr. Blvd., Portland, OR 97232.

The Company entered into a Purchase Agreement with the PDC on April 25, 2014 (the "Purchase Agreement"). The Purchase Agreement provides the Company with the right to purchase the Property from the PDC at market value, or $1,116,000.00 and obligated the Company to pay 5% earnest money, or $58,000, to the PDC. To complete the purchase of the Property, the Company must pay the balance of the purchase price no earlier than October 1, 2014, and no later than January 9, 2015 with the right of the Company to extend the closing date until February 14, 2015.

We expect to build two 6-story buildings that will share a common circulation corridor (elevator and stairs) and attach at each floor by a sky bridge. Each office floor plate will be approximately 4,000 SF over ten plates for a total of approximately 40,000 SF. There is expected to be approximately 7,000 SF of ground floor retail.

The Property is currently undeveloped. The Property is located in the Burnside Bridgehead, a cluster of four adjacent city blocks (5 lots) over 4.04 acres in Portland's Central Eastside Industrial District. All 5 lots are in various stages of development, awarded to developers and architects with proposals that best exemplified the PDC's Burnside Bridgehead Framework Plan.

As planned, the Company intends to build 15 tenants units: 5 retail and 10 offices. Each floor plate of speculative office space (approximately 4,000 square feet) is intended for one tenant, providing creative class companies with a proprietary space to make their own.

Upon closing, the Company intends to begin construction in early Spring 2015. The construction time is anticipated to take one year. The Company has four employees. In the next twelve months, the Company anticipates adding one or two more employees.

Key Property Highlights

- The Property is centrally located Portland's Central Eastside Industrial District, which is home to 17,000 jobs in manufacturing, warehousing, distribution, industrial services, technology and restaurant/retail. (Source: Southeast Examiner, August 2014)
- The Property is being developed as ground-floor retail with office above. All other Burnside Bridgehead lots are to be residential.
- There is a street car stop and a bus stop on the Property.

Key Financial Highlights

- Projected 8.3% annual yield at stabilization, plus potential underlying real estate appreciation.
- According to a 2014 Jones Lang LaSalle study, Portland Oregon has the lowest Class A office vacancy in the country at 11%.
- Creative office space is in high demand in Portland, OR. In the first quarter of 2014 alone, the companies Puppet Labs, Airbnb, eBay, and Jama Software leased over 150,000 SF of creative office space.

We estimate that it will take 30 months to develop, design, permit, and build-out the space, and that approximately $14,349,733 in land acquisition and building improvements (both hard and soft costs) will be necessary for development construction and leasing. The cost estimate includes all tenant improvement costs and leasing commissions and/or fees payable by the Company. The breakdown of the development costs is as follows:

Land Value:	$1,160,000
Hard Costs:	
Hard Costs	$7,612,515
Hard Cost Contingency/TI Budget	1,065,752
Total Hard Costs:	**$8,679,267**
Soft Costs:	
Pre-Development Consultants	$ 29,420
Architecture and Engineering	357,000
Development Fees	1,844,723
Permit Fees	460,191
Legal and Accounting	85,000
Leasing	327,242
Construction Financing and Carrying	1,407,890
Total Soft Costs:	**$4,511,466**
Total Project Costs:	**$14,349,733**

Comparables

The following is a list of sales of properties comparable to the Property in the Portland area (Source: Block 76E Land Appraisal, April 2013, Romanaggi Valuation Services, LLC):

(1)	Project Name	Block 75
	Street Address	111 NE Martin Luther King Jr. Blvd., Portland, OR 97232
	Lot Numbers	R150026, R150027, R150028
	Approx. Building SF	Currently un-built, but projected to be a 145,000 SF mixed-use residential building. 239,130 maximum building SF allowance by code.
	Site SF	26,570 SF
	Target Completion	Winter 2015/Spring 2016
	Last Sale Information	$2,260,000 on June 28, 2013 ($85/SF)
(2)	Project Name	Block 67 E
	Street Address	12 NE 3rd Ave., Portland, OR 97232
	Lot Numbers	R149999, R149997
	Approx. Building SF	Currently un-built, but projected to be a 13-21 story mixed-use residential building. 150,858 maximum building SF allowance by code.
	Site SF	16,762 SF
	Target Completion	Spring/Summer 2016
	Last Sale Information	$1,340,000 on December 12, 2012 ($79.90/SF)
(3)	Project Name	Eastside Exchange
	Street Address	123 NE 3rd Ave., Portland, OR 97232
	Lot Number	R150006
	Building SF	80,655 SF. Adaptive re-use of 1925 building into office space.
	Site SF	45,620 SF
	Completed	Summer 2013
	Last Sale Information	

The following comparable net "asking" rents in Portland, as of June 30, 2014, are for currently vacant buildings that are on the market and available for rent (Source: Norris, Beggs & Simpson):

(1) Project Name bSIDE6
Street Address 524 E Burnside St., Portland, OR, 97213
Building Type Class A Office/Loft/Creative Space
Total SF 23,310 SF, Typical Floor 3,200 SF
SF Available 5,177 SF
Available Space

1. P 1st – 857 SF available, $22.00-$24.00/NNN Rent/SF Year
2. P 4th Suite 410 – 877 SF Available, $24.00/NNN Rent/SF/Year
3. E 6th Suite 600 – 3,443 Available, $26.00/NNN Rent/SF/Year

(2) Project Name Eastside Exchange
Street Address 123 NE 3rd Ave, Portland, OR 97232
Building Type Class B Office
Total SF 80,655 SF, Typical Floor 20,000 SF
SF Available 10,988 SF
Available Space

1. P BSMT – 200 SF available, $18.00/NNN Rent/SF/Year
2. P 3rd – 1,950 SF available, $24.00/NNN Rent/SF/Year

(3) Project Name The Ford Building
Street Address 2505-2511 SE 11th Ave, Portland, OR 97202
Building Type Class B Office
Total SF 103,207 SF
Available Space

1. P 1st/Suite 117 – 1,662 SF available, $18.00/mg Rent/SF/Year
2. P 2nd /Suite 206 – 1,452 SF available, $24.00/mg Rent/SF/Year
3. P 3rd/Suite 352 – 411 SF available, $22.20/mg Rent/SF/Year

(4) Project Name Jimmy's Tire Building, *estimated delivery 8/2014*
Street Address 1100 SE Division Street, Portland, OR 97202
Building Type Class B Office
Total SF 10,000 SF
Available Space

1. P 1st / Suite 110 – 416 SF available, $21.00/NNN Rent/SF/Year
2. 6 suites of the exact same specs available.

Market Context

Today, in cities around the globe, there is a renewed desire to inhabit places of historic character and authenticity. Portland's Central Eastside Industrial District is such a place—a place of density and grittiness that can offer work/live opportunities and destination retail/restaurant/entertainment sites, all dynamically interwoven with vibrant commerce, industry, and fabrication spaces.

At the intersection of the Willamette River and Burnside Street, the primary north-south dividing lines for the City of Portland, the Burnside Bridgehead stands at the threshold of becoming a vibrant center of life and commerce and a critical link between the Eastside and the Westside of Portland's Central City. Beginning on the northern edge of the Burnside Bridge, the 4.04 acre site is geographically and historically connected to the major commercial and industrial arterial for the region, the Willamette River. A recent renaissance of restaurants and start-up businesses in the immediate vicinity coupled with the new infrastructural investments of the Streetcar Loop and the East

Burnside/Couch couplet puts the site at a critical juncture with the potential to catalyze Central Eastside redevelopment and foster important connections between the four quadrants of the City. In conjunction with Portland's reputation as a destination for 'creatives,' offering attainable/sustainable lifestyle opportunities, the Burnside Bridgehead site is in a position to serve as an innovative and organic model of incremental urbanism on a national level. (Source: The Burnside Bridgehead Framework Plan, June 2010. Portland Development Commission.)


I-84/I-5 Interchange
sullivan's gulch
willamette river
eastbank esplanade
I-5 Corridor
ne 2nd ave
ne 3rd ave
ne mlk blvd
ne grand ave
ne davis street
69
75
68
67
76
Pacific Coast Fruit Company
Union Arms Apartment Building
Existing Convention Plaza Building
ne couch street
Streetcar Stop
burnside bridgehead
burnside bridge
e burnside street
burnside skateboard park
n

aerial view of the burnside bridgehead showing primary movement corridors and key adjacencies

Property Background

The Property is currently undeveloped and is located in the Burnside Bridgehead, a cluster of four adjacent city blocks (5 lots) over 4.04 acres in Portland's Central Eastside Industrial District. All 5 lots are in various stages of development, awarded to developers and architects with proposals that best exemplified the PDC's Burnside Bridgehead Framework Plan.

We expect to build two 6-story buildings that will share a common circulation corridor (elevator and stairs) and attach at each floor by a sky bridge.

The Manager

...Some Knucklehead, Inc. doing business as Guerrilla Development is the Company's Manager. The Manager is located at 3534 NE 45th Ave. #J, Portland, OR 97213 and has the telephone number (503) 232-3479. Our Manager owns all of our Class A Membership Units, giving it sole management rights. Therefore, our Manager has control over the management of the Company and the management and development of the Property. Our Manager is owned and controlled by Kevin Cavenaugh who controls all of the Manager's voting and management rights. The Manager is a development stage company that was formed on December 19, 2012, as an Oregon corporation. The sole purpose of the Manager is to acquire, own, hold, renovate, redevelop, construct, lease, manage, operate, mortgage, sell and otherwise dispose of fee simple real estate located in Portland, OR.

Kevin Cavenaugh has been designing buildings and developing property in Portland, Oregon since 1994. After obtaining his undergraduate degree in architecture from the University of California Berkeley in 1989, Mr.

Cavenaugh spent two years building schools and shelter in Gabon, Africa as a member of the Peace Corps. In the early 1990s, Mr. Cavenaugh settled in Portland, OR where he began his architecture career with Fletcher Farr Ayotte, PC (FFA). Over the next decade, Mr. Cavenaugh honed his design skills at FFA and launched Cavenaugh+Cavenaugh LLC as a way to design and develop his own projects.

After two successful collaborations between Cavenaugh+Cavenaugh, LLC and FFA with Mr. Cavenaugh acting as both lead designer and property developer (the Box & One and Ode To Roses, both completed in 2001), he left FFA to pursue his design and development career full time. Cavenaugh+Cavenaugh, LLC completed the Burnside Rocket in 2006, a LEED platinum building housing retail, restaurant, and office space.

Mr. Cavenaugh was bestowed a Loeb Fellowship at the Harvard University Graduate School of Design for the 2007-2008 academic year. The Loeb Fellowship is a unique opportunity for individuals to spend a year with unparalleled access to Harvard, MIT, and other design/development colleagues from all over the world on the cutting edge of their professions. Upon Mr. Cavenaugh's return to Portland, important relationships were fledged and concepts that now guide ...Some Knucklehead, Inc. DBA Guerrilla Development were fine-tuned. In 2012, Mr. Cavenaugh founded ...Some Knucklehead, Inc. DBA Guerrilla Development and began his next wave of design and development projects. Guerrilla Development projects can be identified by their pioneering spirit and smart architecture.

...Some Knucklehead, Inc. DBA Guerrilla Development acts as the managing party of the limited liability companies created to acquire, own, hold, renovate, redevelop, construct, lease, manage, operate, mortgage, sell and otherwise dispose of fee simple real estate located in Portland, OR.

Mr. Cavenaugh strives to embed bold social experiments within his smart design, as evidenced by his 2012 project the Ocean (The Ocean 24th and Glisan, LLC managed by Guerrilla Development). Built on the bones of a defunct car dealership, the Ocean is now home to 6 micro-restaurants and a 4-bedroom residential loft. The businesses within the Ocean have an unprecedented symbiosis: each family member coming to dinner can order from a different restaurant and dine together within one space, with the purveyors handling one another's dishes and customers. In January 2014, Dr. Jims Still Really Nice LLC, managed by Guerrilla Development, completed Dr. Jims Still Really Nice; 4 loft apartments adapted to the shell of a turn of the century dairy barn in the heart of Portland's Belmont neighborhood. Seemingly non-descript from the exterior, the lofts make clever use of space and open onto an expansive communal courtyard where tenants share meals and games of cornhole unbeknownst to pedestrians walking by.

Mr. Cavenaugh continues to pursue unique development opportunities often overlooked by other Portland developers with his company ...Some Knucklehead, Inc DBA Guerrilla Development. He continues to prioritize honest, quality relationships with investors/architects/engineers/city officials/and tenants and to forge new paths in contemporary architecture.

The Manager also manages TENpod, LLC, a hub-and-spoke model co-working concept that currently houses 38 companies comprised of individuals and small groups. These companies are in various stages of development and growth, and it is expected that three of those companies will lease space in the Property upon completion.

The Manager has previously purchased and developed similar real estate projects in the Portland area, including:

(1) **Project Name** **Ode to Roses'**
Street Address 3435 NE 45th Avenue, Portland OR 97214
Description

- New construction, completed in 2001
- 5,820 SF development on 7,464 SF urban infill site
- 2-story commercial development with a popular bakery on the ground floor with cooperative office space above
- 100% efficiency

- A Cavenaugh+Cavenaugh, LLC managed project

Land Cost	$210, 000
Construction Cost	$428,841
Soft Costs	$115,289
Total Project Cost	**$754,130**
Equity	$150,826
10-Year IRR[2]	33%

(2) **Project Name** **The Box and One**

Street Address 2728 SE Ankeny St., Portland OR 97214

Description

- New construction, completed in 2001
- 7,318 SF development on 5,400 SF urban infill site
- Ground floor commercial with residential lofts above
- 5 residential units
- 2 commercial units
- A Cavenaugh+Cavenaugh, LLC managed project

Land Cost	$243,000
Construction Cost	$851,424
Soft Cost	$248,405
Total Project Cost	**$1,342,829**
Equity	$433,871
10-YR IRR	19%

(3) **Project Name** **The Burnside Rocket**

Street Address 1111 E Burnside St., Portland, OR 97213

Description:

- New construction, completed in 2007
- 16,233 SF development on 3,800 SF urban-infill site
- 4-story commercial development
- LEED Platinum
- Features include operable windows with operable art-as-window shades, an edible rooftop garden serving the top-floor restaurant, and water from an underground aquifer both cools the building and provides 17,000 liters of potable water each day
- A Cavenaugh+Cavenaugh, LLC managed project

Land Cost	$76,000
Construction Cost	$2,988,998
Soft Cost	$747,212
Total Project Cost	**$3,812,210**
Equity	$1,740,780

[2] NOTE - THE 10-YR INTERNAL RATES OF RETURN SHOWN IN THIS DOCUMENT ARE EITHER EXTRAPOLATED OR INTERPOLATED FROM UNAUDITED INDIVIDUAL PROJECT DATA TO MEET CONSISTENT RETURN HORIZON PARAMETERS. THE FAIR-HAIRED DUMBBELL PRO FORMA IN THIS DOCUMENT, PREPARED BY MANAGER, DOES NOT TAKE INTO ACCOUNT OR MAKE ANY PROVISION FOR ANY CHANGE IN LOCAL OR GENERAL ECONOMIC CONDITIONS, OR INCREASES IN REDEVELOPMENT COSTS OR THE AFFECTS OF ANY DELAYS IN COMMENCING THE REDEVELOPMENT PROCESS OR DECREASES IN RENTAL RATES. PRO-FORMAS ARE SUBJECT TO UNCERTAINTY AND VARIATION AND THEREFORE ARE NOT REPRESENTED AS RESULTS THAT WILL ACTUALLY BE ACHIEVED. THIS PRO-FORMA IS NOT INTENDED AS INDUCEMENT FOR ANY MEMBER TO ENTER INTO THIS AGREEMENT OR BECOME A MEMBER OF THE COMPANY.

10-YR IRR $8%

(4) **Project Name** **The Ocean**
Street Address 2329 NE Glisan St., Portland, OR 97232
Description

- Adaptive reuse project, completed in 2012
- Transformed a 7,251 SF defunct car-dealership into a 100% efficiency mixed-use development
- Single-story construction houses 6 micro-restaurants (all under 650 SF) and a 1,880 SF residential loft
- A ...Some Knucklehead, Inc. DBA Guerrilla Development managed project

Building/Land Cost $792,000
Construction Cost $523,463
Soft Cost $290,701
Total Project Cost **$1,606,164**

Equity $376,797
10-YR IRR $23%

(5) **Project Name** **Dr. Jim's Still Really Nice**
Street Address 3450 SE Alder St, Portland OR 97214
Description

- Adaptive reuse project, completed in 2014
- 4 residential lofts were built into the existing structure and exterior shell of a 9,506 SF turn-of-the-century warehouse
- There is an open-air interior courtyard enjoyed only by residents and their guests
- A ...Some Knucklehead, Inc. DBA Guerrilla Development managed project

Building/Land Cost $550,000
Construction Cost $911,000
Soft Cost $438,722
Total Project Cost **$1,899,722**

Equity $500,000
10-YR IRR 21%[3]

Marketing of the Property

The Company has based its acquisition of the Property and its subsequent development based on a thorough understanding of the Portland area real estate development market as well as the experience of our Manager and its principal, Kevin Cavenaugh.

The Company expects to market the Property to future tenants in two ways. The first is through the Portland-based commercial real estate brokerage firm, NAI Norris, Beggs & Simpson. A concurrent leasing strategy is based on the Company's network of creative-class companies within the Portland area. The Manager also manages TENpod, LLC, a hub-and-spoke model co-working concept that currently houses 38 companies comprised of individuals and

[3] NOTE - THE 10-YR INTERNAL RATES OF RETURN SHOWN IN THIS DOCUMENT ARE EITHER EXTRAPOLATED OR INTERPOLATED FROM UNAUDITED INDIVIDUAL PROJECT DATA TO MEET CONSISTENT RETURN HORIZON PARAMETERS. THE FAIR-HAIRED DUMBBELL PRO FORMA IN THIS DOCUMENT, PREPARED BY MANAGER, DOES NOT TAKE INTO ACCOUNT OR MAKE ANY PROVISION FOR ANY CHANGE IN LOCAL OR GENERAL ECONOMIC CONDITIONS, OR INCREASES IN REDEVELOPMENT COSTS OR THE AFFECTS OF ANY DELAYS IN COMMENCING THE REDEVELOPMENT PROCESS OR DECREASES IN RENTAL RATES. PRO-FORMAS ARE SUBJECT TO UNCERTAINTY AND VARIATION AND THEREFORE ARE NOT REPRESENTED AS RESULTS THAT WILL ACTUALLY BE ACHIEVED. THIS PRO-FORMA IS NOT INTENDED AS INDUCEMENT FOR ANY MEMBER TO ENTER INTO THIS AGREEMENT OR BECOME A MEMBER OF THE COMPANY.

small groups. These companies are in various stages of development and growth, and it is expected that three of those companies will occupy space in the Property upon completion.

The Company is targeting Creative Class tenants, a market that is experiencing an expansion in the Portland area. Companies such as Puppet Labs, Airbnb, eBay, and Jama Software leased over 150,000 SF of creative office space in 2014 alone. Based on the appraisal of the Property (dated as of July 23, 2013) prepared by Romanaggi Valuation Services, LLC for the PDC, the demand for creative office space in Portland will continue to rise while vacancy continues to fall. The Company is optimistic that the Property will be in a position to offer appealing square footages to companies seeking creative office space in an up-and-coming part of town.

Portland's Central Eastside Industrial district is poised to continue to grow as a desirable location for office, residential, and commercial development. The growth of this particular district is due in part to support from the PDC and their Burnside Bridgehead Framework Plan, and part to the availability of land and buildings in such close proximity to Portland's Pearl District. The following table is a chart illustrating rent comparables (as of July 7, 2014) in office buildings in the Central Eastside Industrial District of similar caliber to the Property.

LOCATION	RENTABLE SF	PROPOSED USE	BUILDING CLASS	RENT/SF NNN
524 E Burnside St	877-3,443 SF	Office	A	$24-$26/SF/Year
107 SE Washington St	600 – 1,929 SF	Office	B	$21-$23/SF/Year
1403 SE Water Ave	295 – 2,480	Office	Unbuilt	$22-$24/SF/Year

Information obtained from Loopnet.com

The Company anticipates leasing its office space for approximately $23/SF/YR in a triple net or "NNN" lease where the tenant pays net real estate taxes, net building insurance and net common area maintenance. The Company projects retail rent to be approximately $24/SF/YR with a NNN lease. Additional amenities of the Property will include 28 underground parking spaces, on-site access to the Portland Streetcar CL line and the #6 Bus serving Martin Luther King Jr. Blvd north and south. A short two-minute walk will deliver tenants to a stop serving bus lines #12, #19, and #20, providing access to the east side of Portland.

The Company expects to reach 50% of pre-leasing prior to the close on the construction loan on the Property. As of the date of this Offering Circular, the two properties owned and operated by the Manager have 100% tenant occupancy. Additionally, properties developed but no longer owned by the Manager include three office units (100% tenant occupancy), five residential units (100% tenant occupancy), and six commercial/restaurant units (85% tenant occupancy).

Regulation

The Company's business practices and the Property are regulated by numerous federal, state and local authorities, including but not limited to the following:

U.S. State and Federal Securities Laws

The Class C Membership Units offered hereby are "securities," as defined in the Securities Act of 1933 (the "Securities Act") and state securities laws. The Securities Act provides, among other things, that no sale of any securities may be made except pursuant to a registration statement that has been filed with the SEC, and has become effective, unless such sale (or the security sold) is specifically exempted from registration. State securities laws have analogous provisions.

The Class C Membership Units being offered hereby have not been registered under the Securities Act. Neither the SEC nor any state securities commission or regulatory authority approved, passed upon or endorsed the merits of this Offering. The offering and proposed sale of Class C Membership Units described herein shall be made pursuant to an exemption from registration with the SEC pursuant to Regulation A, and shall only be offered in states in which the registration of the offer and sale of the securities has been declared effective.

Environmental Regulations
Federal, state and local laws and regulations impose environmental controls, disclosure rules and zoning restrictions that directly impact the management, development, use, and/or sale of real estate. Such laws and regulations tend to discourage sales and leasing activities with respect to some properties, and may therefore adversely affect us specifically, and the real estate industry in general. Our failure to uncover and adequately protect against environmental issues in connection with the target purchase of real estate may subject us to liability as buyer of such property or asset. Environmental laws and regulations impose liability on current or previous real property owners or operators for the cost of investigating, cleaning up or removing contamination caused by hazardous or toxic substances at the property. The Company may be held liable for such costs as a subsequent owner of the Property. Liability can be imposed even if the original actions were legal and the Company had no knowledge of, or were not responsible for, the presence of the hazardous or toxic substances. Further, the Company may also be held responsible for the entire payment of the liability if it is subject to joint and several liability and the other responsible parties are unable to pay. The Company may also be liable under common law to third parties for damages and injuries resulting from environmental contamination emanating from the site, including the presence of asbestos containing materials. Insurance for such matters may not be available. Additionally, new or modified environmental regulations could develop in a manner that could adversely affect us.

Certain laws and regulations govern the removal, encapsulation or disturbance of asbestos containing materials ("ACMs"), when those materials are in poor condition or in the event of building renovation or demolition, impose certain worker protection and notification requirements and govern emissions of and exposure to asbestos fibers in the air. These laws may also impose liability for a release of ACMs and may enable third parties to seek recovery against the Company for personal injury associated with ACMs.

Americans with Disabilities Act
Under the Americans with Disabilities Act (the "ADA"), all places of public accommodation are required to meet certain federal requirements related to access and use by disabled persons. The Property must comply with the ADA to the extent that they are considered "public accommodations" as defined by the ADA. The ADA may require removal of structural barriers to access by persons with disabilities in public areas of the Property where such removal is readily achievable. We believe that our Property are or will be in substantial compliance with the ADA and that we will not be required to make substantial capital expenditures to address the requirements of the ADA after completion of the redevelopment. In addition, we will continue to assess our compliance with the ADA and to make alterations to the Property as required.

Other Laws and Regulations
The Company is required to operate the Property in compliance with fire and safety regulations, building codes and other land use regulations, as they may be adopted by governmental agencies and bodies and become applicable to our Property. It is also required to comply with labor laws and laws which prohibit unfair and deceptive business practices with consumers. The Property are also be subject to a variety of local, state and federal statutes, ordinances, rules and regulations concerning fair housing and real estate transactions in general. These laws may result in delays if the Property are re-developed. Additionally, these laws might cause the Company to incur substantial compliance and other costs. The Company may be required to make substantial capital expenditures to comply with those requirements and these expenditures could have a material adverse effect on its ability to pay dividends to shareholders at historical levels or at all. The Company is currently registered as a foreign limited liability company in the District of Columbia. The Company may suffer adverse consequences if such registration was revoked or suspended.

USE OF PROCEEDS

The maximum gross proceeds to the Company from the sale of Units are $1,500,000, or such higher amount as may be accepted by the Company. The Company expects net proceeds after offering expenses of approximately $1,425,000. Expenses of the Offering are estimated to be approximately $75,000. Net proceeds generated from this Offering will be used (i) to develop the Property (ii) to create a contingency fund for renovation and interest reserve for the Property, and/or (iii) for working capital. Tenant allowance is commonly understood as a fixed amount per the lease that a landlord provides to a tenant to be applied to the hard costs of the tenant's build-out.

The Timing and Use of Proceeds are projected to occur as follows:

Milestone Table

Milestone	Method of Achievement	Projected Date
Close on the Property	The cost to purchase the land from the Portland Development Commission is $1,116,000. The Company has already submitted 5% earnest money, or $58,000. To close on the land, the Company will use investment money raised through this Offering using an online platform.	After October 1, 2014 and Before January 9, 2015 with the right of the Company to extend the closing date until February 14, 2015
Secure a construction/mini-perm loan for $11,189,461.		
Gain 100% tenant occupancy	The Company expects to market the Property to future tenants in two ways. The first is through the Portland, OR-based commercial real estate brokerage firm, NAI Norris, Beggs & Simpson. A concurrent leasing strategy is based on the Company's network of creative-class companies within the Portland area. The Manager also manages a sub-company called TENpod, LLC, a hub-and-spoke model co-working concept that currently houses 38 companies comprised of individuals and small groups. These companies are in various stages of development and growth, and it is expected that three of those companies will occupy space in the Property upon completion.	October 2014 - October 2015
The building is successfully constructed.		May 2015 – May 2016

All subscription funds that are accepted shall be deposited directly into a segregated bank account owned by the Company at its bank. Subscription funds placed in the Company's account may only be accepted by the Company in accordance with the Subscription Agreement between the Company and each subscriber of Units (attached as Exhibit 4.1). The Company may return any funds it receives if it decides that it will not accept an Investor's subscription for Units. Additionally, the Company may reduce the size of a subscription or only partially fulfill a subscription with the unfulfilled portion still held in its bank account if fulfilling the full subscription amount would cause it to make a distribution from the Offering funds in excess of $1,500,000. If the Offering is over-subscribed, no additional funds over $1,500,000 will be accepted. While the Units are not offered on an "all or none" basis, this Offering shall terminate on the date that the maximum amount of $1,500,000 is raised, or, if an amount less than $1,500,000 is raised, upon the earlier of (1) one year after the effective date of the Offering Circular or (2) a date prior that is so determined by the Manager (the "Offering Period"). In the event that the proceeds received in this Offering, together with other offerings conducted by the Company, are insufficient to develop the Property, the Manager, Kevin Cavenaugh and/or one or more of their affiliates may loan the Company funds necessary to consummate the transaction on commercially reasonable terms. Proceeds of this Offering may be used in whole or in part to repay any such loans, with interest. The Company anticipates that a zero percent (0%) interest rate would apply to any such affiliate loans.

As illustrated in the table below, net proceeds of this Offering will be used to develop the Property. The development reserve will consist of monies that are placed in a reserve account at a major bank.

Use of Proceeds of this Offering:

	If Maximum Sold Amount	Order of Priority If The Maximum is Raised	Order of Priority If Less Than Maximum is Raised	As a % of the Total Offering
	%	(1 being the highest; 7 being the lowest)	(1 being the highest; 7 being the lowest)	
Total Proceeds:	$1,500,000			100.00%
Less Offering Expenses:				
Legal & Accounting[(1)]	$70,000	[2]	[2]	4.7%
Blue Sky Fees[(1)]	$5,000	[1]	[1]	0.3%
Net Proceeds from Offering:	$1,425,000			
Use of Net Proceeds:				
Pre-development costs	$470,000	[3]	[3]	31.3%
Construction costs	$690,000	[7]	[7]	46%
Contingency fund renovation and debt service reserve	$200,000	[4]	[4]	13.3%
Legal Fees and other Working Capital for the Property	$85,000	[5]	[5]	5.6%
Total Use of Net Proceeds:	$1,425,000			94.9%

(1) The numbers reflected in this item are estimates.

DETERMINATION OF THE OFFERING PRICE

The offering price has been arbitrarily determined by the Manager and may not bear any relationship to assets acquired or to be acquired or the book value of the Company or any other established criteria or quantifiable indicia for valuing a business. Neither the Company nor the Manager represents that the Units have or will have a market value equal to their offering price or could be resold (if at all) at their original offering price.

DILUTION

Our book value as of September 30, 2014 is approximately $1,500,000. Book value per Unit is determined by dividing our total assets, less total liabilities, by the membership interests outstanding. Dilution in book value per percentage interest represents the difference between the amount per percentage interest paid by purchasers of the Units in this Offering and the book value per percentage interest immediately after this Offering.

After giving effect to the sale of 1,500 Units (representing 50.00% of the membership interests outstanding) in this Offering at the offering price of $1,000 per Unit, and after deducting the estimated offering expenses payable by us, our as adjusted book value as of September 30, 2014 would be approximately $2,925,000, or $975.00 per membership interest. This represents an immediate decrease in book value of approximately $37,500 to each of the Class A Members and Class C Members (or approximately $25.00 per Class A and Class C Membership Unit).

We may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance and sale of these securities could result in substantial dilution to Unit Holders.

The Company is currently non-operational. This Offering is being conducted at the initial start-up phase of the business. The Company hopes to be profitable after the construction of the building and tenant occupancy.

Pre-Offering Equity Summary	
Current Total Stockholders Equity	$1,500,000.00
Current Class A Stockholders Equity	$1,500,000.00
Class A Units outstanding prior to offering	1,500
Book value per Class A Unit	$1,000.00
Offering Equity Adjustment	
Proceeds after offering expenses	$1,425,000.00
Current Total Stockholders Equity	$1,500,000.00
Adjusted book value	$2,925,000.00
Post-Offering Units	
Number of Class A Membership Units	1,500
Number of Class C Membership Units	1,500
Total Number of Units	3,000
Post-Offering Book Value per Unit	
Book value per Class A Membership Unit	$975.00
Book value per Class C Membership Unit	$975.00
Post-Offering Book Value	
Book value to the Class A Member	$1,462,500.00
Book value to the Class C Members	$1,462,500.00

Post-Offering Change in Book Value per Unit

Dilution per Class A Membership Unit	$25.00
Dilution per Class C Membership Unit	$25.00

Post-Offering Change in Book Value

Decrease in book value for Class A Member	$37,500.00
Decrease in book value for Class C Members	$37,500.00

The Company calculated the decrease in book value to the Class C Members as follows: (Offering Price x Number of Class C Membership Units) – (Post-Offering Book Value per Class C Membership Unit x Number of Class C Membership Units) = ($1,000 x 1,500) – ($975.00 x 1,500) = $37,500.00.

DISTRIBUTIONS

The following is a description of the material terms of the Offering relating to distributions to all members of the Company including Investors as described in the Company's Operating Agreement. This description is not complete and is qualified in its entirety by reference to the Company's Operating Agreement which is attached as Exhibit 2.2 to this Offering Circular. Prospective Investors should consult the Operating Agreement for a complete description of the terms upon which distributions are to be made. In addition, prospective Investors should read the sections entitled "Forward-Looking Statements" and "Risk Factors" for information regarding statements that do not relate strictly to historical or current facts and certain risks inherent in our business.

General

We do not intend to make any cash distributions to Investors until such time as we have made payment of all liabilities including, without limitation, the construction loan financing and the replenishment or creation of additional cash reserves. Due to the inherent risks involved in real estate management and development, we cannot ensure that we will make any cash distributions, and even if we do, we can give no assurances about the amount and timing of such distributions.

Note that there is currently no debt or Class B Membership Units issued or outstanding; however, in the future and at its sole discretion, the Company may issue debt securities or sell Class B Membership Units to raise additional capital.

The term "Net Cash From Operations," as defined in the Company's Operating Agreement attached as Exhibit 2.2, means the gross cash proceeds from Company operations (including sales and dispositions of Company property in the ordinary course of business) less the portion thereof used to pay or establish reserves for all Company expenses, debt payments, capital improvements, replacements, and contingencies, all as determined by the Manager. Net Cash From Operations shall not be reduced by depreciation, amortization, cost recovery deductions, or similar allowances, but shall be increased by any reductions of reserves as herein provided previously established pursuant to the first sentence hereof and from Net Cash From Sales or Refinancings.

The term "Net Cash From Sales or Refinancings," as defined in the Company's Operating Agreement, means the net cash proceeds from all sales and other dispositions (other than in the ordinary course of business) and all refinancings of Company property, less any portion thereof used to establish reserves, all as determined by the Manager. Net Cash From Sales or Refinancings shall include all principal and interest payments received by the Company with respect to any note or other obligation acquired in connection with sales and other dispositions (other than in the ordinary course of business) of Company property. Net cash proceeds shall mean the gross receipts (including condemnation and casualty insurance proceeds) from the refinancing, sale, exchange or other disposition (excluding leasing) of all or part of a Company property other than in the ordinary course of business, less the costs and expenses of the refinancing, sale, exchange or other disposition (including brokerage commissions), less the amount of any outstanding indebtedness allocable to such Company property and discharged on such sale, exchange or other disposition, and less the amount of any expenses (including capital expenditures and additions to reserves as herein provided) paid pursuant to the terms of this Agreement from the proceeds of the refinancing, sale, exchange or other disposition of such Company property. In the event any cash proceeds are not clearly identifiable as Net Cash From Operations or Net Cash From Sales or Refinancings, then the Manager, in its sole discretion, shall determine how to categorize such cash proceeds.

Terms of Cash Flow

All Net Cash from Operations will be distributed and applied by the Company in the following order of priority:

- (a) first, to the payment of all third party debts and liabilities of the Company then due and payable, excluding all debts and liabilities due to any Unit Holder; *then*

- (b) second, to any Unit Holder making a loan to the Company, *pro-rata* and *pari passu*, in an amount necessary to repay all outstanding amounts due under any loan made by Unit Holders to the Company; *then*

- (c) third, to the Class B Members, in proportion to the aggregate amount of accrued but unpaid Preferred Return for Class B Membership Units then due and payable to such Class B Members; provided, however, a Class B Member shall have not further right to receive a Preferred Return once such Class B Member's Adjusted Capital Balance has been reduced to zero; *then*

- (d) fourth, to the Class C Members, in proportion to the aggregate amount of accrued but unpaid Preferred Return for Class C Membership Units then due and payable to such Class C Members; provided, however, a Class C Member shall have not further right to receive a Preferred Return once such Class C Member's Adjusted Capital Balance has been reduced to zero; *then*

- (e) fifth, to the Class A Members, in proportion to the aggregate amount of accrued but unpaid Preferred Return for Class A Membership Units then due and payable to such Class A Members; *then*

- (f) finally, any remaining Net Cash From Operations shall be distributed as follows, 50% to Class A Members and 50% to Class B Members, *pro rata.*

All Net Cash From Sales or Refinancings will be distributed and applied by the Company in the following order of priority:

- (a) first, to the payment of all third party debts and liabilities of the Company then due and payable, excluding all debts and liabilities due to any Unit Holder; *then*

- (b) second, to any Unit Holder making a loan to the Company, *pro-rata* and *pari passu*, in an amount necessary to repay all outstanding amounts due under any loan made by Unit Holders to the Company; *then*

- (c) third, to the Class C Members, in proportion to the aggregate amount of accrued but unpaid Preferred Return for Class C Membership Units then due and payable to such Class C Members; *then*

- (d) fourth, to the Class C Members until the Adjusted Capital Balance of each Class C Member has been reduced to zero (and at such time as Class C Member's Adjusted Capital Balance has been reduced to zero, such Class C Member will be deemed to have withdrawn as a Member, and shall have no further Financial Rights in the Company); *then*

- (e) fifth, to the Class B Members, in proportion to the aggregate amount of accrued but unpaid Preferred Return for Class B Membership Units then due and payable to such Class B Members; *then*

- (f) sixth, to the Class B Members until the Adjusted Capital Balance of each Class B Member has been reduced to zero; *then*

- (g) seventh, to the Class A Members, in proportion to the aggregate amount of accrued but unpaid Preferred Return for Class A Membership Units then due and payable to such Class A Members; *then*
- (h) eighth, to the Class A Members until the Adjusted Capital Balance of each Class A Member has been reduced to zero; *then*
- (i) finally, any remaining Net Cash From Sales or Refinancings shall be distributed as follows, 50% to Class A Member and 50% to Class B Members, *pro rata.*

Recoupment of Investments
After the payment of debts and liabilities, the Preferred Return and principal and interest of member loans, we intend to make cash distributions to the Class C Members and Class B Members (in the event Class B Membership Units are then outstanding), *pro rata,* in proportion to their relative Adjusted Capital Balances, until their Adjusted Capital Balances, as calculated pursuant to Section I of the Operating Agreement, shall have been fully repaid. Following the repayment of such Class C Members' Adjusted Capital Balances, the Class C Member shall be deemed to have withdrawn from the Company and shall have no further financial rights in the Company.

Preferred Return
Class C Members who make capital contributions to the Company are entitled to a Preferred Return on investment calculated at the rate of 8% per annum, compounding monthly, on all Capital Contributions made to the Company by a Class C Member, with such Preferred Return for Class C Membership Units commencing to accrue on the date of each Capital Contribution is made to the Company by the Class C Member in question and continuing until such Capital Contribution is repaid or returned in full; provided, however, that in the year that the Units are redeemed by the Company, the Preferred Return shall be 12%; and, provided further, that, if a Class C Member Interest is not fully redeemed on or before the Mandatory Class C Redemption Date, the Preferred Return for Class C Membership Units applicable to such Class C Member Interest shall thereafter be increased from 8% per annum to 12% per annum, commencing on the Mandatory Class C Redemption Date and continuing thereafter at 12% per annum until the date upon which the Class C Member Interest is fully redeemed.

In the event that the Company sells Class B Membership Units, such Class B Members who make capital contributions to the Company are entitled to a Preferred Return on investment calculated at the rate of 10% per annum, compounding monthly, on all Capital Contributions made to the Company by a Class B Member, with such Preferred Return for Class B Membership Units commencing to accrue on the date of each Capital Contribution is made to the Company by the Class B Member in question and continuing until such Capital Contribution is repaid or returned in full; provided, however, that in the year that the Class B Membership Unit's Adjusted Capital Balance is reduced to zero, the Class B Membership Units shall no longer be entitled to a Preferred Return.

Dissolution or Liquidation Distribution
If the Company is dissolved or liquidated, the assets of the Company shall be distributed to the Unit Holders using the same method for distributions of Net Cash From Operations.

Reports to Investors
The Company intends to provide investors with quarterly unaudited financial statements and end-of-year reviewed financial statements. Such information will be provided to investors through electronic means.

LEGAL PROCEEDINGS

The Company is not currently a party to any legal proceedings.

MANAGEMENT

Kevin Cavenaugh is the owner of all of the membership interests of our Manager, …Some Knucklehead Inc. dba Guerrilla Development, and is its manager. As manager, he is to make all decisions with regard to the operation of our Manager. See the "The Manager," which appears in the section entitled "Description of the Company's Business."

Executive Compensation

Kevin Cavenaugh controls our Manager, and any compensation paid to him for providing services will be paid by the Manager out of any compensation paid to the Manager.

Employment Agreements

We have no employment agreements with any of our Manager's managers or with any key employees.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of the equity securities of the Company (i) immediately prior to the consummation of this offering and (ii) as adjusted to reflect the sale of Class C Membership Units in this Offering.

Beneficial Ownership of Class A Membership Units

			Before Offering			After Offering		
Member	Class of Member Interest	Average Price Per Member Interest or Unit	% of Class of Member Interests	% of All Percentage Interests	Number of Units	% of Class of Member Interests	Number of Units	% of All Member Interests
…Some Knucklehead, Inc.[1]	A[2]	$1,500,000	100.0%	100.0%	1	100.0%	1	50.0%
All directors and officers as a group	A[2]	$1,500,000	100.0%	100.0%	1	100.0%	1	50.0%

(1) …Some Knucklehead, Inc. dba Guerrilla Development is the Manager of the Company.

(2) The Class A and Class B Membership Units are the only securities of the Company that have voting rights.

Beneficial Ownership of Class C Membership Units

Before Offering After Offering

Member	Class of Member Interest	Average Price Per Member Interest or Unit	% of Class of Member Interests	% of All Percentage Interests	Number of Units	% of Class of Member Interests	Number of Units	% of All Member Interests
Purchasers of this Offering[(1)]	C[(2)]	$1,000	0	0	0	100	1,500	50.0%

(1) There are no Class C Membership Units outstanding prior to the closing of this Offering.

(2) The Class C Membership Units do not have any voting rights and do not have any dilutive effect on the percentage interests of the Class A Membership Units.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Some of the parties involved with the operation and management of the Company, including the Manager and Kevin Cavenaugh have other relationships that may create disincentives to act in the best interest of the Company and its Investors. The Manager has not established, and has no plans to establish, any procedures or controls to prevent, address or resolve these conflicts. As a result, these conflicts may inhibit or interfere with the sound and profitable operation of the Company.

Per its terms, the Operating Agreement is not intended to, and does not, create or impose any fiduciary duty on any of the Members or their respective affiliates. Further, under the Operating Agreement, members waive, to the extent permitted by applicable law, any and all fiduciary duties, including duty of loyalty and duty of fair dealing, of the Manager that, absent such waiver, may be implied by law.

The Company has not formally adopted, and does not intend to adopt in the future, either a conflicts of interest policy or a conflicts resolution policy. See the section entitled "Risk Factors – Risks Related to Certain Conflicts of Interest" for a further discussion of potential conflicts of interest between the Company, the Manager and their affiliates.

Manager as Member

Our Manager, …Some Knucklehead, Inc. dba Guerrilla Development, owns 100% of the Company's Class A Membership Units. The Manager, as the sole holder of the Class A Membership Units, also possesses sole management power over the Company. See the section entitled "Distributions."

The Manager and/or one or more of its affiliates, including Kevin Cavenaugh may participate in the Offering on the same terms as other Investors.

Lack of Separate Representation

The Company and the Manager are not represented by separate counsel. The attorneys, accountants and other professionals who perform services for the Company may be expected to perform services for the Manager and its affiliates. The attorneys, accountants and other professionals who perform services for the Company do not represent the Investors, and no other counsel or professionals have been retained to represent the interests of the Investors.

DESCRIPTION OF UNITS AND SUMMARY OF OPERATING AGREEMENT

Units

The interests being offered pursuant to this Offering Circular are Units representing Class C limited liability company membership interests in the Company. A Unit shall represent the right to a Preferred Return calculated at a rate of 8% per annum, compounded monthly, commencing to accrue on the date each capital contribution is made until such capital contribution is repaid or returned in full; provided, however, that in the year that the Units are redeemed by the Company, the Preferred Return shall be 12%. Holders of Units will have the rights and be subject to the obligations as Class C members described in the Company's Operating Agreement, a copy of which is attached as Exhibit 2.2.

Class C members have no rights to contribute to, direct or vote on any matter concerning the Company and the management of the Company's affairs, including whether or not the Company should dissolve. The Class C Membership Units grant the holder the right to receive distributions as set forth in the Operating Agreement. See the section entitled "Distributions."

The Units may not be transferred except (a) to an immediate family member (spouse, parent, grandparent, child or grandchild) of such Member, or to a trust for the benefit of any such immediate family member, or a beneficiary under any such trust, or (b) with the consent of the Class A member to a person or entity that is not a Member or Unit Holder. The transfer or purported transfer of a Unit not made in accordance with the Operating Agreement will not be valid.

Description of the Operating Agreement of the Company

The following is a summary of the material provisions of the Operating Agreement of the Company. The following description does not purport to be complete and is subject to and qualified in its entirety by reference to applicable provisions of the laws of the State of Oregon and the entire Operating Agreement, which is attached as Exhibit 2.2. All capitalized terms appearing in this section entitled "Description of the Operating Agreement of the Company" shall have meanings set forth in the Operating Agreement.

General

Currently, all of the Company's operations are conducted through our Class A member, ...Some Knucklehead, Inc. dba Guerrilla Development, in its capacity as Manager. The Manager currently owns the sole Class A Membership Unit, which is equal to 100% of all membership interests outstanding, or its "Percentage." The Company currently has no Class C Membership Units outstanding and no Class B Membership Units. However, in the future and at its sole discretion, the Company may issue and sell Class B Membership Units and additional Class A Membership Units, as well as other types of securities, including debt, to raise additional capital.

Purposes, Business and Management

The Company was organized to acquire, own, hold, renovate, redevelop, construct, lease, manage, operate, mortgage, sell and otherwise dispose of real estate, directly or indirectly, and to engage in any and all lawful businesses not specifically stated in the Operating Agreement. Without the written consent of the Class A member, the Company will not engage in any business other than the ownership, construction, development, management and operation of the Property.

Management, Voting and Governance

Except as otherwise provided in the Operating Agreement, all powers of the Company will be exercised by or under the authority of, and the business and affairs of the Company and implementation of the Company's policies and executive control of the Company's major decisions shall be managed by one (1) manager (who may, but need not, be a member), who shall be selected by the Class A Member. The manager will have the right and power to run the day-to-day and other affairs of the Company and to act as agent for and on behalf of the Company, with power to bind it. The manager may be removed from office, and a new manager may be elected or appointed, solely by the Class A Member. The Class C Members will not have voting rights or governance rights. As respects the members, all voting rights and governance rights of the members will be held solely by the Class A Member and Class B Members. Whenever the Operating Agreement or law calls for or requires a vote of the members of the Company, such vote will in all cases mean and refer to the vote of the Class A and Class B Members. The current manager is ...Some Knucklehead, Inc. dba Guerrilla Development.

Additional Funds

In the event the Company needs additional funds, the Manager will first use its commercially reasonable efforts, for and on behalf of the Company, to borrow such funds in the Company's name from third parties. In the event that all required additional capital is not obtained by the Company, if required by the Manager, then the Class A Member shall be required to make additional capital contributions to the Company (the "Required Amount"). Pursuant to Section 3.2.2(b) of the Operating Agreement, Class C members cannot be required to participate in capital calls.

Preferred Return

Class C Members who make capital contributions to the Company are entitled to a Preferred Return on investment calculated at the rate of 8% per annum, compounding monthly, on all Capital Contributions made to the Company by a Class C Member, with such Preferred Return for Class C Membership Units commencing to accrue on the date of each Capital Contribution is made to the Company by the Class C Member in question and continuing until such Capital Contribution is repaid or returned in full; provided, however, that in the year that the Units are redeemed by the Company, the Preferred Return shall be 12%; provided further, that if a Class C Member Interest is not fully redeemed on or before the Mandatory Class C Redemption Date, the Preferred Return for Class C Membership Units applicable to such Class C Member Interest shall thereafter be increased from 8% per annum to 12% per annum, commencing on the Mandatory Class C Redemption Date and continuing thereafter at 12% per annum until the date upon which the Class C Member Interest is fully redeemed.

In the event that the Company sells Class B Membership Units, such Class B Members who make capital contributions to the Company are entitled to a Preferred Return on investment calculated at the rate of 10% per annum, compounding monthly, on all Capital Contributions made to the Company by a Class B Member, with such Preferred Return for Class B Membership Units commencing to accrue on the date of each Capital Contribution is made to the Company by the Class B Member in question and continuing until such Capital Contribution is repaid or returned in full; provided, however, that in the year that the Class B Membership Unit's Adjusted Capital Balance is reduced to zero, the Class B Membership Units shall no longer be entitled to a Preferred Return.

Distributions of Cash Flow and Liquidation of Assets

All Net Cash From Operations will be distributed and applied by the Company in the following order of priority:

- (a) first, to the payment of all third party debts and liabilities of the Company then due and payable, excluding all debts and liabilities due to any Unit Holder; *then*

- (b) second, to any Unit Holder making a loan to the Company, *pro-rata* and *pari passu*, in an amount necessary to repay all outstanding amounts due under any loan made by Unit Holders to the Company; *then*

- (c) third, to the Class B Members, in proportion to the aggregate amount of accrued but unpaid Preferred Return for Class B Membership Units then due and payable to such Class B Members; provided, however, a Class B Member shall have not further right to receive a Preferred Return once such Class B Member's Adjusted Capital Balance has been reduced to zero; *then*

- (d) fourth, to the Class C Members, in proportion to the aggregate amount of accrued but unpaid Preferred Return for Class C Membership Units then due and payable to such Class C Members; provided, however, a Class C Member shall have not further right to receive a Preferred Return once such Class C Member's Adjusted Capital Balance has been reduced to zero; *then*

- (e) fifth, to the Class A Members, in proportion to the aggregate amount of accrued but unpaid Preferred Return for Class A Membership Units then due and payable to such Class A Members; *then*

- (f) finally, any remaining Net Cash From Operations shall be distributed as follows, 50% to Class A Members and 50% to Class B Members, *pro rata.*

All Net Cash From Sales or Refinancings will be distributed and applied by the Company in the following order of priority:

- (a) to the payment of all third party debts and liabilities of the Company then due and payable, excluding all debts and liabilities due to any Unit Holder; *then*

- (b) to any Unit Holder making a loan to the Company, *pro-rata* and *pari passu*, in an amount necessary to repay all outstanding amounts due under any loan made by Unit Holders to the Company; *then*

- (c) third, to the Class C Members, in proportion to the aggregate amount of accrued but unpaid Preferred Return for Class C Membership Units then due and payable to such Class C Members; *then*

- (d) fourth, to the Class C Members until the Adjusted Capital Balance of each Class C Member has been reduced to zero (and at such time as Class C Member's Adjusted Capital Balance has been reduced to zero, such Class C Member will be deemed to have withdrawn as a Member, and shall have no further Financial Rights in the Company); *then*

- (e) fifth, to the Class B Members, in proportion to the aggregate amount of accrued but unpaid Preferred Return for Class B Membership Units then due and payable to such Class B Members; *then*

- (f) sixth, to the Class B Members until the Adjusted Capital Balance of each Class B Member has been reduced to zero; *then*

- (g) seventh, to the Class A Members, in proportion to the aggregate amount of accrued but unpaid Preferred Return for Class A Membership Units then due and payable to such Class A Members; *then*

- (h) eighth, to the Class A Members until the Adjusted Capital Balance of each Class A Member has been reduced to zero; *then*

- (i) finally, any remaining Net Cash From Sales or Refinancings shall be distributed as follows, 50% to Class A Member and 50% to Class B Members, *pro rata*.

Allocation of Profits and Losses
After giving effect to the allocations and/or adjustments required by the Operating Agreement, profits and losses for any fiscal year shall be allocated as follows:

Profits shall be allocated: (i) first, to each Member which has previously been allocated losses, which have not been fully offset by allocations of profits ("Unrecovered Losses") until the cumulative amount of profits allocated to each such Member is equal to the cumulative amount of losses which have been allocated to such Member, it being understood that profits allocated shall be allocated to the Members in proportion to their respective Unrecovered Losses; (ii) second, to the Class B Members in proportion to the amount of Preferred Return for Class B Membership Units distributed or to be distributed to the Class B Members; (iii) third, to the Class C Members in proportion to the amount of Preferred Return for Class C Membership Units distributed or to be distributed to the Class C Members pursuant to, and (iv) fourth, to the Class A Member.

Losses will be allocated to the Unit Holders (i) first, in accordance with their positive Capital Account Balances until such accounts are reduced to zero, and (ii) thereafter in accordance with their percentage interests.

See the Operating Agreement for a further discussion of the allocation of profits and losses.

Exculpation and Indemnification of Manager
The Operating Agreement generally provides that no Member will have any personal obligation for any debts, obligations or liabilities of the Company and that no Member will be liable, responsible or accountable, in damages or otherwise, in any action brought by or in the right of the Company or brought by or in the right of the Members, except if the Member engaged in gross misconduct, fraud, or criminal activity. The Company will indemnify each Member to the fullest extent permitted by law for any act performed by the Member with respect to Company

matters, except in the case of action or failure to act by a Member which constitutes gross misconduct, fraud, or criminal activity.

Power of Attorney
Each Member appoints the Manager as the Member's true and lawful attorney-in-fact to execute all documents, including the amendments to the Operating Agreement and all documents required to dissolve and terminate the Company and to cancel its Articles of Organization.

Restrictions on Transfer
The Operating Agreement restricts the transferability of membership interests, except (a) to an immediate family member (spouse, parent, grandparent, child or grandchild) of a member, or to a trust for the benefit of any such immediate family member, or a beneficiary under any such trust, or (b) with the consent of the Manager or as otherwise permitted under the Operating Agreement, to a person or entity that is not a Unit Holder. The transfer of any membership interests in violation of the Operating Agreement will be deemed invalid, null and void, and of no force or effect. Any person to whom membership interests are attempted to be transferred in violation of the Operating Agreement will not be entitled to vote on matters coming before the members, participate in the management of the Company, act as an agent of the Company, receive distributions from the Company or have any other rights in or with respect to the membership rights. The Operating Agreement also provides for drag-along rights.

Dilution of Members
In the event the Manager elects to admit a person as a new member in the Company, the percentage interest of all of the Class A, Class B and Class C Members shall be diluted on a *pro-rata* basis in order to provide percentage interests to the new member. The Manager shall be permitted to solely determine the terms and conditions upon which to admit a person as a new member in the Company.

General Right of Repurchase
The Operating Agreement allows for the Company to exercise a right of repurchase, in its sole discretion, with regard to the Class B Membership Units and Class C Membership Units at any time. In the event that the Company elects to repurchase some or all of the Class B Membership Units and/or Class C Membership Units, the repurchase price for the Class B Members or Class C Members will be the sum of (a) the amount of accrued but unpaid Preferred Return then due and owing to such Member, and (b) such Member's then applicable Adjusted Capital Balance. The purchase price will be payable to the Members in four equal, quarterly installments, with the first payment becoming due ninety (90) days following the date on which the Company provides notice to the Members of its decision to repurchase the Class B Membership Units and Class C Membership Units.

Personal Conduct Repurchase Right
The Operating Agreement provides that the Company may elect to repurchase, at book value, all of the Class B Membership Units and Class C Membership Units of a Class B or Class C Member in the event that such Member fails to conform its personal conduct to common and accepted standards of good citizenship or conducts itself in a way that reflects poorly upon the Company, as determined by the Manager in its sole discretion. The purchase price will be payable to the Member in a single payment, with the payment becoming due fifteen (15) business days following the date on which the Company provides notice to the Investor of its decision to repurchase the Membership Units.

Litigation Repurchase Right
The Operating Agreement provides that the Company may elect to repurchase, at book value, all of the Class B Membership Units and Class C Membership Units of an Class B or Class C Member in the event that such Member brings any suit, legal action or proceeding against the Company. The purchase price will be payable to the Member in a single payment, with the payment becoming due fifteen (15) business days following the date on which the Company provides notice to the Member of its decision to repurchase the Membership Units.

Mandatory Redemption of Class C Membership Units

The Operating Agreement provides that the Company shall redeem each Class C Member's Units on the fifth (5th) anniversary of the date upon which a Class C Member's Units are first issued to the applicable Class C Member (the "Mandatory Class C Redemption Date") by paying to the applicable Class C Member its Adjusted Capital Balance, at par, together with all accrued but unpaid Preferred Return. In the event the Company lacks sufficient funds to redeem a Class C Member's Units, it shall not constitute a default by the Company.

Amendment of the Operating Agreement by Manager

The Operating Agreement may be modified or amended (i) with the consent of the Class A Member and the approval of a majority of the percentage interests of both the Class B and Class C Members, or (ii) solely by the Class A member, provided that, except with respect to certain modifications set forth in the Operating Agreement, any such amendment solely by the Class A Member may not materially and adversely affect (1) the rights and obligations of the members or (2) the economic terms of the Operating Agreement (except if all members are treated the same on a proportionate basis).

Books, Records and Accounting

The Manager will keep or cause to be kept complete and accurate books and records of the Company and supporting documentation of the transactions with respect to the conduct of the Company's business. These books and records will be maintained in accordance with generally accepted accounting principles and practices and will be available at the Company's principal office for inspection and copying by any member at any and all reasonable times during normal business hours at such member's expense. Within ninety (90) days after the end of each taxable year of the Company, the Manager will cause to be sent to each person who was a member at any time during the taxable year then ended a complete accounting of the affairs of the Company for the taxable year then ended. In addition, within ninety (90) days after the end of each taxable year of the Company, the Manager shall use its commercially reasonable efforts to cause to be sent to each person who was a Unit Holder at any time during the taxable year then ended, that tax information concerning the Company which is necessary for preparing the Unit Holder's income tax returns for that year; provided, however, that the Manager may opt to file an extension for an October tax filing and may delay delivery of materials to Unit Holders accordingly. At the request of any member, and at the member's expense, the members will cause an audit of the Company's books and records to be prepared by independent accountants for the period requested by the member.

Waiver of Fiduciary Duties

Per its terms, the Operating Agreement is not intended to, and does not, create or impose any fiduciary duty on any of the members or their respective affiliates. Further, under the Operating Agreement, the members waive, to the extent permitted by applicable law, any and all fiduciary duties of the Manager, that, absent such waiver, may be implied by law.

Dissolution

The Class A member may dissolve the Company at any time without the consent of the Class C or Class B (if any) Members. Upon dissolution of the Company, the Manager shall wind up the Company's affairs.

PLAN OF DISTRIBUTION

The Units to be offered in connection with this Offering shall be offered by the manager of our Manager, Kevin Cavenaugh, who will use his commercially reasonable best efforts in an attempt to sell the Units through the internet. Mr. Cavenaugh will not receive any commission or any other remuneration for these sales. The Company is not using an external selling agent or finder in connection with this Offering. In offering the Units on our behalf, Mr. Cavenaugh is not required to register as a broker-dealer under the Securities Exchange Act of 1934. Mr. Cavenaugh will not be compensated for his participation and will act only in a passive manner with respect to the offering of Units. As a result, his activity does not require registration under Exchange Act Section 15(a).

Although the Company is not using an external selling agent or finder in connection with this Offering, it intends to use an online platform and information management tool in connection with the Offering.

This Offering Circular will be furnished to prospective Investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on the website.

In order to subscribe to purchase the Units, a prospective Investor must complete, sign and deliver the executed Subscription Agreement, Investor Questionnaire, and Form W-9 information to The Fair-Haired Dumbbell LLC and wire funds for its subscription amount in accordance with the instructions included in the Subscription Package attached as Exhibit 4.1.

The Company reserves the right to reject any Investor's subscription in whole or in part for any reason. If the Offering terminates or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction.

In addition to this Offering Circular, subject to limitations imposed by applicable securities laws, we expect to use additional advertising, sales and other promotional materials in connection with this Offering. These materials may include public advertisements and audio-visual materials, in each case only as authorized by us. Although these materials will not contain information in conflict with the information provided by this Offering Circular and will be prepared with a view to presenting a balanced discussion of risk and reward with respect to the Units, these materials will not give a complete understanding of this Offering, the Company or the Units and are not to be considered part of this Offering Circular. This Offering is made only by means of this Offering Circular and prospective Investors must read and rely on the information provided in this Offering Circular in connection with their decision to invest in the Units.

State Qualification and Suitability Standards

This Offering Circular does not constitute an offer to sell or the solicitation of an offer to purchase any Units in any jurisdiction in which, or to any person to whom, it would be unlawful to do so. An investment in the Units involves substantial risks and possible loss by Investors of their entire investment. See "Risk Factors."

These Units have not been qualified under the securities laws of any state or jurisdiction. We plan to register the Offering only with the California, Massachusetts, New York, Oregon, Texas, Virginia, Washington, and Washington D.C. securities regulatory bodies and such other state securities regulatory bodies as we may determine from time to time. We may also offer or sell Units in other states in reliance on exemptions from registration requirements of the laws of those states.

The investing section of the website hosting this Offering will be coded to only allow access to invest to those prospective Investors that reside in jurisdictions where the Offering is registered and meet any state-specific Investor suitability standards.

Certificates Will Not be Issued

The Company will not issue certificates. Instead, the Units will be recorded and maintained on the Company's membership register.

Limitations on Transferability

The Company's Operating Agreement restricts the transferability of membership interests, except (a) to an immediate family member (spouse, parent, grandparent, child or grandchild) of a member, or to a trust for the benefit of any such immediate family member, or a beneficiary under any such trust, or (b) with the consent of the Manager or as otherwise permitted under the Operating Agreement, to a person or entity that is not a Unit Holder. The transfer of any membership interests in violation of the Operating Agreement will be deemed invalid, null and void, and of no force or effect. Any person to whom membership interests are attempted to be transferred in violation of the Operating Agreement will not be entitled to vote on matters coming before the members, participate in the management of the Company, act as an agent of the Company, receive distributions from the Company or have any other rights in or with respect to the membership rights.

Escrow

The proceeds of this Offering will be held in escrow until the end of the Offering Period.

Advertising, Sales and other Promotional Materials

In addition to this Offering Circular, subject to limitations imposed by applicable securities laws, we expect to use additional advertising, sales and other promotional materials in connection with this Offering. These materials may include public advertisements and audio-visual materials, in each case only as authorized by us. Although these materials will not contain information in conflict with the information provided by this Offering Circular and will be prepared with a view to presenting a balanced discussion of risk and reward with respect to the Units, these materials will not give a complete understanding of this Offering, the Company or the Units and are not to be considered part of this Offering Circular. This Offering is made only by means of this Offering Circular and prospective Investors must read and rely on the information provided in this Offering Circular in connection with their decision to invest.

LEGAL MATTERS

All prospective Investors are encouraged to consult their own legal advisors for advice in connection with this Offering.

EXPERTS

No experts were employed on a contingent basis or otherwise, nor or do any experts have any material interest in the issuer or any of its affiliated companies, their members or their agents.

TRANSFER AGENT

We will serve as our own transfer agent and registrar.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We undertake to make available to every Investor, during the course of this Offering, the opportunity to ask questions of, and receive answers from us concerning the terms and conditions of this Offering and to obtain any appropriate additional information: (i) necessary to verify the accuracy of the information contained in this Offering Circular, or (ii) for any other purpose relevant to a prospective investment in the Company.

The Company will also provide to each Investor, upon request, copies of the following documents:

(i) copies of all of our material contracts; and

(ii) an opinion of counsel to the Company as to the legality of the Units, indicating that they will when sold, be legally issued, fully paid and non-assessable.

All communications or inquiries relating to these materials or other questions regarding the Company or the Offering should be directed to the Company at 3435 NE 45th Ave, #J Portland, OR 97213, or to the telephone number (503) 232-3479.

PART III — EXHIBITS

Index to Exhibits

Exhibit No.	Exhibit Description
2.1	Articles of Organization
3.1	Amended and Restated Operating Agreement
4.1	Form of Subscription Agreement
6.1	Purchase and Sale Agreement
11.1	Opinion of Dinsmore & Shohl LLP*

* To be filed by amendment.

SIGNATURES

The issuer has duly caused this Offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city Portland, Oregon on January 7, 2015.

Fair-Haired Dumbbell, LLC

By: Its Manager, ...Some Knucklehead Inc. dba Guerrilla Development

By: 
Name: Kevin Cavenaugh
Title: Manager of ...Some Knucklehead Inc. dba Guerrilla Development

Exhibit 2.1
Articles of Organization



Secretary of State
Corporation Division
255 Capitol Street NE, Suite 151
Salem, OR 97310-1327

Phone:(503)986-2200
www.filinginoregon.com

Registry Number: 998887-95
Type: DOMESTIC LIMITED LIABILITY COMPANY

Next Renewal Date: 02/26/2015

THE FAIR-HAIRED DUMBBELL LLC
C/O KEVIN CAVENAUGH
3435 NE 45TH AVE #J
PORTLAND OR 97213

Acknowledgment Letter

The document you submitted was recorded as shown below. Please review and verify the information listed for accuracy.

Document
ARTICLES OF ORGANIZATION

Filed On
02/26/2014

Jurisdiction
OREGON

Name
THE FAIR-HAIRED DUMBBELL LLC

Registered Agent
BALL JANIK SERVICE COMPANY
101 SW MAIN ST STE 1100
PORTLAND OR 97204

Mailing Address
C/O KEVIN CAVENAUGH
3435 NE 45TH AVE #J
PORTLAND OR 97213

LYNSCH
ACK
02/26/2014

998887-95

ARTICLES OF ORGANIZATION
OF
THE FAIR-HAIRED DUMBBELL LLC
an Oregon Limited Liability Company

FILED

FEB 26 2014

OREGON
SECRETARY OF STATE

ARTICLE I

The name of the limited liability company (the "Company") is The Fair-Haired Dumbbell LLC.

ARTICLE II

The Company shall have perpetual existence.

ARTICLE III

The name of the initial registered agent is Ball Janik Service Company. The street address of the initial registered office of the Company is 101 SW Main Street, Suite 1100, Portland, OR 97204.

ARTICLE IV

The address where the Division may mail notices is c/o Kevin Cavenaugh, 3435 NE 45th Ave #J, Portland, OR 97213.

ARTICLE V

The Company shall be manager-managed by one or more managers.

ARTICLE VI

The name and address of the organizer of the Company are Bradley S. Miller, Esq., Ball Janik LLP, 101 SW Main Street, Suite 1100, Portland, OR 97204.

ARTICLE VII

To the fullest extent the Oregon Limited Liability Company Act, as it exists on the date hereof or may hereafter be amended, permits the limitation or elimination of liability of managers or members, a manager or member shall not be liable to the Company or the other members for monetary damages for conduct as a manager or member. Any amendment to or repeal of this Article VII shall not adversely affect any right or protection of a manager or member for or with respect to any acts or omissions of such manager or member occurring prior to such amendment or repeal.

DATED: February 25, 2014.



Bradley S. Miller, Esq., Organizer

Person to contact about this filing: Allison Brennan
Daytime phone number: (503) 228-2525

Exhibit 3.1
Amended and Restated Operating Agreement

AMENDED AND RESTATED
OPERATING AGREEMENT
OF
THE FAIR-HAIRED DUMBBELL LLC

an Oregon limited liability company

December 12, 2014

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS AGREEMENT OR ANY PRIOR OR SUBSEQUENT COMMUNICATIONS FROM THE COMPANY, THE MANAGER OR THEIR AFFILIATES, OR ANY PROFESSIONAL ASSOCIATED WITH THIS OFFERING, AS LEGAL, TAX OR INVESTMENT ADVICE. EACH INVESTOR SHOULD CONSULT WITH AND RELY ON HIS OR HER OWN ADVISORS AS TO THE LEGAL, TAX AND/OR ECONOMIC IMPLICATIONS OF THE INVESTMENT DESCRIBED IN THIS AGREEMENT AND ITS SUITABILITY FOR SUCH INVESTOR.

AN INVESTMENT IN THE COMPANY CARRIES A HIGH DEGREE OF RISK AND IS ONLY SUITABLE FOR AN INVESTOR WHO CAN AFFORD LOSS OF HIS OR HER ENTIRE INVESTMENT IN THE COMPANY.

NO REPRESENTATION IS MADE AS TO THE AVAILABILITY OF ANY TAX BENEFITS FROM AN INVESTMENT.

AMENDED AND RESTATED
OPERATING AGREEMENT
OF
THE FAIR-HAIRED DUMBBELL LLC

THIS AMENDED AND RESTATED OPERATING AGREEMENT (this "Agreement") is entered into as of December 12 , 2014 (the "Effective Date"), by and between the person(s) designated as members of the Company on the books and records of the Company, as amended from time to time (collectively, the "Members"). Capitalized terms are defined in Section I of this Agreement, or where such terms appear herein, or both.

Recitals

A. The Fair-Haired Dumbbell LLC, an Oregon limited liability company (the "Company") was formed on February 26, 2014, pursuant to the Articles filed with the Secretary of State of Oregon.

B. Since its formation, and in conjunction with the execution of this Agreement, a Class A Membership Unit has been issued to ...Some Knucklehead Inc. *dba* Guerrilla Development, an Oregon corporation ("Manager"), in consideration of certain initial capital contributions made by it to fund, in part, the Company's acquisition of the Property (defined herein).

C. The Members now wish to adopt this Agreement to set forth the terms and conditions by which the Company will be governed, to accommodate the planned admission of Class C Members to the Company, and to set forth certain terms and conditions applicable thereto.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

Section I
Defined Terms

The following capitalized terms shall have the meanings specified in this Section I. Other terms are defined in the text of this Agreement; and, throughout this Agreement, those terms shall have the meanings respectively ascribed to them.

"Act" means the Oregon Limited Liability Company Act, and any successor statute, as amended from time to time.

"Adjusted Capital Account Deficit" means, with respect to any Member, the deficit balance, if any, in the Member's Capital Account as of the end of the relevant taxable year, after giving effect to the following adjustments:

(i) the deficit shall be decreased by the amounts which the Member is obligated to restore or is deemed obligated to restore pursuant to Regulation Section 1.704-l(b)(2)(ii)(c); and

(ii) the deficit shall be increased by the items described in Regulation Sections 1.704-l(b)(2)(ii)(d)(4), (5), and (6).

"Adjusted Capital Balance" means, as of any day, a Member's total Capital Contributions less all amounts actually distributed to the Member pursuant to Section 4.1(c) below. If any Membership Unit is transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Adjusted Capital Balance of the transferor to the extent the Adjusted Capital Balance relates to the Membership Unit transferred.

"Affiliate" means, with respect to any Person, any Person: (i) which owns more than twenty percent (20%) of the voting interests in the Person; or (ii) in which the Person owns more than twenty percent (20%) of the voting interests; or (iii) in which more than twenty percent (20%) of the voting interests are owned by a Person who has a relationship with the Person described in clause (i) or (ii) above.

"Agreement" is defined in the preamble.

"Approved Transfer of the Company" is defined in Section 6.5.

"Articles" means the Articles of Organization of the Company previously filed with the Secretary of State of Oregon, as amended or restated from time to time.

"Capital Account" means the account maintained by the Company for each Member in accordance with the following provisions:

(i) a Member's Capital Account shall be credited with the Member's Capital Contributions, the amount of any Company liabilities assumed by the Member (or which are secured by Company property distributed to the Member), the Member's distributive share of Profit and any item in the nature of income or gain specially allocated to such Member pursuant to the provisions of Section IV (other than Section 4.3.3); and

(ii) a Member's Capital Account shall be debited with the amount of money and the fair market value of any Company property distributed to the Member, the amount of any liabilities of the Member assumed by the Company (or which are secured by property contributed by the Member to the Company), the Member's distributive share of Loss and any item in the nature of expenses or losses specially allocated to the Member pursuant to the provisions of Section IV (other than Section 4.3.3).

If any Membership Unit is transferred pursuant to the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent the Capital Account is attributable to the transferred Membership Unit. If the book value of Company property is adjusted pursuant to Section 4.3.3, the Capital Account of each Member shall be adjusted to reflect the aggregate adjustment in the same manner as if the Company had recognized gain or loss equal to the amount of such aggregate adjustment. It is intended that the Capital Accounts of all Members shall be maintained in compliance with the provisions of Regulation Section 1.704-1(b), and all provisions of this Agreement relating to the maintenance of Capital Accounts shall be interpreted and applied in a manner consistent with that Regulation.

"Capital Contribution" means the total amount of cash and the fair market value of any other assets contributed (or deemed contributed under Regulation Section 1.704-l(b)(2)(iv)(d)) to the Company by a Member, net of liabilities assumed or to which the assets are subject.

"Class A Interest" refers to the membership interest of the Class A Member in the Company, including the Percentage Interest, Financial Rights and Membership Rights applicable thereto.

"Class A Member" means the owner of the Class A Membership Unit, and any assignee or transferee of such Person permitted under the terms of this Agreement, and any other Person admitted to the Company as a Class A Member pursuant to the terms hereof. The name of the Class A Member, and the Percentage Interest allocated to the Class A Member, shall be reflected in the books and records of the Company.

"Class A Membership Unit" refers to a single unit of Class A Interest.

"Class B Interests" refers to the membership interests of the Class B Members in the Company, including all Percentage Interests, Financial Rights and Membership Rights applicable thereto, if any.

"Class B Members" means any Persons to whom Class B Membership Units are issued, and any assignee or transferee of such Persons permitted under the terms of this Agreement, and any other Person admitted to the Company in the future as a Class B Member pursuant to the terms hereof. The names of the Class B Members, and the Percentage Interests allocated to each such Class B Member, shall be reflected in the books and records of the Company.

"Class B Membership Units" refers to any units of Class B Interests issued in the future, with the Percentage Interests, Financial Rights and Membership Rights which form a part of the Class B Membership Unit to be determined by Manager if and when any such Class B Interests are established or issued. As of the Effective Date, no Class B Membership Units have been established or issued.

"Class C Interests" refers to the membership interests of the Class C Members in the Company, including all Percentage Interests, Financial Rights and Membership Rights applicable thereto, if any.

"Class C Members" refers to any Persons who acquire a Class C Interest in the Company in the future, if and to the extent the Company establishes and issues Class C Interests pursuant to the terms of this Agreement. There are no Class C Members as of the Effective Date of this Agreement.

"Class C Membership Units" refers to any units of Class C Interests issued in the future, with the Percentage Interests, Financial Rights and Membership Rights which form a part of the Class C Membership Unit to be determined by Manager if and when any such Class C Interests are established or issued. As of the Effective Date, no Class C Membership Units have been established or issued.

"Code" means the Internal Revenue Code of 1986, as amended, or any corresponding provision of any succeeding law.

"Company" is defined in the preamble.

"Final Sharing Percentages" shall mean the percentage of distributions which the Class A Member, and each Class B Member, respectively, is entitled to receive, in respect of distributions made pursuant to Section 4.1(g), below.

"Financial Rights" means a Person's rights to share in Profits and Losses of, and distributions from, the Company.

"Governance Rights" means all of a Person's rights as a Member of the Company other than Financial Rights and the right to assign Financial Rights.

"Includes", "including" or other substantially similar terms shall be interpreted as if such term was immediately followed by the phrase "without limitation."

"Investor Members" means all Persons who own Class B Interests and/or Class C Interests.

"Interest Holder" means each holder of a Class A Interest, Class B Interest and/or Class C Interest, and shall any successor or assignee of any such Member Interest that, under the terms of this Agreement, is entitled to enjoy and receive the Financial Rights attached to such Member Interest, whether or not such Person is entitled to enjoy the benefit of any other Membership Rights that would otherwise be applicable to such Member Interest.

"Manager" means each Person who is listed as a manager of the Company in this Agreement, or who becomes a substituted manager of the Company as herein provided and who is listed as a manager in the books and records of the Company. For purposes of this Agreement and the management of Company affairs, the term "Manager" shall have the same meaning ascribed to the term "manager" under the Act.

"Mandatory Class C Redemption Date" means the fifth (5th) anniversary of the date upon which a Class C Membership Unit is first issued to the applicable Class C Member.

"Member(s)" means each Person who is entering into this Agreement and is listed as a Member on the books and records of the Company, including the Class A Member, and any Person (including, if applicable, any Class B Member, Class C Member or other class of Member) who subsequently is admitted as a Member of the Company.

"Member Interest" means collectively and individually, the Class A Interest, the Class B Interests and the Class C Interests, as applicable.

"Membership Rights" means all of the rights of a Member in the Company, namely, a Member's Financial Rights and Governance Rights, including a Member's: (i) Membership Unit; (ii) right to inspect the Company's books and records; and (iii) unless otherwise limited by this

Agreement, right to participate in the management of and vote on matters coming before the Company.

"Membership Unit(s)" means, (i) individually, any of the Class A Membership Units, Class B Membership Units or Class C Membership Units, as applicable, and (ii) collectively, the Class A Membership Units, the Class B Membership Units and the Class C Membership Units, if any.

"Minimum Gain" has the meaning set forth in Regulation Section 1.704-2(d). Minimum Gain shall be computed separately for each Member in a manner consistent with the Regulations under Code Section 704(b).

"Necessary Expenses" means costs and expenses of an essentially non-discretionary nature, including amounts due under leases and other agreements and/or legal requirements by which the Company is bound (including regularly scheduled debt service payments and other amounts owing under any third party loans made to the Company, and/or amounts required to be paid to fulfill the Company's obligations under a lease or other contract), financing and refinancing expenses, real estate taxes then due and payable, utility costs, insurance premiums, leases, costs of curing legal violations, and other similar non-discretionary types of expenses that the Manager otherwise deems necessary or appropriate in its good faith judgment.

"Negative Capital Account" means a Capital Account with a balance of less than zero.

"Net Cash From Operations" means the gross cash proceeds from Company operations (including sales and dispositions of Company property in the ordinary course of business) less the portion thereof used to pay or establish reserves for all Company expenses, debt payments, capital improvements, replacements, and contingencies, all as determined by the Manager. Net Cash From Operations shall not be reduced by depreciation, amortization, cost recovery deductions, or similar allowances, but shall be increased by any reductions of reserves as herein provided previously established pursuant to the first sentence hereof and from Net Cash From Sales or Refinancings.

"Net Cash From Sales or Refinancings" means the net cash proceeds from all sales and other dispositions (other than in the ordinary course of business) and all refinancings of Company property, less any portion thereof used to establish reserves, all as determined by the Manager. Net Cash From Sales or Refinancings shall include all principal and interest payments received by the Company with respect to any note or other obligation acquired in connection with sales and other dispositions (other than in the ordinary course of business) of Company property. Net cash proceeds shall mean the gross receipts (including condemnation and casualty insurance proceeds) from the refinancing, sale, exchange or other disposition (excluding leasing) of all or part of a Company property other than in the ordinary course of business, less the costs and expenses of the refinancing, sale, exchange or other disposition (including brokerage commissions), less the amount of any outstanding indebtedness allocable to such Company property and discharged on such sale, exchange or other disposition, and less the amount of any expenses (including capital expenditures and additions to reserves as herein provided) paid pursuant to the terms of this Agreement from the proceeds of the refinancing, sale, exchange or other disposition of such Company property. In the event any cash proceeds are not clearly identifiable as Net Cash From Operations or Net Cash From Sales or Refinancings, then the Manager, in its sole discretion, shall determine how to categorize such cash proceeds.

"Percentage Interest" means, as to a Member, the percentage set forth after the Member's name on the books and records of the Company, as amended from time to time, and as adjusted from time to time in accordance with Section 6 and in accordance with the acceptance by the Company of any Subscription Agreement representing each Member's share of the Profits and Losses of, and the right to receive distributions from, the Company.

"Person" means a natural person (age 18 or older), partnership (whether general or limited and whether domestic or foreign), limited liability company, trust, estate, association, corporation, custodian, nominee or any other individual or entity in its own or any representative capacity.

"Preferred Return for Class B Membership Units" means a return on investment calculated at the rate of 10% per annum, compounding monthly, on all Capital Contributions made to the Company by a Class B Member, with such Preferred Return for Class B Membership Units commencing to accrue on the date of each Capital Contribution is made to the Company by the Class B Member in question and continuing until such Capital Contribution is repaid or returned in full; provided, however, that in the year that the Class B Membership Unit's Adjusted Capital Balance is reduced to zero, the Class B Membership Units shall no longer be entitled to a Preferred Return.

"Preferred Return for Class C Membership Units" means a return on investment calculated at the rate of 8% per annum, compounding monthly, on all Capital Contributions made to the Company by a Class C Member, with such Preferred Return for Class C Membership Units commencing to accrue on the date of each Capital Contribution is made to the Company by the Class C Member in question and continuing until such Capital Contribution is repaid or returned in full; provided, however, that in the year that the Units are redeemed by the Company, the Preferred Return shall be 12%; and, provided further, that, if a Class C Membership Unit is not fully redeemed on or before the Mandatory Class C Redemption Date, the Preferred Return for Class C Membership Units applicable to such Class C Membership Unit shall thereafter be increased from 8% per annum to 12% per annum, commencing on the Mandatory Class C Redemption Date and continuing thereafter at 12% per annum until the date upon which the Class C Membership Unit is fully redeemed.

"Positive Capital Account" means a Capital Account with a balance greater than zero.

"Profit" and "Loss" means, for each taxable year of the Company (or other period for which Profit or Loss must be computed) the Company's taxable income or loss determined in accordance with Code Section 703(a), with the following adjustments:

(i) all items of income, gain, loss, deduction or credit required to be stated separately pursuant to Code Section 703(a)(1) shall be included in computing taxable income or loss;

(ii) any tax-exempt income of the Company, not otherwise taken into account in computing Profit or Loss, shall be included in computing taxable income or loss;

(iii) any expenditures of the Company described in Code Section 705(a)(2)(B) (or treated as such pursuant to Regulation Section 1.704-l(b)(2)(iv)(i)) and not otherwise taken into account in computing Profit or Loss, shall be subtracted from taxable income or loss;

(iv) gain or loss resulting from any taxable disposition of Company property shall be computed by reference to the adjusted book value of the property disposed of, notwithstanding the fact that the adjusted book value differs from the adjusted basis of the property for federal tax purposes;

(v) in lieu of the depreciation, amortization or cost recovery deductions allowable in computing taxable income or loss, there shall be taken into account the depreciation computed based upon the adjusted book value of the asset; and

(vi) notwithstanding any other provision of this definition, any items which are specially allocated pursuant to Section 4.3 hereof shall not be taken into account in computing Profit or Loss.

"Property" means that certain real property and the improvements located at 11 NE Martin Luther King Jr. Blvd., Portland, Oregon 97232, consisting of an undeveloped lot of approximately 13,957 square feet thereon, to be owned by the Company, pursuant to a certain Purchase and Sale Agreement with the Portland Development Commission executed on April 25, 2014.

"Regulation" means the income tax regulations, including any temporary regulations, from time to time promulgated under the Code.

"Repurchase Notice" is defined in Section 6.6.2.

"Repurchase Price" is defined in Section 6.7.

"Repurchase Right" is defined in Section 6.6.1.

"Subscription Agreement" means any agreement between the Company and an Investor Member, by which such Investor Member subscribes for Class B Membership Units or Class C Membership Units it is acquiring hereunder.

"Transfer" means, when used as a noun, any voluntary sale, hypothecation, pledge, assignment, attachment or other transfer, and, when used as a verb, means voluntarily to sell, hypothecate, pledge, assign or otherwise transfer.

Section II
Formation and Name; Office; Purpose; Term

2.1. Organization. The Members have heretofore organized a limited liability company pursuant to the Act and have caused the Articles to be prepared, executed and filed with the State on February 26, 2014.

2.2. Name of the Company. The name of the Company is "The Fair-Haired Dumbbell LLC."

2.3. Purpose. The Company is organized to acquire, own, hold, construct, develop, lease, manage, operate, mortgage, sell and otherwise dispose of the Property, directly or indirectly, and to engage in any and all lawful businesses not required to be specifically stated in this Agreement or in the Articles, for which limited liability companies may be formed under the Act. Without the written consent of the Class A Member, the Company shall not engage in any business other than the ownership, construction, development, leasing, management, operation mortgaging and sale of the Property.

2.4. Term. The term of the Company began upon the acceptance of the Articles by the State and shall be perpetual, unless its existence is sooner terminated pursuant to Section VII of this Agreement.

2.5. Powers. The Company shall have and may exercise all powers necessary or convenient to effectuate any or all of the purposes for which the Company is formed, including the power to acquire an estate or interest in property in its name.

2.6. Registered Office and Registered Agent. The name and address of the Company's initial registered agent in Oregon is [**Ball Janik Service Company and the address of the initial registered office of the Company in Oregon is 101 SW Main Street, Suite 1100, Portland, Oregon 97204**].

2.7. Members. The name, class, number of units, and Percentage of each Member are set forth on the books and records of the Company, as amended from time to time.

Section III
Members; Capital; Capital Accounts; Guarantees

3.1. Capital Contributions.

3.1.1 Initial Capital Contributions.

(a) At the Effective Time, the Class A Member has contributed to the Company the consideration set forth on the books and records of the Company.

(b) Upon any new Class B Member or new Class C Member being admitted to the Company and being issued a Class B Membership Unit or Class C Membership Unit, respectively, such Members (i) shall contribute to the Company cash in the amounts respectively set forth on the books and records of the Company as cash consideration for the Membership Unit so acquired, and (ii) shall be assigned a Percentage Interest in the Company based on the amount of Capital Contributions made to the Company by such new Class B Member or new Class C Member, relative to the aggregate amount of Capital Contributions made to the Company by all Class B Members and Class C Members.

(c) In the event that there are any unreimbursed, third party costs and/or expenses incurred by the Class A Member and/or its Affiliates in pursuit of the acquisition and development of the Property, and/or the other properties which were being evaluated by the Company for possible acquisition during the Company's selection process, then the Company will reimburse the Class A Member for the full amount thereof within ten (10) days after written demand for such reimbursement, provided that the Class A Member will be credited with a Capital Contribution to the Company to the extent that any such reimbursable costs and expenses are not reimbursed to the Class A Member within ten (10) days after demand for such reimbursement is made. In no event will amounts reimbursed to the Class A Member for third party pursuit and acquisition costs and expenses under this Section 3.1.1(c) exceed $50,000 in the aggregate.

3.1.2 Class B Members. From and after the date hereof, the Manager, on behalf of the Company, may in the Manager's sole discretion, from time to time, accept subscriptions for Class B Membership Units, in each case by execution and delivery of a Subscription Agreement and such other agreements and documents as the Manager may deem necessary and appropriate. Each subscriber to Class B Membership Units under this Section 3.1.2 may be admitted by the Manager on behalf of all Members as a Class B Member, provided that such subscriber or assignee, as applicable, shall in writing have accepted and adopted all of the terms and provisions of this Agreement. The parties acknowledge that all of the Class B Members, prior to or as of the Effective Date, accepted subscriptions for Class B Membership Units by execution and delivery, inter alia, of Subscription Agreements for such Class B Membership Units.

3.1.3 Class C Members. From and after the date hereof, the Manager, on behalf of the Company, may in the Manager's sole discretion, from time to time, accept subscriptions for Class C Membership Units, in each case by execution and delivery of a Subscription Agreement and such other agreements and documents as the Manager may deem necessary and appropriate. Each subscriber to Class C Membership Units under this Section 3.1.3 may be admitted by the Manager on behalf of all Members as a Class C Member, provided that such subscriber or assignee, as applicable, shall in writing have accepted and adopted all of the terms and provisions of this Agreement.

3.2. Additional Funds.

3.2.1 No Additional Capital Contributions Required. Except as set forth in Section 3.2.2 below, no Member shall be required to contribute any additional capital to the Company, and no Member shall have any personal liability for any obligation of the Company. Notwithstanding the above, in no event shall any Investor Member ever be required to contribute any additional capital to the Company.

3.2.2 Procuring Additional Funds.

(a) In the event the Company requires additional funds to pay Necessary Expenses, the Manager shall first use its commercially reasonable efforts, for and on behalf of the Company, to obtain such funds in the Company's name from third parties, in the form of loans or new equity investments, on such terms and conditions and with such security and/or, subject to the limitations of Section 6.4, below, Financial Rights, as the Manager may deem appropriate in its good faith judgment.

(b) In the event that all additional capital required to pay Necessary Expenses is not obtained by the Company as described in subparagraph (a), above, then, within thirty (30) days after the Class A Member's receipt of a written request (a "Capital Call") from the Manager for the amount needed, the Class A Member shall be required to make additional Capital Contributions to the Company as necessary to fund the additional capital required by the Company (hereafter referred to as the "Required Amount"). The foregoing provisions of this Section 3.2.2(b) shall not apply to the Investor Members, who shall not be subject to, nor required to fund, Capital Calls, and (ii) are not intended to be for the benefit of any creditor or other person to whom any debts, liabilities, or obligations are owed by (or who otherwise have any claim against) the Company or any of the Members, and no such creditor or other person shall obtain any right under any such foregoing provision or shall by reason of any such foregoing provision make any claim in respect of any debt, liability, or obligation (or otherwise) against the Company or any of the Members. Further, in the event that all additional capital required to pay Necessary Expenses is not obtained by the Company pursuant to the foregoing provisions, and such lack of funds threatens the viability of the Company, the Manager agrees that it will promptly commence to market the Property for sale.

3.3. No Interest on Capital Contributions. Other than the Preferred Return for Class B Membership Units and Preferred Return for Class C Membership Units, as provided for herein, no interest or annual return shall be paid on Capital Contributions.

3.4. Return of Capital Contributions. Except as otherwise provided in this Agreement, no Member shall have the right to receive any return of any Capital Contribution. The foregoing notwithstanding:

(i) all Class C Membership Units shall be redeemed by the Company at the amount of the Capital Contribution, together with any accrued but unpaid Preferred Return for Class C Membership Units or Preferred Return for Class C Membership Units thereon, and less any prior return of capital distributed to the applicable Class C Member, on the Mandatory Class C Redemption Date.

3.5. Form of Distribution. If a Member is entitled to receive a distribution, the Company may distribute cash, notes, property or a combination thereof to such Member.

3.6. Capital Accounts. A separate Capital Account shall be maintained for each Member, in accordance with applicable provisions of the Code.

3.7. Loans. The Class A Member may, at any time, make or cause a loan to be made, to the Company, either (i) on an arm's length basis with an unrelated third party lender, or (ii) by any Member, in any amount to which the Company and the Member agree.

Section IV
Profit, Loss and Distributions

4.1. Net Cash From Operations. From time to time, and at the sole discretion of the Manager, but subject to the Financial Rights of any Class B Member, Class C Member or other class of Member admitted as a member of the Company in accordance with the limitations set forth in Section 6.4, below, Net Cash From Operations shall be applied and/or distributed by the Company in the following order of priority:

(a) first, to the payment of all third party debts and liabilities of the Company then due and payable, excluding all debts and liabilities due to any Interest Holder; *then*

(b) second, to any Interest Holder making a loan to the Company, *pro-rata* and *pari passu*, in an amount necessary to repay all outstanding amounts due under any loan made by Interest Holders to the Company; *then*

(c) third, to the Class B Members, in proportion to the aggregate amount of accrued but unpaid Preferred Return for Class B Membership Units then due and payable to such Class B Members; provided, however, a Class B Member shall have not further right to receive a Preferred Return once such Class B Member's Adjusted Capital Balance has been reduced to zero; *then*

(d) fourth, to the Class C Members, in proportion to the aggregate amount of accrued but unpaid Preferred Return for Class C Membership Units then due and payable to such Class C Members; provided, however, a Class C Member shall have not further right to receive a Preferred Return once such Class C Member's Adjusted Capital Balance has been reduced to zero; *then*

(e) fifth, to the Class A Members, in proportion to the aggregate amount of accrued but unpaid Preferred Return for Class A Membership Units then due and payable to such Class A Members; *and*

(f) finally, any remaining Net Cash From Operations shall be distributed as follows, 50% to Class A Members and 50% to Class B Members, *pro rata.*

4.2. Net Cash From Sales or Refinancings.

(a) first, to the payment of all third party debts and liabilities of the Company then due and payable, excluding all debts and liabilities due to any Interest Holder; *then*

(b) second, to any Interest Holder making a loan to the Company, *pro-rata* and *pari passu*, in an amount necessary to repay all outstanding amounts due under any loan made by Interest Holders to the Company; *then*

(c) third, to the Class C Members, in proportion to the aggregate amount of accrued but unpaid Preferred Return for Class C Membership Units then due and payable to such Class C Members; *then*

(d) fourth, to the Class C Members until the Adjusted Capital Balance of each Class C Member has been reduced to zero (and at such time as Class C Member's Adjusted Capital Balance has been reduced to zero, such Class C Member will be deemed to have withdrawn as a Member, and shall have no further Financial Rights in the Company); *then*

(e) fifth, to the Class B Members, in proportion to the aggregate amount of accrued but unpaid Preferred Return for Class B Membership Units then due and payable to such Class B Members; *then*

(f) sixth, to the Class B Members until the Adjusted Capital Balance of each Class B Member has been reduced to zero; *then*

(g) seventh, to the Class A Members, in proportion to the aggregate amount of accrued but unpaid Preferred Return for Class A Membership Units then due and payable to such Class A Members; *then*

(h) eighth, to the Class A Members until the Adjusted Capital Balance of each Class A Member has been reduced to zero; *then*

(i) finally, any remaining Net Cash From Sales or Refinancings shall be distributed as follows, 50% to Class A Members and 50% to Class B Members, *pro rata.*

4.3. Allocation of Profit or Loss. After giving effect to the allocations and/or adjustments required by Section 4.4 hereof, Profits and Losses for any fiscal year shall be allocated as follows:

(a) Profits shall be allocated: (i) first, to each Member which has previously been allocated Losses pursuant to Section 4.3(b), below, which have not been fully offset by allocations of Profits pursuant to this Section 4.3(a)(i) ("Unrecovered Losses") until the cumulative amount of Profits allocated to each such Member pursuant to this Section 4.3(a)(i) is equal to the cumulative amount of Losses which have been allocated to such Member pursuant to Section 4.3(b), below, it being understood that Profits allocated pursuant to this subsection (i) shall be allocated to the Members in proportion to their respective Unrecovered Losses; (ii) second, to the Class B Members in proportion to the amount of Preferred Return for Class B Membership Units distributed or to be distributed to the Class B Members pursuant to Section 4.1(c) or 4.2 (e), above; (iii) third, to the Class C Members in proportion to the amount of Preferred Return for Class C Membership Units distributed or to be distributed to the Class C Members pursuant to Section 4.1(d) or 4.2(c), above, and (iv) fourth, to the Class A Member.

(b) Losses shall be allocated to the Members (i) first, among all the Members in proportion of their positive Capital Account balances, until all such accounts are reduced to zero, and (ii) thereafter in accordance with their Percentage Interests.

(c) Notwithstanding Section 4.3(b) hereof, and after application of Treasury Regulation Section 1.704-l(b)(2)(ii)(d), until the terms of the following sentence are satisfied, no such Losses shall be allocated to a Member which would cause such Member to have an Adjusted Capital Account Deficit at the end of any fiscal year. Any Losses not allocated to a Member due to the foregoing limitation instead shall be allocated to the Members with positive Capital Account balances in proportion to such Capital Account balances until all such Capital Account balances have been reduced to zero.

(d) Upon any Terminating Capital Transaction, and after adjusting each Member's Capital Account for the fiscal year in which such Terminating Capital Transaction occurs for all Capital Contributions and distributions made during such fiscal year, and for all other special allocations made pursuant to Section 4.4, below, all Profit and Loss from such Terminating Capital Transaction shall be allocated to the Members' Capital Accounts in a manner such that, as of the end of such fiscal year, the Capital Account of each Member (which may be either a positive or negative balance) shall equal, as nearly as possible, (a) the amount that would be distributed to such Member in a Hypothetical Liquidation (based on the purchase price associated with such Terminating Capital Transaction) at the end of the last day of such Fiscal Year, minus (b) the sum of (i) such Member's share of Partnership Minimum Gain (as determined according to Treasury Regulations Sections 1.704-2(d) and (g)(3)) and Partner Nonrecourse Debt Minimum Gain (as determined according to Treasury Regulations Section 1.704-2(i)) and (ii) the amount, if any, such Member is obligated to contribute to the capital of the Company as of the last day of such Fiscal Year, provided, however, that no Loss may be allocated to a Member to the extent such an allocation would result in an Adjusted Capital Account Deficit for such Member. For purposes of the foregoing:

(i) "Fiscal Year" shall mean means the taxable year of the Company, which shall be the calendar year, *provided that* upon termination of the Company, the term "Fiscal Year" will mean the period from the end of the last preceding Fiscal Year to the date of such termination; and

(ii) "Hypothetical Liquidation" means a hypothetical series of transactions occurring on a given date, in which (a) the Company is liquidated and all Company assets, including cash, are sold for cash equal to their book value (except as otherwise provided herein), taking into account any adjustments thereto for such period, (b) all third party liabilities of the Company are satisfied in full in cash according to their terms, and (c) all distributable Net Cash From Operations and Net Cash From Sales or Refinancings (after satisfaction of such liabilities) is distributed in full pursuant to the distribution provisions in Sections 4.1(b) – (e) and 4.2(b) – (h), above.

(iii) "Terminating Capital Transaction" means a sale or transfer of all or substantially all of the assets of the Company.

4.4. Regulatory Allocations.

4.4.1 Qualified Income Offset. No Member shall be allocated Losses or deductions if the allocation causes a Member to have an Adjusted Capital Account Deficit. If a Member receives (i) an allocation of Loss or deduction (or item thereof), or (ii) any distribution, which causes the Member to have an Adjusted Capital Account Deficit at the end of any taxable year, then all items of income and gain of the Company (consisting of a *pro-rata* portion of each item of Company income, including gross income and gain) for that taxable year shall be allocated to that Member before any other allocation is made of Company items for that taxable year, in the amount and in the proportions required to eliminate the excess as quickly as possible. This Section 4.4.1 is intended to comply with, and shall be interpreted consistently with, the "qualified income offset" provisions of the Regulations promulgated under Code Section 704(b).

4.4.2 Minimum Gain Chargeback. Except as set forth in Regulation Section 1.704-2(f)(2), (3) and (4), if, during any taxable year, there is a net decrease in Minimum Gain, each Member, prior to any other allocation pursuant to this Section IV, shall be specially allocated items of gross income and gain for such taxable year (and, if necessary, subsequent taxable years) in an amount equal to that Member's share of the net decrease of Minimum Gain, computed in accordance with Regulation Section 1.704-2(g). Allocations of gross income and gain pursuant to this Section 4.4.2 shall be made first from gain recognized from the disposition of Company assets subject to nonrecourse liabilities (within the meaning of the Regulations promulgated under Code Section 752), to the extent of the Minimum Gain attributable to those assets, and thereafter, from a *pro-rata* portion of the Company's other items of income and gain for the taxable year. It is the intent of the parties hereto that any allocation pursuant to this Section 4.4.2 shall constitute a "minimum gain chargeback" under Regulation Section 1.704-2(f).

4.4.3 Member Nonrecourse Deductions. "Partner nonrecourse deductions" as described and defined in Section 1.704-2(i)(1) and (2) of the Regulations attributable to a particular "partner nonrecourse liability" (as defined in Section 1.704-2(b)(4); *e.g.*, a Company Liability which one or more Members have guaranteed) shall be allocated among the Members in the ratio in which the Members bear the economic risk of loss with respect to such liability.

4.4.4 Contributed Property and Book-Ups. In accordance with Code Section 704(c) and the Regulations thereunder, as well as Regulation Section 1.704-l(b)(2)(iv)(d)(3), income, gain, loss and deduction with respect to any property contributed (or deemed contributed) to the Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of the property to the Company for federal tax purposes and its fair market value at the date of contribution (or deemed contribution). If the adjusted book value of any Company asset is adjusted as provided herein, subsequent allocations of income, gain, loss and deduction with respect to the asset shall take account of any variation between the adjusted basis of the asset for federal tax purposes and its adjusted book value in the manner required under Code Section 704(c) and the Regulations thereunder.

4.5. Liquidation and Dissolution.

4.5.1 If the Company is liquidated, the assets of the Company shall be distributed to the Members in accordance with the terms of Section 4.1 (subject to the effect of Section 4.3(d), above).

4.5.2 No Member shall be obligated to restore a Negative Capital Account.

4.6. General.

4.6.1 Except as otherwise provided in this Agreement, the timing and amount of all distributions shall be determined by the Manager.

4.6.2 If any assets of the Company are distributed in kind to the Members, those assets shall be valued on the basis of their then current book value (as reflected on the books and records of the Company), and any Member entitled to any interest in those assets shall receive that interest as a tenant-in-common with all other Members so entitled.

4.6.3 All Profit and Loss shall be allocated, and all distributions shall be made, to the Persons shown on the records of the Company to have been Members as of the last day of the taxable year for which the allocation or distribution is to be made. Notwithstanding the foregoing, unless the Company's taxable year is separated into segments, if there is a Transfer during the taxable year, the Profit or Loss shall be allocated between the original Member and the successor on the basis of the number of days each was a Member during the taxable year; provided, however, the Company's taxable year shall be segregated into two or more segments in order to account for Profit, Loss or proceeds attributable to any extraordinary nonrecurring items of the Company.

4.6.4 The Members are hereby authorized, upon the advice of the Company's tax counsel, to amend this Article IV to comply with the Code and the Regulations promulgated under Code Section 704(b); provided, however, that no amendment shall materially affect distributions to a Member without the Member's prior written consent.

Section V
Management: Rights, Powers and Duties

5.1. Management.

5.1.1 Management. Except as otherwise provided herein, all powers of the Company shall be exercised by or under the authority of, and the business and affairs of the Company and implementation of the Company's policies and executive control of the Company's major decisions shall be managed by one (1) Manager (who may, but need not, be a Member), who shall be selected by the Class A Member. The Class A Member hereby appoints the Class A Member, ...Some Knucklehead Inc. *dba* Guerrilla Development, as the initial Manager of the Company. The Members agree that the Manager shall have the right and power to run the day-to-day and other affairs of the Company and to act as agent for and on behalf of the Company, with power to bind it. Every reference in this Agreement to the Manager shall mean and refer to any Person appointed Manager hereunder. Without limiting the generality of the authority granted to the Manager hereunder, the Manager shall be, and hereby is, fully authorized to take any or all of the following actions without the consent of any Member:

(i) To borrow money for the Company from any Person;

(ii) To create liens or encumbrances on all or any part of the Company's assets in order to secure loans or advances to the Company or any Person in which the Company has a direct or indirect interest, or any obligation of the Company or any Person in which the Company has a direct or indirect interest, or for any other Company purpose;

(iii) To execute and deliver for the Company agreements and other instruments (including, without limitation, instruments creating liens and/or encumbrances on Company assets for any purpose authorized by clause (ii)), in connection with loans or the Transfer of property to any Person;

(iv) To guarantee the obligations of any Person;

(v) To acquire, either directly or indirectly, real property and tangible and intangible personal property and to Transfer to any Person including any Member or Affiliate all, substantially all, or any part of the property of the Company or any Person in which the Company has a direct or indirect interest;

(vi) To collect all income of the Company and to satisfy all obligations of the Company, including without limitation expenses of the Manager and indemnification obligations arising under this Agreement;

(vii) To prepare and file all tax returns for the Company (but without any obligation hereunder to prepare or file the tax returns or other reports of the Members);

(viii) To make all tax elections for the Company, including, without limitation, elections under Section 83 of the Code or any special basis adjustments under Section 754 of the Code (provided that the Member requesting any Section 754 election must agree to reimburse the Company for any costs incurred by the Company in making the election or in maintaining or preparing any additional records or reports in connection with the Section 754 election);

(ix) To prosecute, defend and settle legal, arbitration or administrative proceedings on behalf of or against the Company or, to the extent relating to the Company, any of its Members;

(x) To manage, maintain and operate the assets of the Company including, without limitation, entering into or modifying any management agreement with any Person for the management of any of the Company's properties;

(xi) To enter into leases, licenses and/or other agreements of every kind and nature in relation to the operation of the Property, and, in connection therewith, to execute and deliver lease agreements, license agreement, work agreements, assignments and other legal documentation of whatever type of nature;

(xii) To sell, pledge, hypothecate or otherwise Transfer all or any portion of the Property, and, in connection therewith, to execute and deliver deeds, assignments and other conveyancing or transfer documentation of whatever type of nature;

(xiii) To employ one or more Persons (including without limitation any Member or any Member, shareholder, officer, director, agent or advisor of any Member or Affiliate) in connection with the business of the Company;

(xiv) To establish arrangements for the deposit of monies received on behalf of the Company in accordance with Section 4.11 and to disburse all funds on deposit on behalf of the Company in amounts and at times as required in connection with the business of the Company;

(xv) To procure and maintain insurance against risks and in amounts determined to be appropriate by the Manager, including without limitation errors and omissions or other insurance under which any Member and its Members, shareholders, officers, directors, agents and Affiliates are beneficiaries;

(xvi) To do or cause to be done any action referred to in this Agreement through any Person, including, without limitation, any subsidiary, designated by the Manager;

(xvii) To approve any sale, transfer, pledge or hypothecation of all or part of any Member's Member Interests in the Company, except for specific Transfers permitted under the express terms of this Agreement without such approval; and

(xviii) To do or cause to be done any other act which the Managing Member considers to be appropriate to carry out any of its powers or in furtherance of the purposes or character of the Company.

Notwithstanding any provision of this Agreement to the contrary, the signed statement of the Manager reciting the authority of the Manager for any action, as to any third Person, will be conclusive evidence of the authority of the Manager to take that action. Although the same shall not be required in order to establish the Manager's authority to take actions and bind the Company as provided for herein, each Member will promptly execute instruments determined by the Manager to be necessary or appropriate to evidence the authority of the Manager to consummate any transaction permitted by this Agreement

5.1.2. A Manager may be removed from office, and a new Manager may be elected or appointed, solely by the Class A Member.

5.2. Voting by Members.

5.2.1 All voting rights and Governance Rights of the Members shall be held and exercised by the Class A Member and the Class B Members, and no Members other than the Class A Member and Class B Members shall have any Governance Rights under this Agreement. Whenever this Agreement or the Act calls for or requires a vote of the Members of the Company, such vote shall in all cases mean and refer to the vote of the Class A Member of the Class B Members.

5.2.2 In lieu of holding a meeting, the Class A Member and Class B Members may vote or otherwise take action by a written instrument indicating the consent of such Members. Copies of this written instrument shall be kept with the Company books and records.

5.2.3 If the Manager determines that it is in the interest of the Company to establish and issue a new class of Membership Units not expressly referenced herein, the Manager shall have the right to do so, and nothing herein set forth shall be construed to limit the Manager's right to provide (or not to provide) approval rights, voting rights and/or Governance Rights as part of any new class of Membership Units that are different from, more extensive than, or less extensive than, the approval rights, voting rights and/or Governance Rights, if any, applicable to the Class A and Class B Membership Units, and with Financial Rights that are different from the preferred equity Financial Rights currently provided for herein. Without limiting the foregoing, but subject to any limitation set forth in Section 6.4, amendments to any applicable provisions of this Agreement in order to establish or provide for such rights, and/or any other Membership Rights applicable to the new class of Membership Units, shall be permitted without requirement that any Member other than the Class A and Class B Members consent to, or execute, any amendment to this Agreement (or other legal documents) required to establish such Membership Rights or effectuate the issuance of a new class Membership Unit to, and the admission (as a Member of the Company) of, such new class Member, and, without limitation, the power of attorney granted pursuant to Section 5.7.1(i), below, shall be deemed to apply to any such amendment.

5.3. Personal Services. No Member shall be required to perform services for the Company solely by virtue of being a Member. Unless approved by the Manager, no Member shall be entitled to compensation for services performed for the Company. Upon substantiation of the amount and purpose thereof, however, the Members shall be entitled to reimbursement for expenses reasonably incurred in connection with the activities of the Company.

5.4. Duties of Parties.

5.4.1 Each Member shall devote such time to the business and affairs of the Company as is necessary to carry out the Member's duties set forth in this Agreement.

5.4.2 Except as otherwise expressly provided in Section 5.4.3., nothing in this Agreement shall be deemed to restrict in any way the rights of any Member, or of any Affiliate of any Member, to conduct any other business or activity whatsoever, and no Member shall be accountable to the Company or to any other Member with respect to that business or activity even if the business or activity competes with the Company's business. The organization of the Company shall be without prejudice to the Members' respective rights (or the rights of the Members' respective Affiliates) to maintain, expand or diversify such other interests and activities and to receive and enjoy profits or compensation therefrom. Each Member waives any rights the Member might otherwise have to share or participate in such other interests or activities of any other Member or the Member's Affiliates.

5.4.3 Each Member understands and acknowledges that the conduct of the Company's business may involve business dealings and undertakings with Members and their Affiliates in addition to those already provided for herein. In any of those cases, those dealings and undertakings shall be on commercially reasonable, arm's length equivalent, terms.

5.5. Affiliate Services.

The Manager will be entitled to receive fees from the Company, as expenses of the Company, in connection with the performance of its management obligations hereunder, which fees shall not be materially higher than the market rates for similar services performed by providers of similar services in the Portland, Oregon metropolitan area.

5.6. Liability and Indemnification.

5.6.1 No Member or Manager shall have any personal obligation for any debts, obligations or liabilities of the Company, whether such debts, obligations or liabilities arise in contract, tort or otherwise, solely by reason of being a member, manager, employee or agent of the Company. No Member or Manager shall be liable, responsible or accountable, in damages or otherwise, in any action brought by or in the right of the Company or brought by or in the right of the Members, except if (and to the extent) such Member or Manager engaged in gross misconduct, fraud, or criminal activity.

5.6.2 The Company shall indemnify each Member and Manager to the fullest extent permitted by the Act for any act performed by such Member or Manager with respect to Company matters, except in the case of action or failure to act by a Member and/or Manager which constitutes gross misconduct, fraud, or criminal activity.

5.6.3 The Manager shall be required to discharge its duties under this Agreement in accordance only with its good faith, business judgment. The Manager makes no representation or warranty, and there is no guarantee, that the Company will be financially successful or that its securities will increase in value or maintain their value. Furthermore, there is no guaranteed distribution or rate of return and no guarantee as to the existence or amount of any earnings from the Company's investments or any proceeds that may be obtained on disposition thereof. The Manager shall not be liable to the Company or to any Member for, and the Company and each Member hereby waive any and all claims that may arise from, any act or failure to act of the Manager if such act or failure to act is based upon the good faith, business judgment of the Manager, except if the Manager engaged in fraud or gross negligence. It is the intent of the parties that this Section 5.6.3 shall be binding and effective to the maximum extent permitted by law.

5.7. Power of Attorney.

5.7.1 Each Member constitutes and appoints the Manager as the Member's true and lawful attorney-in-fact ("Attorney-in-Fact"), and in the Member's name, place and stead, to make, execute, sign, acknowledge, and file:

(i) all documents (including amendments to the Articles and to this Agreement and the books and records of the Company) which the Attorney-in-Fact deems appropriate to reflect any amendment, change, or modification of this Agreement (provided that, except with respect to a modification to this Agreement required or contemplated pursuant to Section 6.4, below, the same does not materially and adversely affect (1) the rights and obligations of the Members hereunder, or (2) the economic terms of this Agreement);

(ii) any and all other certificates or other instruments required to be filed by the Company under the laws of the State or of any other state or jurisdiction, including, without limitation, any certificate or other instruments necessary in order for the Company to continue to qualify as a limited liability company under the laws of the State of Oregon;

(iii) one or more fictitious or trade name certificates; and

(iv) all documents which may be required to dissolve and terminate the Company and to cancel its Articles.

Without limiting the scope of Manager's authority, and for purposes of Section 5.7.1(i), above, and/or Section 6.4 and Section 9.4, below, the Members acknowledge and agree that the establishment of a new class of Membership Units, and the issuance of a new class of Membership Units to future investors in the Company on different terms (and with different Membership Rights) than apply to the Class A Membership Unit, the Class B Membership Units or the Class C Membership Units (and including without limitation crediting Adjusted Capital Balances and issuing Percentage Interests to the new class Members in consideration of capital contributed to the Company in exchange for subscribing to such new class of Membership Units) shall be deemed not to materially and adversely affect the economic and distributive rights of the Class B Members or Class C Members as long as the Percentage Interests granted in respect of any offered new class of Membership Units are arrived at by the Manager based on the Manager's good faith determination that the amount of capital being contributed by subscribers to the new class of Membership Units is based on the fair market value of all equity interests in the Company at the time any such new class of Membership Units are offered.

5.7.2 The foregoing power of attorney is irrevocable and is coupled with an interest, and, to the extent permitted by applicable law, shall survive the death or disability of a Member. It also shall survive the transfer of a Membership Unit, except that if the transferee is approved for admission as a Member, this power of attorney shall survive the delivery of the assignment for the sole purpose of enabling the Attorney-in-Fact to execute, acknowledge and file any documents needed to effectuate the substitution. Each Member shall be bound by any representations made by the Attorney-in-Fact acting in good faith pursuant to this power of attorney, and each Member hereby waives any and all defenses which may be available to contest, negate or disaffirm the action of the Attorney-in-Fact taken in good faith under this power of attorney.

5.8 Waiver of Fiduciary Duties. This Agreement is not intended to, and does not, create or impose any fiduciary duty on any of the Members or their respective Affiliates. Further, the Members hereby waive, to the fullest extent permitted by applicable law, any and all fiduciary duties that, absent such waiver, may be implied by law, and in doing so, recognize, acknowledge and agree that their duties and obligations to one another and to the Company are only as expressly set forth in this Agreement.

Section VI
Transfer of Membership Units and Withdrawals of Members

6.1. Transfers.

6.1.1 No Member may Transfer all, or any portion of, or any interest or rights in, the Membership Rights owned by the Member, and no Member may Transfer all, or any portion of, or any interest or rights in, any Membership Unit, except (a) to an immediate family member (spouse, parent, grandparent, child or grandchild) of such Member, or to a trust for the benefit of any such immediate family member, or a beneficiary under any such trust, or (b) with the consent of the Manager or as otherwise permitted under Section 6.3 below, to a person or entity that is not a Member (collectively, "Transferees").

6.1.2 The Transfer of any Membership Rights or Membership Units to a Transferee will not be valid until the transferor and Transferee have executed and acknowledged such other instruments as the Manager may deem necessary or advisable to effect the admission of such Transferee as a Member in accordance with the provisions of applicable law, including without limitation, the written acceptance and adoption by such person of the provisions of this Agreement.

6.1.3 Any Transfer of Membership Rights or Membership Units in violation of the prohibitions contained in this Section 6.1 shall be deemed invalid, null and void, and of no force or effect.

6.1.4 Any Person to whom Membership Rights are attempted to be transferred in violation of this Section 6.1 shall not be entitled to receive distributions from the Company or have any other rights in or with respect to the Membership Rights.

6.1.5 Each Member hereby acknowledges the reasonableness of these prohibitions in view of the purposes of the Company and the relationship of the Members.

6.2. Resignation. No Member shall have the right or power to resign or withdraw from the Company without the consent of the Manager.

6.3. Dissolution, Death or Disability. Upon the dissolution, death or permanent total disability of a Member: (a) the Company shall not dissolve, and (b) the estate or legal representative of a deceased or disabled Member or his designated heir(s), or the successor of a dissolved Member, shall thereupon become a Member in accordance with Section 6.1.2 above. In the event of such dissolution, death or disability of a Member, the successor Member(s), if any, in addition to the other Members of the Company, shall have the right to receive all dissolution proceeds otherwise distributable to the affected Member pursuant to Sections 4.4 above and 7.1 below.

6.4. Dilution for New Members if Additional Capital is Required. Following the completion of the initial offering of Class B Membership Units, if any such units are offered, and Class C Membership Units, in the event additional capital is required to pay Necessary Expenses, and Manager determines that it is necessary, appropriate or advantageous to obtain such additional capital from an unrelated third party equity investor (i.e., a Person which is not an Affiliate of Manager or its principals), and notwithstanding the likelihood that the Financial Rights of Manager, as Class A Member, and the Members, will effectively be diluted as a result of any Financial Rights granted to such new equity investor (but subject in all events to the limitation set forth in the next sentence of this Section 6.4), Manager shall have the right and authority to admit such third party investor as a new Member of the Company, and enter into agreements with such third party investor providing for the contribution of additional capital by such third party investor in the Company, on such terms and conditions as Manager deems appropriate in its sole, good faith, discretion. The Members agree that such terms may include the admission of such new equity investors as Class A Members, Class B Members or Class C Members, or under a different class of Member Interest (under terms providing for Financial Rights that are different from and/or senior to the Financial Rights then established in favor of the Class A Member, Class B Members or Class C Members under this Agreement), provided that the Financial Rights of the Class A Member, Class B Members and Class C Members respectively, are each diluted in a substantially identical manner (meaning that the Financial Rights of the newly admitted Member shall impact the Financial Rights of the Class A Member, the Class B Members and Class C Members in the same way and, as if their Member Interests were effectively consolidated).

6.5. Drag Along Rights. In the event the Manager approves a Transfer by assignment of all of the Membership Units of the Company to a third Person, or by merger, consolidation and/or reorganization with such third Person (in lieu of a sale of all or substantially all of the assets of the Company), and in connection therewith it is determined by the Manager that the Transfer is fair from a financial point of view to the Members (an "Approved Transfer of the Company"), the Members shall consent to and raise no objections to the Approved Transfer of the Company and (i) if the Approved Transfer of the Company is structured as a sale of Membership Units, the Members shall agree to sell all of their Membership Units on the terms and conditions approved by the Manager, and (ii) if the Approved Transfer of the Company is structured as a merger, consolidation or other reorganization, the Members shall vote in favor thereof (to the extent they are entitled to vote) and shall not exercise any dissenters' rights of appraisal they may have under Oregon law. The Investor Members further acknowledge and agree that they do not have consent or approval rights over any sale of all or substantially all of the assets of the Company, including any Terminating Capital Transaction (and each Investor Members shall be deemed to have agreed not to exercise any dissenters' rights of appraisal they may have under Oregon law in relation thereto). Each Member shall use his/her/its best efforts to cooperate in the Approved Transfer of the Company and shall take any and all necessary and desirable actions in connection with the consummation of the Approved Transfer of the Company as are reasonably requested by the Manager, including, but not limited to, the provision of reasonable and customary representations and warranties; provided, however, that no Member shall be required to incur any out-of-pocket expenses in connection with such Approved Transfer of the Company which are not reimbursed by the Company; and provided, further that no Member shall be required to make any representations and warranties in connection with any Approved Transfer other than representations and warranties as to (A) such Member's ownership of his/her/its Membership Unit(s) to be Transferred free and clear of all liens or other encumbrances and (B) such Member's power and authority to effect such Approved Transfer. The obligations of each Member with respect to the Approved Transfer of the Company are also subject to the satisfaction of the following conditions: (i) upon the consummation of the Approved Transfer of the Company, all of the Members shall receive the same form and amount of consideration for the Membership Unit(s) as all other holders of the same class of Membership Unit but taking into consideration the manner in which the Company distributes Net Cash From Sales or Refinancings and assets as set forth in Sections 4.2 and 4.4 (i.e., the amount each Member would receive if all of the assets of the Company were sold by the Company for an amount equal to such Approved Transfer of the Company and the amount such Member would receive if the resulting net proceeds were distributed to all of the Members), and (ii) the price per Membership Unit shall be payable in cash or freely tradable securities.

6.6. Company Repurchase Option.

6.6.1 At any time, the Manager may, in its sole discretion, cause the Company to repurchase some or all of the Class B Membership Units and/or Class C Membership Units held by the Members (the "Repurchase Right") at the Repurchase Price determined pursuant to Section 6.7.

6.6.2 In the event that the Manager determines to cause the Company to exercise its Repurchase Right, the Company shall, within fifteen (15) business days of such determination, send written notice (the "Repurchase Notice") to the Members stating that the Company is exercising its Repurchase Right pursuant to Section 6.7.

6.6.3 The Repurchase Price shall be payable in four (4) equal, consecutive quarterly installments by the Company to the Members, with the first quarterly payment becoming due ninety (90) days following the date on which the Company sends the Repurchase Notice to the Members.

6.7 Repurchase Price.

6.7.1 As to each Class B Member, the "Repurchase Price" shall be the sum of (a) the amount of accrued but unpaid Preferred Return for the Class B Membership Units then due and owing to such Class B Member, and (b) such Class B Member's then applicable Adjusted Capital Balance.

6.7.2 As to each Class C Member, the "Repurchase Price" shall be the sum of (a) the amount of accrued but unpaid Preferred Return for the Class C Membership Units then due and owing to such Class C Member, and (b) such Class C Member's then applicable Adjusted Capital Balance.

6.8 Personal Conduct Repurchase Option.

6.8.1 In the event that a Class B Member or Class C Member fails to conform its personal conduct to common and accepted standards of good citizenship or conducts itself in a way that reflects poorly upon the Company, as determined by the Manager in its sole, but good faith, discretion, the Manager may elect, at its sole discretion, to cause the Company to repurchase all, but not less than all, of the Membership Units held by such Class B Member or Class C Member.

6.8.2 In the event that the Manager elects to cause the Company to repurchase any Membership Units pursuant to this Section 6.8, the Company shall, within fifteen (15) business days of Manager's election, send written notice to the applicable Class B Member or Class C Member stating that the Company is exercising its right to repurchase such Class B Member's or Class C Member's Membership Units pursuant to Section 6.8 of this Agreement.

6.8.3 In connection with any repurchase by the Company of a Membership Unit pursuant to this Section 6.8, the price paid to the applicable Class B Member or Class C Member shall be equal to the sum of (a) the amount of accrued but unpaid Preferred Return for Class B Membership Units or Preferred Return for Class C Membership Units, as applicable, then due and owing to such Class B Member or Class C Member, as applicable, and (b) such Class B Member's or Class C Member's then applicable Adjusted Capital Balance. Any purchase price paid pursuant to this Section 6.8 shall be delivered to the applicable Class B Member or Class C Member within 15 business days after the notice specified in Section 6.8.2 above is provided to the applicable Class B Member or Class C Member.

6.9 Litigation Repurchase Option.

6.9.1 In the event that a Class B Member or Class C Member brings any suit, legal action or proceeding involving any dispute against the Company or Manager, which Manager determines, in its sole but good faith discretion, has a substantial potential to materially and adversely the Company, Manager may, in its sole discretion, elect to cause the Company to repurchase all, but not less than all, of the Membership Units held by such Class B Member or Class C Member in accordance with this Section 6.9.

6.9.2 In the event that the Manager elects to cause the Company to repurchase any Membership Units pursuant to this Section 6.9, the Company shall, within fifteen (15) business days of Manager's election, send written notice to the applicable Class B Member or Class C Member stating that the Company is exercising its right to repurchase such Class B Member's or Class C Member's Membership Units pursuant to Section 6.9 of this Agreement.

6.9.3 In connection with any repurchase of a Membership Unit by the Company pursuant to this Section 6.9, the price paid to the applicable Class B Member or Class C Member shall be equal to the sum of (a) the amount of accrued but unpaid Preferred Return for Class B Membership Units or Preferred Return for Class C Membership Units, as applicable, then due and owing to such Class B Member or Class C Member, and (b) such Class B Member's or Class C Member's then applicable Adjusted Capital Balance. Any purchase price paid pursuant to this Section 6.9 shall be delivered to the applicable Class B Member or Class C Member within 15 business days after the notice specified in Section 6.9.2 above is provided to the applicable Class B Member or Class C Member.

6.10 [Reserved]

6.11 Mandatory Redemption of Class C Membership Units.

6.11.1 The Company shall redeem each Class C Membership Unit on the Mandatory Class C Redemption Date for such Class C Membership Unit, by paying to the applicable Class C Member his, her or its Adjusted Capital Balance, at par, together with all accrued but unpaid Preferred Return for the Class C Membership Units applicable to such Class C Membership Unit as of the Mandatory Class C Redemption Date. In the event the Company lacks sufficient funds to redeem a Class C Membership Unit on the Mandatory Class C Redemption Date for such Class C Membership Unit, the same shall not constitute a default by the Company (or the Class A Member) hereunder, but, in such event, the rate of Preferred Return for the Class C Membership Units which applies to such Class C Membership Unit will thereafter be increased as and to the extent provided for in the definition of the term "Preferred Return for the Class C Membership Units," above.

6.11.2 As provided in Section 4.1(e), above, at such time as (i) a Class C

Member has received all accrued Preferred Return due and owing to such Class C Member under the terms of this Agreement, *and* (ii) such Class C Member's Adjusted Capital Balance has been paid in full through cash distributions made by the Company pursuant to any applicable Section of this Agreement, the Membership Unit owned by such Class C Member will be deemed to have been redeemed in its entirety, and such Class C Member shall be deemed to have withdrawn as a member of the Company.

Section VII
Dissolution, Liquidation and Termination of the Company

7.1. Events of Dissolution. The Company shall be dissolved upon the happening of any of the following events:

7.1.1 when the period fixed for its duration, if any, in Section 2.4 has expired; or

7.1.2 upon the affirmative vote or election of the Class A Member;

7.1.3 upon any act causing dissolution and/or termination under the Act unless inconsistent with the provisions of this Agreement lawfully providing to the contrary; or

7.1.4 upon the entry of a decree of judicial dissolution with respect to the Company.

Unless otherwise elected by the Class A Member, the Company shall also be dissolved within a reasonable time period after a Terminating Capital Transaction is consummated.

7.2. Procedure for Winding Up and Distribution. If the Company is dissolved, the Manager shall wind up its affairs. On winding up of the Company, the assets of the Company shall be distributed, first, to creditors of the Company, including Members who are creditors, in satisfaction of all liabilities of the Company, and second, to the Members in accordance with Section 4.4 of this Agreement.

Section VIII
Books, Records, Accounting and Tax Elections

8.1. Bank Accounts. All funds of the Company shall be deposited in a bank account or accounts opened in the Company's name. The Manager shall determine the institution or institutions at which the accounts will be opened and maintained, the types of accounts and the Persons who will have authority with respect to the accounts and the funds therein.

8.2. Books and Records. The Manager shall keep or cause to be kept complete and accurate books and records of the Company and supporting documentation of the transactions with respect to the conduct of the Company's business, as required by the Act. These books and records shall be maintained in accordance with sound accounting principles and practices and shall be available at the Company's principal office for inspection and copying by any Member at any and all reasonable times during normal business hours at such Member's expense.

8.3. Annual Accounting Period. The annual accounting period of the Company, sometimes referred to herein as its Fiscal Year, shall be its taxable year. The Company's taxable year shall be selected by the Manager, subject to the requirements and limitations of the Code.

8.4. Reports. Within ninety (90) days after the end of each taxable year of the Company, the Manager shall cause to be sent to each Person who was a Member at any time during the taxable year then ended a complete accounting of the affairs of the Company for the taxable year then ended. In addition, within ninety (90) days after the end of each taxable year of the Company, the Manager shall use its commercially reasonable efforts to cause to be sent to each Person who was a Member at any time during the taxable year then ended, that tax information concerning the Company which is necessary for preparing the Member's income tax returns for that year; provided, however, that the Manager may opt to file an extension for an October tax filing and may delay delivery of materials to Members accordingly. The Company shall cause an audit of the Company's books and records to be prepared by independent accountants on an annual basis, as a Company expense. In addition, at the request of any Member, and at such Member's sole expense, the Company shall cause an audit of the Company's books and records to be prepared by independent accountants. The Members shall also comply with all State reporting requirements set forth in the Act.

Section IX
General Provisions

9.1. Assurances. Each Member shall execute all certificates and other documents and shall do all such filing, recording, publishing and other acts as the Manager deems appropriate to comply with the requirements of law for the formation and operation of the Company and to comply with any laws, rules and regulations relating to the acquisition, operation or holding of the property of the Company.

9.2. Notifications. Any notice, demand, consent, election, offer, approval, request or other communication (collectively, a "Notice") required or permitted under this Agreement must be in writing and either delivered personally, sent by certified or registered mail, postage prepaid, return receipt requested, by Federal Express or other recognized and reputable national overnight courier, or by e-mail. A Notice must be addressed to a Member at the Member's last known address on the records of the Company. A Notice to the Company must be addressed to the Company's principal office. A Notice delivered personally will be deemed given only when acknowledged in writing by the person to whom it is delivered. A Notice that is sent by certified or registered mail will be deemed given three (3) business days after it is mailed. A Notice that is sent by Federal Express or other recognized and reputable national overnight courier will be deemed given on the business day following the date such Notice is accepted by such overnight courier for delivery to the intended recipient. Any party may designate, by Notice to all of the others, substitute addresses or addressees for Notices; and, thereafter, Notices are to be directed to those substitute addresses or addressees.

9.3. Specific Performance. The parties recognize that irreparable injury will result from a breach of any provision of this Agreement and that money damages will be inadequate to fully remedy the injury. Accordingly, in the event of a breach or threatened breach of one or more of the provisions of this Agreement by any Member, the Company and/or any party who may be injured (in addition to any other remedies which may be available to the Company and/or that party) shall be entitled to one or more preliminary or permanent orders (i) restraining and enjoining any act which would constitute a breach or (ii) compelling the performance of any obligation which, if not performed, would constitute a breach, provided that no Member shall be entitled to seek specific performance or other equitable remedies in connection with (or to enjoin or interfere with) any decision by the Company decision to pursue, continue or abandon any real estate project.

9.4. Complete Agreement. This Agreement constitutes the complete and exclusive statement of the agreement among the Members. It supersedes all prior written and oral statements, including any prior representation, statement, condition, or warranty. This Agreement may be modified or amended (i) with the consent of the Class A Member and the approval of members holding a majority of the Percentage Interests of each of the Class B and Class C Membership Interests, or (ii) solely by the Class A Member, provided that, except with respect to a modification to this Agreement required pursuant to Section 6.4 above, any amendment executed solely by the Class A Member shall not materially and adversely affect the rights and obligations of the Members, and/or the economic terms of this Agreement.

9.5. Applicable Law. All questions concerning the construction, validity and interpretation of this Agreement and the performance of the obligations imposed by this Agreement shall be governed by the laws of the State of Oregon.

9.6. Section Titles. The headings herein are inserted as a matter of convenience only, and do not define, limit or describe the scope of this Agreement or the intent of the provisions hereof.

9.7. Binding Provisions. This Agreement is binding upon, and inures to the benefit of, the parties hereto and their respective heirs, executors, administrators, personal and legal representatives, successors and permitted assigns.

9.8. Jurisdiction and Venue. Any suit, legal action or proceeding involving any dispute or matter arising under this Agreement shall be brought solely (i) in the United States District Court for the District of Oregon, or (ii) solely to the extent there is no applicable federal jurisdiction over such dispute or matter, in the Multnomah County Circuit Court in Portland, Oregon. All Members hereby consent to the exercise of personal jurisdiction, and waive all objections based on improper venue and/or *forum non conveniens*, in connection with or in relation to any such suit, legal action or proceeding.

9.9. WAIVER OF TRIAL BY JURY. THE PARTIES HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE ANY RIGHT TO A TRIAL BY JURY IN RESPECT TO ANY LITIGATION BASED HEREIN, OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT, ANY OTHER AGREEMENTS OR DOCUMENTS CONTEMPLATED TO BE EXECUTED IN CONJUNCTION HEREWITH, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF ANY PARTY TO THIS AGREEMENT RELATING IN ANY WAY TO THE SUBJECT MATTER OF THIS AGREEMENT, OR ANY SUCH OTHER AGREEMENTS OR

DOCUMENTS, OR OTHERWISE RELATING TO THEIR INVESTMENT IN, OR THE BUSINESS AND OPERATION OF, THE COMPANY AND PROPERTY.

9.10. Remedies, and Limitations on Damages.

9.10.1 The Members recognize that the Project involves the acquisition, leasing, development and/or redevelopment of commercial real estate under circumstances where Company will be obtaining financing, and executing leases and other agreements, which will impose contractual obligations upon the Company under which the Company may, or will, have liability for substantial damages, expenses and other monetary amounts, or potentially suffer tenant rights of termination, if the Company fails to complete the development (or particular components thereof) by certain milestone dates or deadlines set forth under such loan documents, leases and/or other agreements. Out of a collective desire to avoid the actual or potential damages, and other adverse effects that the Company may suffer or sustain due if it is materially delayed in acquiring, financing, leasing, developing, constructing and/or selling the Project, which the Members acknowledge is substantially likely to reduce the rate of return achieved on such Member's investment in the Company, the each Member of the Company agrees that no Members have right, and each Member hereby waives the right, to seek and/or obtain specific performance, injunctive relief (including any temporary restraining order, preliminary injunction or permanent injunction), or any other form of equitable remedy, to restrain, enjoin, prevent or delay, or which would have the effect of restraining, enjoining or otherwise preventing or delaying: (i) any action or decision to acquire, finance, lease, redevelop, construct and/or sell the Project, or (ii) the Company's compliance with any of its legal and contractual obligations arising in connection with acquiring, financing, leasing, developing, constructing and/or selling the Project.

9.10.2 In no event shall any Member, including any Member acting in the capacity of Manager, be liable for any incidental, consequential, punitive or special damages by reason of its breach of this Agreement. To the fullest extent permitted by law, the liability, if any, of the Company, manager, or any members, managers, officers, employees, agents, representatives, and employees of the Company to any Member under this Agreement for any claims, costs, damages, losses, and expenses of any nature for which they are or may be legally liable, whether arising in negligence, tort, contract, or otherwise, shall not exceed, in the aggregate the amount required to retire such Member's Adjusted Capital Balance.

9.11. Attorney Fees. The Members acknowledge that a Legal Action (defined below) filed or initiated by any Member against the Company (or against any party, including Manager, which is indemnified from such claims by the Company under the terms of this Agreement) will inevitably require the Company to incur substantial legal expenses, including attorneys' fees, having the potential to cause serious adverse financial consequences to the Company and its Members, and/or a material reduction in the rate of return otherwise applicable to the Members' collective capital investments in the Company, including, in some instances, for legal costs substantially in excess of (i) the total amount of Capital Contributions made to the Company by the Member initiating such Legal Action, and/or for the total amount of damages being claimed by such Member in such Legal Action. Accordingly, in connection with any litigation, mediation, arbitration, special proceeding or other proceeding ("Legal Action") arising out of or relating to this Agreement, and the transactions contemplated herein, the prevailing party shall be entitled to recover its litigation-related costs and reasonable attorneys' fees (through and including any appeals and post-judgment proceedings) from the non-prevailing party(ies), provided that, in no event will the aggregate amount of attorneys' fees recoverable by any Member under this Section 9.11, in connection with a Legal Action initiated by such initiating Member (and in which the initiating Member is the prevailing party) ever exceed 200% of the total amount of aggregate amount of Capital Contributions made by such Member to the Company.

9.12. Terms. Common nouns and pronouns shall be deemed to refer to the masculine, feminine, neuter, singular and plural, as the identity of the Person may in the context require.

9.13. Separability of Provisions. Each provision of this Agreement shall be considered separable; and if, for any reason, any provision or provisions herein are determined to be invalid and/or contrary to any existing or future law, such invalidity shall not impair the operation of or affect those portions of this Agreement which are valid, all of which shall continue in full force and effect to the fullest extent legally permissible.

9.14. Counterparts; Electronic Delivery. This Agreement, and any other documents or instruments contemplated hereunder or entered into pursuant hereto, may be executed in two or more counterparts, each of which shall be deemed an original, and all of which, when assembled, shall constitute one and the same document. The signature of any party to any counterpart of this Agreement or such other instrument shall be deemed a signature to, and may be appended to, any other counterpart hereof (or thereof). Delivery of an executed counterpart of this Agreement or any such other instrument) may be delivered electronically, including by facsimile transmission and/or by e-mail delivery of a .PDF scan of such counterpart, and the same shall constitute good and valid execution and delivery for all purposes.

9.15. Estoppel Certificate. Each Member shall, within ten (10) days after written request by any Member, deliver to the requesting Person a certificate stating, to the Member's knowledge, that (a) this Agreement is in full force and effect; (b) this Agreement has not been modified except by any instrument or instruments identified in the certificate; and (c) there is no default hereunder by the requesting Person, or if there is a default, the nature and extent thereof. If the certificate is not received within such ten (10) day period, the Manager shall have the right to execute and deliver the certificate on behalf of the requested Member, without qualification, pursuant to the power of attorney granted in Section 5.7.1(ii), above.

9.16. Investor Members' Representations and Acknowledgement of Risk. Each Investor Member warrants and represents to the Manager that he, she or it:

9.16.1 Has received, reviewed, and understood the Company's Private Placement Memorandum and/or Offering Circular, as applicable, and the undersigned has relied on nothing other than the Private Placement Memorandum and/or Offering Circular, as applicable, any associate subscription agreement and this Agreement in deciding whether to make an investment in the Company;

9.16.2 Has received and reviewed certain business and financial information concerning the Company and any other documents requested by the Member in connection with his/her/its investment in the Company and his/her/its attorneys and accountants have been offered an ample opportunity to review such information;

9.16.3 Understands the risk involved with the Company's business, including the risk of loss of such Member's entire investment;

9.16.4 Understands that there is no guarantee that the Company will be financially successful or that the value of such Member's ownership interest and investment in the Company will appreciate or maintain its value;

9.16.5 Has sufficient financial resources so that he/she/it can hold his/her/its securities indefinitely or could, without affecting his/her/its ability to satisfy his/her/its financial needs and personal contingencies, afford a complete loss of his/her/its investment;

9.16.6 Has carefully read, reviewed and is familiar with this Agreement;

9.16.7 Has carefully reviewed all of the Risk Factors identified in the Company's Offering Circular and/or Private Placement Memorandum therein, and recognizes that an investment in the Company carries with it a high level of risk and a significant possibility of loss of the entire investment;

9.16.8 Is aware (i) that there is no public market for the Class B Membership Units and/or the Class C Membership Units, (ii) that it is not intended that such a market will develop or be created, and (iii) that it will not be possible to readily liquidate this investment;

9.16.9 Acknowledges and agrees that any interest earned on the Investor's investment may be used by the Company, and that such interest (if any) will not be refunded to the Investor; and

9.16.10 Will complete and sign a Subscription Agreement and, by so doing, will be deemed also to have executed this Agreement.

[Signatures Commence on the Following Page]

IN WITNESS WHEREOF, the parties have executed, or caused this Agreement to be executed as of the date set forth hereinabove.

COMPANY:

FAIR-HAIRED DUMBBELL, LLC, an Oregon limited liability company

By: ...Some Knucklehead Inc. dba Guerrilla Development, an Oregon corporation, its Manager



By: ____________________
Name: Kevin Cavenaugh
Title: Manager

CLASS A MEMBER:

...SOME KNUCKLEHEAD INC. DBA GUERRILLA DEVELOPMENT, an Oregon corporation



By: ____________________
Name: Kevin Cavenaugh
Title: Manager

7259124v5

Exhibit 4.1

Form of Subscription Package

THE FAIR-HAIRED DUMBBELL LLC

CLASS C MEMBERSHIP UNIT SUBSCRIPTION AGREEMENT

The undersigned subscriber hereby offers and agrees to purchase from **THE FAIR-HAIRED DUMBBELL LLC**, an Oregon limited liability company (the "Company"), the number of Class C Membership Units of the Company's membership interests (the "Units"), as further described in the Amended and Restated Operating Agreement of the Company (the "Operating Agreement"), set forth on the Signature Page of this Subscription Agreement for the price of $1,000 per Unit in accordance with the terms and subject to the conditions of this Subscription Agreement.

The undersigned, by executing the Signature Page of this Subscription Agreement, hereby acknowledges, understands and agrees with, and hereby certifies, represents and warrants to the Company as follows:

1. **Access to Information.**

(a) I acknowledge that it is incumbent upon me to request any information that I desire to receive about the Company or its business. For a reasonable time prior to my execution of this Subscription Agreement, I have had reasonable access to and the reasonable opportunity to obtain any and all additional information necessary to verify the accuracy of the information contained in this Subscription Agreement, other information provided to me or any other supplemental information which I deem relevant to make an informed investment decision as to an investment in the Company. I have read and reviewed that certain Offering Circular dated as of December __, 2014 (which includes, without limitation, the Operating Agreement), and have asked any questions that I may have regarding such Offering Circular.

(b) I have had an opportunity to have direct communication with the Company or its representatives as to all matters which I deem material and relevant to my decision to make an investment in the Company.

2. **Joinder to the Operating Agreement**. I have received, and I accept and adopt each and every provision of the Operating Agreement. I agree that my signature on this Subscription Agreement will also serve as my signature to the Operating Agreement.

3. **Investment Representations.**

(a) The Units which I am purchasing will be acquired solely for my own account for investment and not for the purpose of resale, distribution, subdivision or fractionalization thereof.

(b) My financial condition is such that I have no need for liquidity with respect to my investment in the Company and no need to dispose of any portion of my interest to satisfy any existing or contemplated undertaking or indebtedness. I am able to bear the economic risk of an investment in the Company for an indefinite period of time, including the risk of losing part or all of my investment. I have no need for a current return on my capital contribution.

(c) I have been advised to pay particular attention to the Risk Factors section of the Offering Circular and, accordingly, acknowledge that an investment in the Company involves a high degree of risk. I acknowledge that the return of my capital, as well as the realization of any appreciation on such capital, will depend on a number of factors, including factors outside the control of the management of the Company. I acknowledge that there can be no assurance that I will realize any appreciation on an investment in the Units or that I will not lose a material portion of my investment. I have considered the risks associated with an investment in the Company.

(d) I have secured the advice of my legal counsel, accountants or other financial advisors with respect to an investment in the Company and the terms of the Offering Circular, the Operating Agreement and this Subscription Agreement.

4. **Restrictions on Transfer**. I understand that the Units (i) have not been, and will not be registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities laws, (ii) are being offered and sold in reliance upon federal and state exemptions for transactions not involving any public offering, and (iii) cannot be sold assigned, transferred, pledged, mortgaged, hypothecated, collaterally assigned, gifted, donated, exchanged, or otherwise disposed of or encumbered unless such Units are registered under the Securities Act and all applicable state securities laws or unless an exemption from such registration is available and such transfer is made in accordance with the Operating Agreement.

5. **Qualification; Authorization**. If a natural person, the undersigned is 21 years of or over. If a corporation, limited liability company, partnership, trust or other entity, the undersigned is authorized, empowered and qualified to execute this Subscription Agreement and to make an investment in the Company as contemplated herein.

6. **Acceptance of Investment**. The Company, in its sole and absolute discretion, may accept all or any portion of your investment amount set forth on the signature page to this Subscription Agreement. Acceptance will be given to the undersigned either by delivery of this Subscription Agreement signed by the Company or by notice of such execution. If so accepted, this Subscription Agreement (a) will be binding upon the undersigned's heirs, successors, legal representatives and assigns, and (b) may not be cancelled, terminated or revoked by the undersigned.

7. **Accuracy**. I certify that all of the foregoing is true and accurate as of the date hereof and shall be true and accurate as of the date of the acceptance hereof by the Company and the issuance of the Units. If in any respect the foregoing shall not be true and accurate prior thereto, the undersigned will give written notice of such fact to the Company, specifying which of the foregoing is not true and accurate and the reasons therefor.

8. **Further Deliveries**. I will deliver such other documents, instruments, or information to the Company or its Manager as it may require in order to determine whether I should be admitted as a member of the Company.

[Remainder of page intentionally left blank]

SIGNATURE PAGE
of
THE FAIR-HAIRED DUMBBELL LLC
SUBSCRIPTION AGREEMENT

The undersigned hereby offers and agrees to purchase _________ Units of the Company at $1,000 per Unit, for an aggregate purchase price of $________________.

By the completion and execution of this Signature Page, the undersigned makes and affirms the certifications, representations and warranties contained in the forepart of this Subscription Agreement.

Further, the undersigned agrees that this subscription agreement shall act as a joinder to the Operating Agreement, and the undersigned agrees to be bound by any and all rights and obligations of a Class C Member with respect thereto in the event that this subscription agreement is accepted by the Company.

INSTRUCTIONS

A subscriber who wishes to purchase Units must complete and execute this Signature Page and deliver it to: ____ ____________________. In the event that a subscriber wishes to wire the amount of the subscription, please contact the company for instructions.

Date:________________

PURCHASER:

Signature by Individual:

____
Print Name of Individual Purchaser

____
Signature of Individual Purchaser

Signature by Entity:

____
Print Name of Entity

By: ______________________________
Signature of Authorized Agent

____
Print Name & Title of Authorized Agent

Accepted this ___ day of _____________, 201__.

THE FAIR-HAIRED DUMBBELL LLC

By:_________________________________

Name:_______________________________

Its:_________________________________

Exhibit 6.1
Purchase and Sale Agreement

AGREEMENT FOR PURCHASE AND SALE OF PROPERTY

AND

RIGHT OF REPURCHASE

IN THE CENTRAL EASTSIDE URBAN RENEWAL AREA

between

THE PORTLAND DEVELOPMENT COMMISSION

and

THE FAIR-HAIRED DUMBBELL LLC

Dated: April 25, 2014

{00147317;6}

AGREEMENT FOR PURCHASE AND SALE OF PROPERTY AND RIGHT OF REPURCHASE

This AGREEMENT FOR PURCHASE AND SALE OF PROPERTY (this "Agreement") is made and entered as of April ____ 2014, (the "Effective Date"), by and between the CITY OF PORTLAND, a municipal corporation of the State of Oregon, acting by and through the PORTLAND DEVELOPMENT COMMISSION, the duly designated urban renewal agency of the City of Portland ("PDC"), and THE FAIR-HAIRED DUMBBELL, LLC ("Buyer"). PDC and Buyer may be referred to jointly in this Agreement as the "Parties" and individually as a "Party."

RECITALS

A. In furtherance of the objectives of Oregon Revised Statutes, Chapter 457, and Chapter XV of the Charter of the City of Portland, PDC acquired Blocks 67, 68, and 76, and portions of Blocks 69 and 75 (collectively, the "Burnside Bridgehead Site") in the Central Eastside Urban Renewal Area ("URA") to further the *Eastbank at Burnside: Lower East Burnside Redevelopment Plan ("Redevelopment Plan").*

B. Buyer has proposed to develop a portion of the Burnside Bridgehead Site located on the southeast corner of the Burnside Bridgehead Site commonly known as Block 76E and as more particularly described in Section 2.2 herein and Exhibit B-2 attached hereto and incorporated herein (the "Property").

C. Buyer's intended development of the Property is two, connected, six-story office buildings (the "Project").

D. Buyer intends to use an on-line crowdsource mechanisim to raise capital for the purchase ("Fundrise").

E. PDC desires to see the Property developed in accord with the Buyer's intentions but shall reserve a right to repurchase the Property in the event Buyer has not commenced construction of the Project within three (3) years of the Effective Date of this Agreement.

F. PDC desires to sell the Property to Buyer and Buyer desires to buy the Property from PDC in accord with the terms of this Agreement.

AGREEMENT

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

1. DEFINED TERMS

Words that are capitalized, in parenthesis and quotations and which are not the first word of a sentence, are defined terms; *provided, however*, that once a term is defined it may be used as the first word of a sentence. Some defined terms are first defined in the text of this Agreement and some are first defined in Exhibit A. Defined terms may be used in the singular or the plural.

2. GENERAL TERMS OF CONVEYANCE FOR THE PROPERTY

2.1. Agreement for Purchase and Sale. PDC agrees to sell and convey the Property to Buyer, and Buyer agrees to purchase and accept the Property from PDC, and Buyer shall develop the Property upon the terms and conditions set forth in this Agreement.

2.2. Description of the Property. The Property which is subject to this Agreement shall include: (i) all rights, privileges, licenses, permits and easements appurtenant to the Property owned by PDC and transferrable by PDC, including, without limitation, all minerals, oil, gas, and other hydrocarbon substances on and under the Property, as well as development rights, air rights, water rights related to the Property, and any other easements, rights-of-way, or appurtenances used in connection with the beneficial use and enjoyment of the Property; and (ii) all improvements, including, without limitation all buildings and structures presently located on the Property;

2.3. Earnest Money Payment. Within five (5) Business Days of the Effective Date and subject to the terms of this Section 2.3, Buyer shall pay PDC an amount equal to $58,000 (Fifty-Eight Thousand Dollars U.S.) (the "Earnest Money Payment"). The Earnest Money Payment shall be fully refundable to Buyer for 60 days after the Effective Date (the "Earnest Money Refund Period"). The Earnest Money Payment shall not be refundable once 60 days have elapsed from the Effective Date except as specifically allowed herein. In the event a refund of the Earnest Money Payment is due, there shall be no interest payment obligation on PDC's part. The Earnest Money Payment shall be a credit against the Purchase Price due at closing.

Purchase Price. The purchase price for the Property is ONE MILLION ONE HUNDRED SIXTY THOUSAND DOLLARS, U.S. ($1,160,000 U.S.) (the "Purchase Price"). The Purchase Price shall be adjusted as provided in section 8.3 below.

2.4. AS IS Sale Buyer acknowledges that it has examined the above-described Property to its own satisfaction and has formed its own opinion as to the condition (including environmental condition) and value thereof. Buyer has not relied on any statements or representations from Grantors or any person acting on behalf of Grantors concerning any of the following: the size or area of the Property or any of the parcels of the Property; the location of corners or boundaries of any parcel of the Property; the condition of the Property, including but not limited to, environmental condition above or below the surface of the Property or compliance with environmental laws and other governmental requirements; the availability of services to the Property; the ability of Buyer to use the Property or any portion thereof for any intended purpose; or any other matter affecting or relating to the Property or any portion thereof. Buyer is acquiring the Property, both above surface and below surface, in the condition existing at the time of closing, AS IS, with all defects, if any. Buyer and Buyer's successors waives, releases, agrees to defend and forever discharges Portland Development Commission, and its successor forms, of and from all claims, actions, causes of action, fines, penalties, damages (including consequential, incidental and special damages), costs (including the cost of complying with any judicial or governmental order), and expenses (including attorney fees), direct or indirect, known or unknown, foreseen or unforeseen, which may arise on account of or in any way growing out of or in connection with any physical characteristic or condition of the Property, including any surface or subsurface condition, or any law, rule or regulation applicable to the Property. These provisions shall be binding on Buyer and Buyer's successors and assigns and shall survive Closing.

2.5. This "As Is" section shall survive closing and the deed from PDC to Buyer shall contain provisions to preserve the effect of this section with regard to Buyer's successors.

2.6. Access, Inspection and Due Diligence Materials

2.6.1. Access and Inspection. PDC agrees that Buyer and its authorized agents or representatives shall be entitled to enter upon the Property to make such investigations, studies and tests as Buyer deems necessary or advisable, as more specifically set forth in the form of Permit of Entry attached hereto as Exhibit C (the "Permit of Entry").

2.6.2. Due Diligence Period. Buyer shall notify PDC, in writing, no later than sixty (60) days after the Effective Date (the "Due Diligence Period") of the results of Buyer's due diligence efforts. Within 5 Business Days of the Effective Date, PDC shall provide to Buyer all known Due Diligence materials that PDC deems relevant to Buyer's Due Diligence effort. PDC does not warrant or guarantee that its Due Diligence material is accurate or complete. Minimally, Buyer shall, within the Due Diligence Period, make appropriate arrangements for the generation of a Phase I Environmental Site Assessment (ESA) and complete a Design Advice Request. In the event that Buyer's due diligence shall reveal any matters which are not acceptable to Buyer in Buyer's sole and absolute discretion, Buyer may elect, by written notice to PDC, on or before 5:00 p.m., before the expiration of the Due Diligence Period, its intent not to proceed with the transaction contemplated herein. Such a notice shall clearly include the phrase "Notice of Termination". In the case of such notice this Agreement shall be voided without recourse to either Party except that the Earnest Money Payment shall be refunded to Buyer within ten (10) Business Days of such notice. The failure of Buyer to timely provide notice to PDC of Buyer's satisfaction with due diligence prior to the expiration of the Due Diligence Period shall be deemed Buyer's decision to terminate this Agreement.

2.6.3. Extension to Due Diligence Period. In the event that reasonable reliance on a third party (such as the Oregon Department of Environmental Quality) or the need for additional investigations such as a Phase II ESA causes delay in Buyer's Due Diligence efforts despite Buyer's attempts to complete Due Diligence within 60 days of the Effective Date then Buyer may seek an extension to the Due Diligence Period. Buyer shall, under such circumstances, provide notice to PDC of the need to extend the Due Diligence Period. The notice shall include, and an extension shall be conditioned upon, proof that the Phase I ESA and the scope of work for the Phase II ESA were completed within 60 days of the Effective Date. Upon PDC's receipt of such notice the Due Diligence Period shall be extended to one hundred twenty (120) days from the Effective Date.

2.7. Title Review.

2.7.1. PDC shall seek from Escrow Agent and provide Buyer a report reflecting the title condition of the Property (the "Title Report"). Buyer will have until the expiration of the Due Diligence Period to notify PDC in writing if Buyer objects to any item in the Title Report. Those items to which Buyer does not object are "Permitted Exceptions". If Buyer objects to any item, then PDC shall have twenty (20) days after receiving Buyer's written objection to notify Buyer in writing of its intention to remove or not remove the objected-to exceptions to title prior to Closing (the "Seller

Response Period"). If PDC does not respond to Buyer's objections within the Seller Response Period or if PDC refuses to remove any such objected to exceptions, Buyer shall have twenty (20) days following the expiration of the Seller Response Period to terminate this Agreement by written notice to PDC even if the Due Diligence Period has expired. If Buyer terminates this Agreement under this section 2.7.1, no remedies shall accrue to either Party and all rights and obligations of the Parties under this Agreement shall terminate other than the obligation to cooperate in preparing, executing and recording such documents as may be necessary or desirable to reflect the termination of this Agreement in the real property records of Multnomah County, and the Earnest Money Payment shall be refunded to Buyer within five (5) Business Days of such notice by Buyer. If this Agreement is not so terminated, the Permitted Exceptions shall also include those exceptions, if any, that Buyer originally objected to and that PDC refused to remove or failed to respond to.

2.7.2. Buyer may obtain one or more updates to the Title Report on the Property at any time prior to the Closing. Buyer shall promptly give to PDC a copy of any updated Title Report. Within twenty (20) days after receiving an updated Title Report, Buyer shall give PDC notice, in writing, of any objections to the exceptions (that are not Permitted Exceptions) to title that appear on the updated Title Report. Within twenty (20) days of Buyer's written notice to PDC described in the preceding sentence, PDC shall notify Buyer in writing of its intention to remove or not remove the objected to exceptions to title prior to Closing. If PDC does not give its response to Buyer's objections within the twenty (20) day time period or if PDC refuses to remove any such objected to exceptions, Buyer shall have twenty (20) days following expiration of the 20-day time period to terminate this Agreement by written notice to PDC. If Buyer terminates this Agreement under this section 2.7.2, no remedies shall accrue to either Party and all rights and obligations of the Parties under this Agreement shall terminate other than the obligation to cooperate in preparing, executing and recording such documents as may be necessary or desirable to reflect the termination of this Agreement in the real property records of Multnomah County, and the Earnest Money Payment shall be refunded to Buyer within five (5) Business Days of such notice by Buyer. If this Agreement is not so terminated, the exceptions that Buyer objected to and that PDC refused to remove or failed to respond to will be included as Final Permitted Exceptions. Any exceptions that Buyer accepts at Closing are the "Final Permitted Exceptions."

2.7.3. Both PDC and Buyer anticipate a partial vacation of the Burnside right-of-way that may appear of record. The anticipated vacation will enlarge the size of the Property. If other new title matters appear on an updated Title Report the Buyer shall have the same objection privileges and notice obligations as reflected in section 2.7.2 above. PDC shall have the same response opportunities as reflected in the same section. If Buyer objects to a new title condition under this section and PDC cannot or refuses to remove the new title condition then Buyer may terminate this Agreement and PDC shall return the Earnest Money Payment. No other recourse against PDC shall be afforded Buyer under this section unless a new title condition makes applicable section 12.4 below in which case that section shall provide for an additional payment.

2.8. Title Insurance. PDC will pay the cost of a standard coverage Owner's Policy of Title Insurance, issued by Escrow Agent, covering the Property when conveyed, and insuring Buyer in the amount of the Purchase Price, free and clear of encumbrances, except Final

Permitted Exceptions and those general preprinted exceptions imposed by the insurer. Buyer, at its option and its expense, may elect to obtain extended coverage under such policy of title insurance, and PDC agrees to execute any affidavits or other documents reasonably required by the Escrow Agent to enable Buyer to obtain such coverage.

3. REPRESENTATIONS

3.1. PDC Representations. PDC's representations under this Agreement are limited to the following. PDC hereby represents to Buyer as of the Effective Date and as of the Closing Date the following:

3.1.1. PDC has the legal power, right, and authority to enter into this Agreement and the instruments referred to herein and to consummate the transaction contemplated herein; and all requisite action has been taken by PDC in connection with entering into this Agreement, the instruments referred to herein, and the consummation of the transactions contemplated herein.

3.1.2. Except as has been disclosed to Buyer in the Environmental Due Diligence Reports, PDC has not generated, manufactured, refined, transported, treated, stored, handled, disposed, transferred, Released or produced Hazardous Substances on or under the Property.

3.1.3. PDC is not a "foreign person" within the meaning of Section 1445(f)(3) of the Internal Revenue Code of 1986, as amended.

3.1.4. There is no known litigation, action, suit, or any condemnation, environmental, zoning, or other government proceeding pending or to PDC's knowledge, threatened, which may negatively affect the Property, or PDC's ability to perform its obligations under this Agreement.

3.1.5. PDC has no notice of a violation of any laws applicable to the Property.

3.1.6. PDC is the legal and beneficial fee simple titleholder to the Property. There are no leases or service contracts that affect the Property that are not terminable at the Closing and there are no options to purchase the Property or rights of first refusal to purchase the Property.

3.1.7. The persons executing this Agreement and the instruments referred to herein on behalf of PDC have the legal power, right and actual authority to bind PDC to the terms and conditions of this Agreement.

3.2. Buyer Representations. Buyer's representations under this Agreement are limited to the following. Buyer hereby represents to PDC as of the Effective Date and as of the Closing Date the following:

3.2.1. Buyer is an Oregon limited liability corporation.

3.2.2. Buyer has full power and authority to enter into and perform this Agreement in accordance with its terms and does not require the consent of any third party that has not been secured, and all requisite action (corporate, trust, partnership, membership or otherwise) has been taken by Buyer in connection with entering into this Agreement, the instruments referred to herein, and the consummation of the transactions contemplated herein. No further consent of any partner, shareholder, creditor, investor, judicial or administrative body, governmental authority or other party is required.

3.2.3. This Agreement and all documents required to be executed by Buyer are and shall be valid, legally binding obligations of and enforceable against Buyer in accordance with their terms.

3.2.4. No representation or statement of Buyer in this Agreement or any of the exhibits attached hereto contains any untrue statement of a material fact or omits a material fact necessary to make the representation or statement reliable.

3.2.5. The persons executing this Agreement and the instruments referred to herein on behalf of Buyer have the legal power, right and actual authority to bind Buyer to the terms and conditions of this Agreement.

The Parties agree that all representations contained in this Section 3 shall survive the Closing for a period of twelve (12) months.

3.3. PDC Covenants. PDC hereby covenants that between the Effective Date and Closing, PDC shall take reasonable measures to: (i) ensure that the Property is maintained in a manner consistent with current practices; (ii) maintain reasonable and customary levels and coverages of insurance; (iii) not create or acquiesce in the creation of new liens or other exceptions to title other than the Permitted Exceptions and new exceptions anticipated under section 2.7 above; (iv) not lease, transfer, option, or convey PDCs interest in the Property or any portion thereof nor any right therein, nor shall PDC enter into or solicit any agreement granting to any person or entity any option to purchase or rights superior to Buyer with respect to the Property or any part thereof; (v) not voluntarily take any action to render any of the representations of PDC set forth in Section 3.1 materially incorrect; or (vi) enter into any maintenance, management or service agreement that will remain in force and effect after the Closing Date without Buyer's consent. Notwithstanding the foregoing clause (iv), PDC may lease, license or transfer its interest in the Property if (a) any such lease, license or transfer expires prior to the Closing Date, or (b) Buyer consents in writing, which consent shall not be unreasonably withheld, conditioned or delayed.

4. <u>CONDITIONS PRECEDENT TO CLOSING</u>

4.1. Conditions. Buyer and PDC are not obligated to proceed to Closing unless the following conditions are satisfied prior to Closing. The Party benefited by a particular condition shall not unreasonably withhold, condition, or delay acknowledgment that the condition has been satisfied. To the extent the failure of a condition to be satisfied occurs and such failure of the satisfaction of such condition constitutes a default under this Agreement, the non-defaulting party shall have all rights and remedies against the defaulting party that are available to such non-defaulting party under this Agreement.

4.1.1. To the reasonable satisfaction of both PDC and Buyer, which conditions must be waived in writing by both PDC and Buyer if not satisfied:

(i) No litigation is pending that prevents PDC or Buyer from performing their respective obligations under this Agreement.

(ii) Vacation of the southern portion of the Property is reflected in an updated title report acceptable to both Parties. The Vacation shall be in general accord with Exhibit E attached hereto and incorporated herein ("Vacation").

4.1.2. To Buyer's reasonable satisfaction, which conditions may be waived in writing solely by Buyer if not satisfied:

(i) No material adverse change in the physical or legal condition of the Property has occurred.

(ii) Title Company is prepared to issue to Buyer the form of title insurance policy selected by Buyer under Section 2.8, covering the Property in an amount equal to the Purchase Price, subject only to the Final Permitted Exceptions.

(iii) PDC is not in default under this Agreement and no event has occurred that, with notice or passage of time or both notice and passage of time, would constitute a default of PDC under this Agreement.

4.1.3. To PDC's reasonable satisfaction, which conditions may be waived in writing solely by PDC if not satisfied:

(i) Buyer has provided to PDC documentation that:

(a) Buyer is a legal entity qualified to do business in the state of Oregon;
(b) Buyer has full power and authority to enter into and perform its obligations under this Agreement; and
(c) This Agreement has been executed and delivered, for and on behalf of Buyer, by an authorized individual.

(ii) Buyer shall have entered into, or shall be prepared to enter into at Closing, a non-remonstrance agreement with respect to the anticipated local improvement districts (LIDs) on Davis Street and Couch Court; the Streetcar LID and any other LIDs contemplated for the Burnside Bridgehead Site.

(iii) Buyer is not in default under this Agreement and no event has occurred that, with notice or passage of time or both notice and passage of time, would constitute a default of Buyer under this Agreement.

(iv) Buyer shall have deposited to escrow the balance of the Purchase Price due to close after taking into account a credit for the Earnest Money Payment and, if applicable, the Closing Extension Payment.

4.2. Elections upon Non-Satisfaction of Conditions. If any condition in this Section 4 is not fulfilled to the satisfaction of the benefited Party or Parties as of the Closing Date, then such benefited Party or Parties may elect as follows:

(a) Terminate this Agreement by and effective upon written notice to the other Party; or

(b) Waive in writing the benefit of that condition and proceed in accordance with the terms hereof; or

(c) Designate in writing a later date for the Closing, to allow additional time for the condition to be satisfied, if the condition can be satisfied and the other Party agrees in writing to the later date.

4.3. Effect of Termination for Non-Satisfaction of Conditions Precedent to Closing. If this Agreement terminates or is terminated for non-satisfaction of the conditions precedent to the Closing and neither Party is in default under this Agreement, then all rights and obligations of the Parties under this Agreement shall terminate upon termination of this Agreement. If this Agreement terminates or is terminated for failure of fulfillment of the conditions precedent to the Closing and Buyer is in default and said termination occurs more than 60 days from the Effective Date, PDC shall not be obligated to refund the Earnest Money Payment. If this Agreement terminates or is terminated for failure of fulfillment of the conditions precedent to the Closing and PDC is in default then Buyer's sole remedy shall be the refund of the Earnest Money Payment. PDC shall not be subject to any other remedies, except as provided under section 12.4 below. If a Party is in default under this Agreement on the date this Agreement terminates or is terminated for non-satisfaction of the conditions precedent to Closing, then the rights and remedies accruing to the other Party under this Agreement as a result of such default shall survive termination of this Agreement.

5. CLOSING

5.1. Manner of Closing.

5.1.1. The Closing of the purchase and sale of the Property will occur in an escrow to be administered by the Escrow Agent.

5.1.2. The Parties agree to provide the Escrow Agent with escrow instructions (the "Escrow Instructions") consistent with the terms of this Agreement.

5.1.3. On the Closing Date, the Escrow Agent shall deliver or cause to be delivered the sums and documents pursuant to the Escrow Instructions. In the event that the Escrow Agent cannot, or refuses to, handle this transaction, the Parties shall appoint an escrow company mutually satisfactory to the Parties, which is licensed in the state of Oregon.

5.2. Closing Date. The closing shall occur on or before a date that is thirty (30) days after the date that PDC provides Buyer notice that an updated Title Report confirms the recording of the Vacation (the "Closing Date"), but in no event shall the Closing Date be earlier than October 1, 2014. Notwithstanding the foregoing, the Closing Date shall occur, if at all, on or before February 14, 2015 ("Outside Closing Date"). This Agreement and all rights and obligations of the Parties shall terminate if Closing does not occur by the Outside Closing Date. Buyer shall be entitled to an Extended Closing Date of no later than January 9, 2015, if, prior to the Closing Date, Buyer 1) provides evidence to PDC that the Purchase Price funding from Fundrise is not available by the then-scheduled Closing Date and 2) pays PDC an additional Fifty-Eight Thousand Dollars U.S. ($58,000)("Closing Extension Payment"). Said Closing Extension Payment shall be non-refundable but shall be a credit against the Purchase Price due at closing.

5.3. Payment of the Purchase Price. Subject to satisfaction of the Conditions Precedent to Closing set forth above, and subject to a credit for the Earnest Money Payment and the adjustments specified herein, at the Closing Buyer shall pay the Purchase Price to PDC in immediately available funds.

5.4. Conveyance by Deed. Subject to satisfaction of the Conditions Precedent to Closing set forth above and upon Buyer's compliance with the terms of Section 5.3 above, at the Closing PDC will convey the Property to Buyer by a Bargain and Sale Deed, substantially in the form attached hereto as Exhibit D (the "Deed"). The Deed may include all Permitted Exceptions and Final Permitted Exceptions.

5.5. Documents to Be Deposited Into Escrow by PDC. On or before the Closing Date, PDC shall deposit into Escrow all of the following:

5.5.1. An original Deed, duly executed and acknowledged by PDC.

5.5.2. An original certificate of non-foreign person duly executed by PDC and notarized in a form reasonably acceptable to Buyer.

5.5.3. Such documents as the Escrow Agent may require to establish the authority of PDC to complete the sale of the Property as contemplated by this Agreement, and to issue title insurance in the form required by Buyer.

5.5.4. Such documents as the Escrow Agent may require to complete the sale of the Property as contemplated by this Agreement.

5.6. Documents and Sums to Be Deposited Into Escrow by Buyer. On or before the Closing Date, Buyer shall deposit into Escrow such funds (by wire transfer) as are necessary to complete payment of the Purchase Price less the amount of the Earnest Money Payment and as adjusted for Buyer's share of the Closing costs and pro-rations as described in Section 5.7. Buyer shall also deposit into Escrow the following:

5.6.1. Such documents as the Escrow Agent may require to complete the sale of the Property as contemplated by this Agreement.

5.7. Prorations and Costs.

5.7.1. Closing Costs. The costs for recording a Memorandum of this Agreement (as hereinafter defined) and the Deed shall be shared equally by Buyer and PDC. The costs for recording any other documents required by Buyer to be recorded will be paid by Buyer. Each Party shall pay one-half (1/2) of any escrow fees charged by Ticor Title, 111 S.W. Columbia, suite 1000, Portland, Oregon 97201 (the "Escrow Agent"). The cost of the title insurance policy issued to Buyer shall be paid in accordance with

Section 2.8. All other Closing costs, if any, shall be allocated in accordance with the customary practice in Multnomah County.

5.7.2. Prorations of Taxes. All property taxes attributable to the year in which the Closing occurs shall be prorated and adjusted as of the Closing Date as an adjustment at the Closing (regardless of whether such taxes and special assessments are then due and payable or delinquent). Regular real property taxes payable during the year in which the Closing occurs and any rents or income applicable to the Property shall be prorated as of the Closing Date. Buyer shall pay property taxes on the Property beginning on the day following the Closing.

5.7.3. Special Taxes. Buyer assumes all responsibility for any special assessments, deferred taxes or other tax liabilities that are known or unknown to the Parties at Closing and that are payable or that may become payable at a future date

5.7.4. Utilities. PDC shall cause all meters for electricity, gas, water, sewer or other utility usage at the Property, if any, to be read on the Closing Date, and PDC shall pay all charges for such utility charges that have accrued on or prior to the Closing Date. If the utility companies are unable or refuse to read the meters on the Closing Date, all charges for such utility charges to the extent unpaid shall be prorated and adjusted as of the Closing Date based on the most recent bills therefor.

6. INFRASTRUCTURE, UTILITIES AND LAND CONDITION

6.1. Infrastructure Improvements. As part of the Project, Buyer, at its own cost, will design, construct, fund and obtain permits for all Infrastructure.

6.2. Site Preparation. As part of the Project, Buyer will, at its own cost, complete all necessary site preparation.

6.3. Utility Service. As part of the Project, Buyer shall install, connect, and upgrade new and existing utilities necessary to serve the Project.

6.4. Subsurface and Surface Conditions. Except as otherwise specifically set forth in this Agreement and in the conveyance documents executed by PDC at the Closing, PDC makes no warranties or representations that the soil conditions, Environmental Conditions or any other conditions of the Property or structures thereon are suitable for any improvements, including the Project. Buyer acknowledges that it has not relied on any verbal or other representations made by the PDC as to the soil conditions, Environmental Conditions or any other conditions of the Property. Buyer acknowledges that it has had free access to PDC's records with respect to the condition of the Property, specifically including the Environmental Due Diligence Reports.

7. DEVELOPMENT

7.1. Diligent Completion.

7.1.1. Subject to the terms and conditions of this Agreement, Buyer covenants that it will commence construction of the Project on or before the date that is three (3) years from the Effective Date (the

"Construction Commencement Deadline"). This covenant shall survive closing.

7.1.2. In no event shall Buyer commence construction unless and until PDC has approved the Project as being in conformance with the Burnside Bridgehead Framework Plan. Prior to the expiration of the Due Diligence Period, Buyer shall provide to PDC schematic designs for the Project and a development narrative (collectively "Schematic Design Documents"). PDC shall have ten (10) Business Days from receipt of the Schematic Design Documents to review the same solely to determine whether the Schematic Design Documents are consistent with the Framework Plan. If, within such 10-day period, PDC fails to notify Buyer in writing that the Schematic Design Documents are inconsistent with the Framework Plan, then the Schematic Design Documents shall be deemed to be consistent with the Framework Plan. If PDC reasonably believes that the Schematic Design Documents are inconsistent with the Framework Plan, PDC's written notice to Buyer shall state with specificity the inconsistencies. If such notice is timely delivered to Buyer, Buyer and PDC shall work cooperatively and collaboratively to enable Buyer to revise the Schematic Design Documents to be consistent with the Framework Plan.

7.1.3. As used in this Agreement, "commence construction," "commenced construction" and words of similar import shall mean the date on which Buyer has begun, or has caused a contractor to begin, mass excavation, grading, utility, foundation or other major, related construction work on the Property.

7.2. Inspection and Property Access. Before Closing, PDC will allow Buyer and/or Buyer's employees, agents and consultants to enter upon the Property in reasonable furtherance of the transaction contemplated in this Agreement pursuant to the Permit of Entry.

7.3. Safety Matters and Indemnification.

7.3.1. Safety. Buyer shall comply with all safety laws and take all reasonable safety measures necessary to protect its employees, if any, from injury or damage caused by or resulting from the performance of its construction.

7.3.2. Indemnity from Liens. Buyer shall indemnify, defend (at PDC's request) and hold harmless PDC, and its successors and assigns, from and against all claims, costs, expenses, losses, damages and liabilities whatsoever arising from or in connection with any mechanics', materialmen's, laborers' or other construction or statutory liens filed against any portion of the Property or the Project or arising from or related to construction on the Property or the Project performed by or at the request of Buyer or Buyer's contractors or agents prior to the expiration of the Repurchase Period. The indemnity set forth in this Section shall survive the Closing and any termination of this Agreement.

7.4. Liens. If any statutory lien shall be filed after PDC's conveyance of the Property to Buyer against any portion of the Project, Buyer shall, within thirty (30) days after the filing thereof, take commercially reasonable action that is necessary and proper (including posting a bond or a cash deposit and taking such further action as may be required by the Oregon Construction Lien Law), so that the Project shall thereafter be entirely free of the lien. Alternatively, Buyer may elect to leave the lien of record and to contest its validity, amount or applicability by appropriate legal proceedings, but only if Buyer shall, within the 30-day period following the filing of the lien, furnish an indemnity against such lien in an amount and form satisfactory to induce the title insurance company which insured title to the Property to insure over such lien or to reissue or update its existing policy, binder or commitment without showing any title exception by reason of such lien; *provided, further*, that in such event such legal proceedings shall be finally concluded (so that no further appeal may be taken) adversely to Buyer, Buyer shall within thirty (30) days thereafter cause the lien to be discharged of record.

7.5. Compliance with Laws and Use Restrictions. Buyer shall comply with, or cause the Project to comply with, all laws, ordinances, statutes, rules, regulations, orders, injunctions, or decrees of any government agency or instrumentality applicable to Buyer, the Project, or the operation thereof.

7.5.1 After the Closing Date, the Buyer shall maintain the Propery in a neat, clean and vacant condition not inconsistent with the condition at the time of the Closing Date. The Property, for purposes of this section, shall also include the sidewalks adjacent and curbs not otherwise the responsibiltiy of the City. (PDC's goal is to promote a good relationship with neighboring properies, but also to ensure that the high visibility of the Property reflects a positive image to the public.)

At a minimum, Buyer shall comply with the standards set forth in the City of Portland's Property Maintenance Code, Title 29. (Chapter 29.20.010, Outdoor Maintenance Requirements) Grass and weed shall not be allowed to exceed 10 inches in height. The Buyer shall not allow the accummulation of any debris on the Property of any kind particularly that which would be visible to neighboring property or to adjacent traffic. Buyer shall not store of allow to be stored any vehicles, material or other personal property on the Property except within 3 months of the planned commencement of construction. Buyer shall maintain the sidewalk areas, including any plantings in a neat and clean manner. Any plantings that die or are unsightly shall be replaced. Buyer shall arrange for a minimum weekly inspection of the Property to ensure that the provisions of this section are not violated.Buyer shall not erect fences or signs or other alternations without PDC's prior written approval. PDC shall provide such approval in the case of site alterations that are in direct support of the commencement of construction and that are within 3 months of the commencement of construction. PDC may monitor the Property. If PDC determines that a violation of this section has persisted for more than 7 days then PDC shall provide notice to Buyer of said violation. PDC may, in addition to the notice, elect to enter and remedy the condition so as to bring the Property into compliance with this section. Buyer shall reimburse PDC for all costs associated with PDCs remedy of site conditions. This section shall operate to grant PDC a right of reentry following the Closing.

7.6. Survival. This Section 7 shall survive the Closing until termination of PDC's Repurchase Right in accordance with Section 12.3.1.

8. ENVIRONMENTAL CONDITION OF THE PROPERTY AND PARTIES' RESPONSIBILITIES

8.1. Environmental Due Diligence Reports. Buyer acknowledges receipt of copies of the Environmental Due Diligence Reports provided earlier by PDC.

8.2. Environmental Site Assessment. Within the first 30 days of the Effective Date, Buyer shall cause the completion of a Phase I Environmental Site Assessment of the Property in conformance with the ASTM E 1527-05 process and also in compliance with the United States Environmental Protection Agency All Appropriate Inquiries (40 CFR Part 312). Upon completion of the Phase I Environmental Assessment, Buyer shall provide a copy of the report to PDC promptly after Buyer's receipt thereof. If Buyer seeks a Phase II Environmental investigation or any investigation that would include the disturbance, sampling or lab analysis of soils or other site conditions (all of which shall be considered "Phase II Work"), then Buyer shall first prepare an Environmental Phase II Work plan or statement of work and submit that plan to PDC for review and approval. Buyer shall not commence or cause to commence any Phase II Work without first receiving a written consent from PDC to proceed with Phase II Work. In the event that Phase II Work consent is provided by PDC then Buyer agrees to coordinate with PDC any Phase II Work that may occur. PDC shall be provided a copy of any results of the Phase II Work at the same time as the results are provided to Buyer, including any interim written or verbal results. If the interim reports suggest that incremental environmental remediation costs may exceed $100,000 then PDC may elect to cease any further Phase II Work, Return the Earnest Money Payment to Buyer and terminate this Agreement.

8.3. Potential Price Adjustment for Incremental Environmental Costs. If the Buyer is compelled to construct underground parking by City permitting authority and Phase II Work generates a cost estimate for incremental environmental costs associated with such excavation that is greater than $50,000 then the Purchase Price shall be adjusted as follows: PDC shall be responsible for 50% of such incremental environmental costs up to a total PDC responsibility of $30,000. Buyer shall provide PDC a cost estimate of such incremental environmental costs at least thirty (30) days prior to Closing. The PDC responsibility for incremental environmental costs, if any, may be recognized as a Buyer's credit against the Purchase Price due at Closing. For purposes of this section, "Incremental Environmental Costs" shall mean costs that reflect the difference between the excavation, handling and disposal of clean soil and the excavation, handling and disposal of soils impacted by Hazardous Substances and the cost estimate provided to PDC shall demonstrate such difference.

9. ASSIGNMENT AND TRANSFER PROVISIONS

9.1. Restrictions on Transfer of the Property and Assignment of the Agreement.

9.1.1. Buyer shall not partially or wholly transfer or dispose of or agree to transfer or dispose of the Property, the Project, or Buyer's interest in this Agreement without the prior written approval of the PDC, which may be withheld in PDC's reasonable discretion;

9.1.2. Notwithstanding Section 9.1.1 above, and provided that Buyer provides PDC with copies of all agreements related to an intended transfer at least ten (10) Business Days prior to the effective date of the proposed transfer, and any other information reasonably necessary for PDC to determine whether such transfer complies with the requirements of this Agreement, PDC hereby consents to: An assignment of Buyer's rights under this Agreement and interest in the Property (which interest will remain subject to the terms and conditions of this Agreement) to a partnership, limited liability company or limited partnership (any of which shall be for purposes of this section the "Assignee") provided that 1) Buyer holds a Controlling Ownership Interest in the Assignee, 2) Buyer is the manager or general partner of such Assignee and 3) Buyer retains control of the operations of the Assignee.

9.1.3. For purposes of section 9.1.2 above, "Controlling Ownership Interest" means the Buyer, in the form of a single identified person or entity, is in a position to control all the decisions of the Assignee to which Buyer's rights are assigned. The Buyer must, as the manager or general partner of the Assignee, be able to take any and all actions on behalf of the Assignee without the approval of any other member or shareholder. Nor may a veto or vote to oppose Buyer by any other member or partner of the Assignee be allowed to defeat the actions of Buyer as manager or general partner of the Assignee.

9.1.4. Notwithstanding an assignment under this section, Buyer shall remain fully responsible to PDC for performance of all elements of this Agreement.

9.1.5. Buyer shall arrange for, and any intended assignment under this section shall be conditioned upon, the Assignee's assumption of all obligations and duties under this Agreement.

9.2. Approved Transfers. Notwithstanding Section 9.1.1 above, and provided that Buyer provides PDC with copies of all agreements related to the transfer at least ten (10) ten (10 Business Days prior to the effective date of the proposed transfer, and any other information reasonably necessary for PDC to determine whether such transfer complies with the requirements of this Agreement, PDC hereby consents to:

9.3. Any Mortgage, including any assignment of rights under this Agreement to any Mortgagee, as reasonably approved by PDC in writing.

9.3.1. Once Buyer has commenced construction, a transfer of any and all rights to the Property is permitted if PDC has previously been provided sixty (60) days written notice and evidence that the entity to which Buyer is transferring intends to construct and is capable of constructing the Project in substantial accord with Buyer's Schematic Design and in accord with the Redevelopment Plan.

10. CONTINUING COVENANTS SURVIVING TERMINATION OF AGREEMENT OR COMPLETION OF CONSTRUCTION

10.1. Surviving Sections. In addition to any section that is otherwise identified as surviving closing and particularly those that benefit PDC's repurchase rights herein, the following Sections of this Agreement shall survive and remain in effect for the periods identified in this Agreement and shall not be deemed to have merged into the Deed: Section 2.5 (AS IS); Section 3 (REPRESENTATIONS); Section 7 (DEVELOPMENT); Section 8.3 (INDEMNIFICATION); and Section 12.3 (DEFAULT AND REMEDIES).

11. MORTGAGEE PROTECTION PROVISIONS

11.1. Effect of Revesting on Mortgages. Any right to repurchase the Property in PDC pursuant to this Agreement shall always be subordinate to, subject to and limited by, and shall not defeat, render invalid, or limit in any way, except as expressly set forth herein, any Mortgage if such Mortgage was used exclusively to fund part or all of the Purchase Price or a construction loan to further the Project.

11.2. Mortgagee Not Obligated To Construct. Notwithstanding any of the provisions of the Agreement, except the covenants set forth in the Deed, a Mortgagee or its designee for purposes of acquiring title at foreclosure shall in no way be obligated by the provisions of this Agreement to construct or complete the Project or to guarantee such construction or completion.

11.3. Copy of Notice of Default to Mortgagee. If PDC delivers a notice or demand to Buyer with respect to Buyer's breach of this Agreement, PDC may at the same time send a copy of such notice or demand to each Mortgagee approved by PDC, at the last address of such holder shown in the records of PDC. Failure of PDC to send a copy of such notice or demand to a Mortgagee shall not prevent or limit in any way PDC's rights and remedies under this Agreement or create any liability for PDC.

11.4. Mortgagee's Options to Cure Defaults. After Buyer's default of this Agreement and if Buyer fails to cure or remedy said default within the required time period, then each Mortgagee shall have thirty (30) days after passage of the latest date for Buyer's cure or remedy of the default or longer if the default cannot reasonably be cured within such 30-day period and Mortgagee is diligently pursuing such cure or remedy, to cure or remedy the default itself, if cure or remedy thereof is permitted by this Agreement. If a Mortgagee does cure or remedy the default, the Mortgagee may add the cost thereof to the Mortgage debt and the lien of its Mortgage, if permitted by its loan documents. If the default is with respect to construction of the Project, nothing contained in this Agreement shall be deemed to prohibit such Mortgagee, either before or after foreclosure or action in lieu thereof, from undertaking or continuing the construction or completion of the improvements, provided that the Mortgagee notifies PDC in writing of its intention to complete the Project.

11.5. Amendments Requested by Mortgagee. PDC may execute amendments to this Agreement or separate agreements to the extent reasonably requested by a Mortgagee proposing to make a loan to Buyer secured by a security interest in all or any part of the Property or the Project, provided that such proposed amendments or other agreements do not materially and adversely affect the rights of PDC or its interest in the Property.

12. DEFAULT AND REMEDIES

12.1. Default and Cure.

12.1.1 Default By Buyer. Buyer shall be in default under this Agreement if Buyer breaches a material provision of this Agreement, whether by action or inaction, and such breach continues and is not remedied within forty-five (45) days after Buyer receives written notice from PDC specifying the breach. Buyer shall also be in default under this Agreement if Buyer makes an assignment for the benefit of creditors, or is adjudicated a bankrupt, or has a receiver, trustee or creditor's committee appointed over it or the Property.

12.1.2 Default by PDC. PDC shall be in default under this Agreement if PDC breaches a material provision of this Agreement, whether by action or inaction, and such breach continues and is not remedied within forty-five (45) days after PDC receives written notice from Buyer specifying the breach.

12.2. PDC's Pre-Conveyance Remedies.

12.2.1. If a Buyer default occurs before the Property is conveyed to Buyer, and the Earnest Money Refund Period has passed, PDC, as its sole and exclusive remedy, may terminate this Agreement by written notice to Buyer and retain the Earnest Money Payment. **BUYER AND PDC HEREBY ACKNOWLEDGE AND AGREE THAT PDC'S DAMAGES IN THE EVENT OF SUCH A BREACH OF THIS AGREEMENT BY BUYER WOULD BE DIFFICULT OR IMPOSSIBLE TO DETERMINE, THAT THE AMOUNT OF THE EARNEST MONEY PAYMENT PLUS ANY ACCRUED INTEREST THEREON IS THE PARTIES' BEST AND MOST ACCURATE ESTIMATE OF THE DAMAGES PDC WOULD SUFFER IN THE EVENT THE TRANSACTION PROVIDED FOR IN THIS AGREEMENT FAILS TO CLOSE, AND THAT SUCH ESTIMATE IS REASONABLE UNDER THE CIRCUMSTANCES EXISTING ON THE DATE OF THIS AGREEMENT**

12.2.2. If PDC terminates this Agreement as provided in this Section, then Buyer shall deliver to PDC within thirty (30) days after termination, copies of all engineering documents and environmental documents pertaining to the physical condition of the Property prepared by third party consultants, and which Buyer is authorized to release; *provided, however*, that such documents and other materials will be provided to PDC without representation or warranty of any kind. PDC may use any of the foregoing documents in any manner that PDC deems appropriate with the consent of any party having approval rights thereunder. PDC shall pay no compensation to Buyer for the foregoing Project documents.

12.3. PDC's Post-Conveyance Remedies.

12.3.1. If Buyer fails to commence construction (as defined in Section 7.1.3) on or before the Construction Commencement Deadline, then PDC shall have the right to repurchase the Property (the "Repurchase Right"). If PDC exercises the Repurchase Right it shall pay Buyer the Repurchase Price (defined below). PDC's exercise of the Repurchase Right shall be by delivery of written notice to Buyer by a date that is not more than thirty (30) Business Days after the Construction Commencement Deadline. The period between the Closing of PDC's conveyance to Buyer and thirty (30) Business Days after the Construction Commencement Deadline shall be the "Repurchase Period". PDC's Repurchase Right shall automatically terminate and be of no further effect on the date the Buyer commences construction of the Project within the Repurchase Period.

12.3.2. In the event that PDC exercises the Repurchase Right and deposits to escrow the Repurchase Price the Buyer shall, within 30 days of receipt of the written notice of Repurchase Right, deposit a Bargain and Sale Deed to escrow with instructions to immediately record a conveyance to PDC conditioned only upon release of the Repurchase Price.

12.3.3. Buyer shall deliver to PDC within thirty (30) days after PDC's notice of exercise of the Repurchase Right, copies of all engineering documents and environmental documents pertaining to the physical condition of the Property by third party consultants, and which Buyer is authorized to release; *provided, however*, that such documents and other materials will be provided to PDC without representation or warranty of any kind. PDC may use any of the foregoing documents in any manner that PDC deems appropriate with the consent of any party having approval rights thereunder. As used in this Agreement, "Repurchase Price" means ONE MILLION ONE HUNDRED SIXTY THOUSAND DOLLARS U.S. ($1,160,000 U.S.). However if, on the date of closing on a conveyance from Buyer to PDC following exercise of PDC's Repurchase Rights, there exist any new liens, claims or third party rights, liabilities or other encumbrances or apparent negative impacts to the Property which did not exist on the date PDC conveyed to Buyer, then the Repurchase Price shall be reduced by: (i) the recorded principal sums of any such liens, claims or third party rights or liabilities and, (ii) as to any encumbrances or apparent negative impacts not otherwise stated of record, the apparent market value impact of same to the Property as determined by an appraisal thereof.

12.3.4. This Section 12.3 shall survive the Closing until termination of PDC's Repurchase Right.

12.4. Buyer's Pre-Conveyance Remedies. If a PDC default (as described in Section 12.1.2) occurs before PDC conveys the Property to Buyer and all cure periods have elapsed, Buyer may terminate this Agreement by written notice to PDC, in which event the Earnest Money Payment, and Closing Extension Payment if any, shall be immediately returned to Buyer. PDC shall not be subject to any other remedies including any other equitable remedies such as specific performance. However, notwithstanding the forgoing, in addition to termination and return of the Earnest Money Payment and Closing Extension Payment, if any, the Buyer shall also be entitled to a payment from PDC in an amount of $30,000 if PDC takes affirmative action to default under section 12.1.2 above and, as a direct result, Buyer elects to terminate this Agreement.

12.5. Buyer Unavoidable Delay.

12.5.1. Neither a Party nor a Party's successor in interest shall be considered in breach of or in default with respect to any obligation under this Agreement if the delay in performance of such obligation ("Unavoidable Delay") is a result of conditions unforeseeable, beyond the Party's reasonable control, and without the Party's fault or negligence, including, without limitation, events such as natural disasters (fire, flood, earthquake, storm, hurricane, or unusually severe weather), war, invasion, hostilities, terrorist activities, epidemic, quarantine, blockage, embargo, labor dispute, strike, malicious mischief and explosion.

12.5.2. A Party asserting an Unavoidable Delay as an excuse for failure to perform the Party's obligation must, within sixty (60) days after the Party becomes actually aware of the causes of any such Unavoidable Delay, notify the other Party in writing of the cause or causes of the delay and estimated time of correction. The Party must thereafter make commercially reasonable efforts to resume performance of the delayed obligation.

12.5.3. Unavoidable Delay will extend the time or times for performance of the Party's obligation for the period of the Unavoidable Delay. In no event will the time or times for performance of an obligation be extended for more than 90 days in the aggregate.

13. MISCELLANEOUS PROVISIONS

13.1. PDC Project Manager. For the purposes of managing the implementation of the provisions of this Agreement on behalf of PDC, PDC shall designate a Project Manager. At the Effective Date, the Project Manager is Eric Jacobson.

13.2. Discrimination. Buyer, for itself and its successor and assigns, agrees that, during the construction of the Project, Buyer will not discriminate against any employee or applicant for employment because of race, color, religion, age, gender, sexual orientation or national origin.

13.3. Notice. Any notice or communication under this Agreement by either Party to the other shall be deemed given and delivered on the earlier of actual delivery or refusal to accept delivery thereof if sent by one of the following means with all applicable delivery and postage charges prepaid: (a) registered or certified U.S. mail, postage prepaid, return receipt requested; (b) personal delivery; or (c) if simultaneously delivered by another means allowed hereunder, e-mail, with receipt of confirmation that such transmission has been received.

In the case of a notice or communication to Buyer, addressed as follows:

Kevin Cavenaugh

With a copy to:

Brad Miller
Ball Janik LLP
101 SW Main Street, Suite 1100
Portland, Oregon 97204

In the case of a notice or communication to PDC, addressed as follows:

Portland Development Commission
Attn: Eric Jacobson
222 NW 5th Ave.
Portland, OR 97209
Email: jacobsone@PDC.us

With a copy to:

Portland Development Commission
Attn: General Counsel
222 NW 5th Ave.
Portland, OR 97209
Email: iversone@pdc.us

or addressed in such other way in respect to either Party as that Party may, from time to time, designate in writing dispatched as provided in this section. Notices may be give by counsel to a Party.

If either Party's notice contact person or address changes, that Party shall provide the other Party with the updated contact information.

13.4. Merger. This section is intentionally reserved.

13.5. Headings. Titles of the sections of this Agreement are inserted for convenience of reference only and shall be disregarded in construing or interpreting any of its provisions.

13.6. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, and such counterparts shall constitute one and the same instrument.

13.7. Waivers. No waiver made by either Party with respect to the performance, or manner or time thereof, of any obligation of the other Party or any condition inuring to its benefit under this Agreement shall be considered a waiver of any other rights of the Party making the waiver. No waiver by PDC or Buyer of any provision of this Agreement or any breach thereof, shall be of any force or effect unless in writing and no such waiver shall be construed to be a continuing waiver.

13.8. Attorneys' Fees. Except at limited elsewhere in this Agreement, if a suit, action, arbitration, or other proceeding of any nature whatsoever, including, without limitation, any proceeding under U.S. Bankruptcy Code, is instituted to interpret or enforce any provision of this Agreement, or with respect to any dispute relating to this Agreement, including, without limitation, any action in which a declaration of rights is sought or an action for rescission, the prevailing or non-defaulting party shall be entitled to recover from the losing or defaulting party its reasonable attorneys', paralegals', accountants', and other experts' fees and all other fees, costs and expenses actually incurred and reasonably necessary in connection therewith, as determined by the judge at trial or on any appeal in addition to all other amounts provided by law. This provision shall cover costs and attorney fees related to or with respect to proceedings in Federal Bankruptcy Courts, including those related to issues unique to bankruptcy law.

13.9. Governing Law, Venue, Consent to Jurisdiction. This Agreement shall be governed by Oregon law, without regard to principles of conflicts of law. Any action or suit to enforce or construe any provision of this Agreement by any Party must be brought in the Circuit Court of the State of Oregon for Multnomah County or, if the action or suit must be brought in a federal forum, the United States District Court for the District of Oregon in Portland, Oregon. Each Party, by execution of this Agreement, hereby consents to the *in personam* jurisdiction of said courts.

13.10. Calculation of Time. Except where designated otherwise such as "business days", All periods of time referred to herein shall include Saturdays, Sundays, and legal holidays in the state of Oregon, except that if the last day of any period falls on any Saturday, Sunday or legal holiday, the period shall be extended to include the next day which is not a Saturday, Sunday or legal holiday.

13.11. Construction. In construing this Agreement, singular pronouns shall be taken to mean and include the plural and the masculine pronoun shall be taken to mean and include the feminine and the neuter, as the context may require.

13.12. Legal Purpose. Buyer agrees to use the Project solely for lawful purposes.

13.13. Severability. If any clause, sentence or any other portion of the terms and conditions of this Agreement becomes illegal, null or void for any reason, the remaining portions will remain in full force and effect to the fullest extent permitted by law.

13.14. Entire Agreement. This Agreement and its exhibits are the entire agreement between the Parties with regard to the disposition and development of the Property. There is no other oral or written agreement between the Parties with regard to this subject matter. There are no oral or written representations or warranties made by either Party, implied or express, other than those contained in this Agreement.

13.14.1. Amendments and Modifications. Any modifications to this Agreement must be made in writing and executed by all Parties, with the approval of the Board of PDC, if required. Notwithstanding this general requirement, the PDC Executive Director may approve modifications to this Agreement without new Board approval under his delegated authority

13.15. Successors and Assigns. Subject to the provisions of Section 10.1, the benefits conferred by this Agreement, and the obligations assumed thereunder, shall inure to the benefit of and bind the successors and permitted assigns of the Parties.

13.16. No Partnership. Nothing contained in this Agreement or any acts of the Parties hereby shall be deemed or construed by the Parties, or by any third person, to create the relationship of principal and agent, or of partnership, or of joint venture, or any association between any of the Parties other than that of independent contracting parties.

13.17. Non-waiver of Government Rights. By making this Agreement and delivery of the Deed, PDC is not obligating or limiting itself, the City, or any other agency with respect to any discretionary action relating to development or operation of the improvements to be constructed on the Property, including, but not limited to actions for rezoning, variances, environmental clearances or any other governmental approvals which are or may be required or sought, except as expressly set forth herein.

13.18. Approvals. Where this Agreement requires the approval of PDC, PDC will approve or disapprove in writing within thirty (30) days after receipt of the material to be approved, except where a longer or shorter time period is specifically provided to the contrary. Any disapproval shall state the reasons for such disapproval.

13.19. Time of Essence. Time is of the essence in this Agreement. However, if either Party fails to fulfill an obligation under this Agreement, such Party shall not be deemed to be in default until notice of such failure has been given in accordance with Section 12.1 and the applicable cure period has passed without cure of the failure.

13.20. No Third-Party Beneficiary Rights. No person not a party to this Agreement is an intended beneficiary of this Agreement, and no person not a party to this Agreement shall have any right to enforce any term of this Agreement.

13.21. Recording of Memorandum of Agreement. PDC shall record a memorandum of this Agreement ("Memorandum of Agreement") within ten (10) days after the Effective Date. The form of the Memorandum of Agreement is attached as Exhibit F to this Agreement. Buyer shall immediately tender to PDC a release of the Memorandum of Agreement and, if applicable, a reconveyance to PDC upon any breach and failure to cure event or in the event of termination of this instrument. The form of the release or reconveyance shall be in accord with that which Escrow Agent deems necessary to clear title of the Memorandum of Agreement and shall not be limited by the terms "release" or "reconveyance." When PDC's Repurchase Right expires or if the Agreement is terminated, the Parties shall cooperate to promptly record a release or reconveyance or Amended Memorandum of Agreement to reflect the surviving covenants of this Agreement, if any.

13.22. Incorporation. The exhibits attached to this Agreement are incorporated into and made a part of this Agreement, and the recitals set forth at the beginning of this Agreement are incorporated into the body of this Agreement as if fully set forth herein.

13.23. STATUTORY WARNING. THE PROPERTY DESCRIBED IN THIS INSTRUMENT MAY NOT BE WITHIN A FIRE PROTECTION DISTRICT PROTECTING STRUCTURES. THE PROPERTY IS SUBJECT TO LAND USE LAWS AND REGULATIONS THAT, IN FARM OR FOREST ZONES, MAY NOT AUTHORIZE CONSTRUCTION OR SITING OF A RESIDENCE AND THAT LIMIT LAWSUITS AGAINST FARMING OR FOREST PRACTICES, AS DEFINED IN ORS 30.930, IN ALL ZONES. BEFORE SIGNING OR ACCEPTING THIS INSTRUMENT, THE PERSON TRANSFERRING FEE TITLE SHOULD INQUIRE ABOUT THE PERSON'S RIGHTS, IF ANY, UNDER ORS 195.300, 195.301 AND 195.305 TO 195.336 AND SECTIONS 5 TO 11, CHAPTER 424, OREGON LAWS 2007, SECTIONS 2 TO 9 AND 17, CHAPTER 855, OREGON LAWS 2009, AND SECTIONS 2 TO 7, CHAPTER 8, OREGON LAWS 2010. BEFORE SIGNING OR ACCEPTING THIS INSTRUMENT, THE PERSON ACQUIRING FEE TITLE TO THE PROPERTY SHOULD CHECK WITH THE APPROPRIATE CITY OR COUNTY PLANNING DEPARTMENT TO VERIFY THAT THE UNIT OF LAND BEING TRANSFERRED IS A LAWFULLY ESTABLISHED LOT OR PARCEL, AS DEFINED IN ORS 92.010 OR 215.010, TO VERIFY THE APPROVED USES OF THE LOT OR PARCEL, TO VERIFY THE EXISTENCE OF FIRE PROTECTION FOR STRUCTURES AND TO INQUIRE ABOUT THE RIGHTS OF NEIGHBORING PROPERTY OWNERS, IF ANY, UNDER ORS 195.300, 195.301 AND 195.305 TO 195.336 AND SECTIONS 5 TO 11, CHAPTER 424, OREGON LAWS 2007, SECTIONS 2 TO 9 AND 17, CHAPTER 855, OREGON LAWS 2009, AND SECTIONS 2 TO 7, CHAPTER 8, OREGON LAWS 2010.

(signatures appear on the following page)

Executed in multiple counterparts as of the Effective Date.

PDC:

CITY OF PORTLAND, a municipal corporation in the State of Oregon, acting by and through the Portland Development Commission as the duly designated Urban Renewal Agency of the City of Portland.

By: 
Patrick Quinton, Executive Director

APPROVED AS TO FORM:



BUYER:



MANAGER,
THE FAIR-HAIRED DUMBBELL LLC
04/23/14

{00147317;6}

EXHIBITS

Exhibit A.	Definitions
Exhibit B.	B-1 Legal Description
	B-2 Depiction of Property
Exhibit C.	Form of Permit of Entry
Exhibit D.	Form of Bargain and Sale Deed
Exhibit E.	Vacation Description
Exhibit F.	Form of Memorandum of Agreement

EXHIBIT A

DEFINITIONS

The following words and phrases have the designated meanings in this Agreement:

1. **"Agreement"** has the meaning set forth in the caption of this Agreement.

2. **"Board"** means the PDC Board of Commissioners.

3. **"Business Days"** means any weekday that is not a Saturday, Sunday or legal holiday in the State of Oregon.

4. **"City"** means the municipal corporation of the City of Portland, Oregon and its constituent bureaus and agencies, except PDC.

5. **"Closing"** means the transfer of any portion of the Property to Buyer by PDC by recording of the Deed and handling of all other necessary documentation by the Escrow Agent.

6. **"Closing Date"** has the meaning set forth in Section 5.2.

7. **"Construction Commencement Deadline"** has the meaning set forth in Section 7.1.3.

8. **"Deed"** has the meaning set forth in Section 5.4.

9. "**DEQ**" means the Oregon Department of Environmental Quality.

10. "**Buyer**" has the meaning set forth in the introductory paragraph of this Agreement.

11. **"Due Diligence Materials"** has the meaning set forth in Section 2.6.2.

12. .**"Due Diligence Period"** has the meaning set forth in Section 2.6.2.

13. **"Effective Date"** has the meaning set forth in the introductory paragraph of this Agreement.

14. **"Environmental Conditions"** means the physical condition of the Property as measured by the standards of the Environmental Laws. Environmental Conditions do not include de minimis conditions that generally do not present a threat to human health or the environment and that generally would not be the subject of an enforcement action if brought to the attention of appropriate governmental agencies.

15. **"Environmental Due Diligence Reports"** means reports of investigations performed as part of environmental due diligence, which may include Phase 1, Phase 2 and Hazardous Building Site Assessments and reports that PDC has completed or PDC has in its possession, completed by others.

16. **"Environmental Laws"** means all federal, state and local laws, ordinances, rules and regulations relating to the protection or regulation of the environment that apply to the Property or the Project, including without limitation, Chapter 466 of the Oregon Revised Statutes, Chapter 341 of the Oregon Administrative Rules, RCRA (as defined in the definition of Hazardous Substances,

below), CERCLA (defined in the definition of Hazardous Substances, below), the Safe Drinking Water Act, the Clean Air Act, the Clean Water Act, and the Toxic Substances Control Act.

17. **"Escrow Agent"** has the meaning set forth in Section 5.1.1.

18. **"Earnest Money Payment"** has the meaning set forth in Section 2.3.

19. **"Escrow Instructions"** has the meaning set forth in Section 5.1.2.

20. **"Final Permitted Exceptions"** has the meaning set forth in Section 2.7.2.

21. "**Hazardous Substances**" means any pollutant, dangerous substance, toxic substance, asbestos, petroleum, petroleum product, hazardous waste, hazardous materials or hazardous substance as defined in or regulated by Chapter 466 of the Oregon Revised Statutes, the Resource Conservation Recovery Act, as amended, 42 USC Section 6901, et seq. ("RCRA"), the Comprehensive Environmental Response, Compensation and Liability Act, as amended, 42 USC Section 9601, et seq. ("CERCLA"), or any other Environmental Law.

22. **"Infrastructure"** means public streets, sidewalks, alleys, and driveway approaches, connections to garages, planting street trees and grass in planting strips, stormwater mitigation, street and parking lot lighting, construction and connection of the Project to abutting potable water and sewer and storm sewer mains, connecting the Project to gas and electric and other necessary utility services, and all permitting for any of the above.

23. **"Land"** has the meaning set forth in Section 2.2.

24. **"Laws"** has the meaning set forth in Section 3.1.6.

25. **"Memorandum of Agreement"** has the meaning set forth in Section 13.21.

26. **"Mortgage"** means a mortgage, deed of trust or master lease against the Property (or any portion thereof) to finance the Project recorded in the real property records of Multnomah County, Oregon.

27. **"Mortgagee"** means the holder of any Mortgage, including a master lease and trust deed, together with any successor or assignee of such holder. The term "Mortgagee" shall include any Mortgagee as owner of the Property or any part thereof as a result of foreclosure proceedings, or action in lieu thereof, or any insurer or guarantor of any obligation or condition secured by a Mortgage but shall not include (a) any other person or entity who thereafter obtains title to the Property or such part from or through a Mortgagee or (b) any other purchaser at foreclosure sale.

28. **"Party"** and **"Parties"** have the meanings set forth in the introductory paragraph of this Agreement.

29. **"PDC"** has the meaning set forth in the introductory paragraph of this Agreement.

30. **"PDC's knowledge"** means the actual current knowledge of the PDC Project Manager, without any duty of inquiry or investigation.

31. **"Permit of Entry"** has the meaning set forth in Section 2.6.1.

32. **"Permitted Exceptions"** has the meaning set forth in Section 2.7.1.

33. **"Principals"** means Kevin Cavenaugh.

34. **"Project"** has the meaning set forth in Recital C.

35. **"Purchase Price"** has the meaning set forth Section 2.4.

36. **"Release"** means releasing, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, disposing or dumping of Hazardous Substances in violation of Environmental Laws.

37. **"Repurchase Period"** has the meaning set forth in Section 12.3.1.

38. **"Repurchase Price"** has the meaning set forth in Section 12.3.3.

39. **"Repurchase Right"** has the meaning set forth in Section 12.3.1.

40. **"Schematic Design Documents"** has the meaning set forth in Section 7.1.2.

41. **"Seller Response Period"** has the meaning set forth in Section 2.7.1.

42. **"Title Report"** has the meaning set forth in Section 2.7.1.

43. **"Unavoidable Delay"** has the meaning set forth in Section 12.5.1.

44. **"URA"** has the meaning set forth in Recital A.

45. **"Urban Renewal Plan"** has the meaning set forth in Recital A.

EXHIBIT B-1

LEGAL DESCRIPTION

Lots 5, 6, 7 and 8, Block 76, EAST PORTLAND, in the City of Portland, County of Multnomah and State of Oregon.

EXCEPTING THEREFROM any portion of the above described properties heretofore taken for the widening of public streets or highways.

AND FURTHER EXCEPT, those portions taken for public street purposes, recorded April 16, 2009, Fee No. 2009-051595

<u>**EXHIBIT B-2**</u>

DEPICTION OF PROPERTY



NE Davis Street
NE 2nd Avenue
NE 3rd Avenue
NE Couch Street
NE MLK Jr., Blvd.
Block 76E
East Burnside Street

<u>**EXHIBIT C**</u>

FORM OF PERMIT OF ENTRY


PDC
PORTLAND
DEVELOPMENT
COMMISSION
www.pdc.us

PERMIT OF ENTRY

THIS REVOCABLE PERMIT OF ENTRY, hereafter called "Permit" is hereby granted by the City of Portland acting by and through the Portland Development Commission, the duly designated urban renewal agency (hereafter called the "Commission"), to ______________ (hereinafter referred to as "Permittee") for the temporary and intermittent use of Commission-owned Property known as "BLOCK 76E" of the Burnside Bridgehead Site and located at ____ (the "Property") for the purpose of conducting intermittent due diligence investigations, studies and tests as further described below, subject to the following terms and conditions:

1. Section 1. Location, Activities and Maintenance of Property

1.1 Permittee and its contractors and consultants are hereby permitted to enter upon and use that certain real property at __________________________ commonly known as Burnside Bridgehead Block 76E. ("Property"). The Property and area of use is depicted on the attached <u>Exhibit "A"</u>.

1.2 Permittee and its contractors and consultants are may intermittently enter onto and use the Property only for conducting due diligence investigations tests, and studies pursuant to that certain Agreement for Purchase and Sale of Property dated _______________ (the "Agreement").

1.3 **Permittee shall maintain and keep the Property in as clean and orderly a condition as exists on the date Permittee first enters the Property.**

1.4 Permittee shall, upon completion of its activities restore the Property to the same or better condition as that existing immediately prior to its entry upon the Property. If restoration is impossible Permittee shall compensate Commission for any physical damage to the Property in the amount the Commission may reasonably determine.

1.5 Permittee's use of and entry upon the Property shall be without expense of any kind (direct or indirect) whatsoever to Commission. Permittee shall be solely responsible for all maintenance and operating costs, if any, that result from its use of the Property. Should the

Commission incur costs as a result of Permittee's temporary use of the Property, Permittee shall reimburse the Commission promptly upon the presentation of billing and reasonable documentation of such expense.

1.6 The Commission, its agents, employees and representatives may at any reasonable time, enter into or upon the Property for the purposes of examining the condition thereof, or for any other lawful purpose.

2. Section 2. Insurance and Indemnification

2.1 Permittee shall obtain, maintain, and keep during the Term of this Permit comprehensive general liability insurance written on an "occurrence" basis. Such insurance shall be in the amount of not less than $1,000,000 combined single limit for liability with a $2,000,000 aggregate insuring bodily and/or personal injury, including death and disease, and property damages.

2.2 Permittee agrees prior to commencement of the performance hereunder to provide a Certificate of Insurance containing **an endorsement** specifically naming **the City of Portland, the Portland Development Commission, its commissioners, officers, agents and employees as additional insureds**. The certificate shall provide that coverage afforded and shall not be canceled or amended without prior written notice to the Commission. **Endorsement CG 20 10 11 85, or its equivalent, must be attached to certificate.**

2.3 Permittee shall indemnify, hold harmless and at the Commission's request, defend the Commission and the City of Portland and each of their respective commissioners, officers, agent and employees from and against any and all liability or alleged liability, all suits, legal proceedings, claims, damages, losses and expenses, including but not limited to attorneys' fees, arising out of or in connection with Permittee's entry to the Property, or error or omission of Permittee or anyone acting on behalf of Permittee in connection with or incidental to this Permit; provided however, that nothing herein shall be construed to require indemnification of the Commission for liability attributable to pre-existing conditions or the Commission's negligence.

2.4 Furthermore, the Permittee shall assume all liability related to injury, death or disease to invitees, licensees, or trespassers, resulting from patent Property defects.

2.5 Permittee is solely responsible for any theft, damage or destruction to any materials, equipment or any other property of Permittee, or anyone acting on behalf of Permittee in connection with or incidental to this Permit.

Section 3. Restrictions on Use and Hazardous Substances

3.1 Permittee shall in its use and entry upon the Property, observe all rules, regulations, and laws now in effect by any municipality, county, state or federal authority having jurisdiction over the Property, as they relate to the use of the Property. Permittee is solely responsible for obtaining any permits or approvals from other agencies or licensing bodies as may be necessary for Permittee's authorized entry upon and use of the Property. Furthermore, Permittee agrees to indemnify the Commission as provided above for any damages caused by the violation thereof of any permits or approvals that may so be required.

3.2 Use of explosives or highly flammable material is not permitted without prior written authorization from the Portland Development Commission. **(Insurance limits may be increased dependent upon PDC permission of this use).**

3.3 Permittee shall not have the right to use the electricity, gas, water, sewer and other utilities on the Property unless otherwise specified in Section 6 below.

3.4 Permittee shall not allow any lien of any kind, type or description to be placed or imposed upon the Property or upon any improvements on the Property (if any).

3.5 Permittee shall not cause or permit to occur the use, generation, release, manufacture, handling, processing, storage, disposal or improper use of any Hazardous Substance, pollutant, or contaminant, on, under, or about the Property or the transportation to or from the Property of any Hazardous Substance except as may specifically detailed in Section 6 below. "Hazardous Substances" are substances regulated under any environmental law or regulation now or hereafter enacted by any governmental federal, state or local authority. Notwithstanding the foregoing, Permittee shall have no liability for Hazardous Substances existing on the Property as of the date of this Permit.

Section 4. Processing Fee, Use Fee and Term

4.1 Permittee shall pay to the Commission an initial, non-refundable permit-processing fee in the amount of one hundred dollars ($100.00).

4.2 The Permit will commence on the earlier of effective date of the Agreement or the date that all parties execute this permit. The Permit will end on the earlier of termination of or closing under the Agreement, unless earlier terminated or extended in writing by the Commission ("Term").

4.3 The Permit shall be personal to Permittee, and may not be transferred or assigned to any other party or entity unless otherwise approved in writing by the Commission.

Section 5. Termination, Notice and Amendments

5.1 Notices under this Permit shall be made in accordance with the Agreement.

5.2 The parties agree that any Amendments to the Permit shall be made in writing and become effective upon execution by both parties.

Section 6. Special Conditions

Intentionally Omitted

ALL TERMS AND CONDITIONS OF THIS ENTRY PERMIT ARE HEREBY ACCEPTED:

PERMITTEE		**COMMISSION**	
		Portland Development Commission 222 NW Fifth Avenue Portland, OR 97209	
Authorized Signature	Date	Director Signature	Date
Written Name	Title	Written Name	Title

ATTACHMENT: Exhibit "A" Property Map and Use Limits


NE Davis Street
NE 2nd Avenue
NE 3rd Avenue
NE Couch Street
NE MLK Jr., Blvd.
Block 76E
East Burnside Street

EXHIBIT D

FORM OF BARGAIN AND SALE DEED

After recording return to and,
until a change is requested, all
tax statements shall be sent to:

____

____

____

BARGAIN AND SALE DEED

The **CITY OF PORTLAND**, a municipal corporation of the State of Oregon, acting by and through the **PORTLAND DEVELOPMENT COMMISSION**, as the duly designated Urban Renewal Agency of the City of Portland (together with any successor public agency designated by or pursuant to law, "PDC"), conveys to ________________________, a ________________ ("Buyer"), the following described real property (hereinafter the "Property"):

SEE EXHIBIT A ATTACHED HERETO AND INCORPORATED HEREIN BY THIS REFERENCE

The conveyance is made pursuant to that certain Agreement for Purchase and Sale of Property in the Central Eastside Urban Renewal Area between Buyer and PDC, dated ____, 2014 (the "Agreement"). The true and actual consideration for this conveyance is ____________________________ DOLLARS ($______________).

This Deed is made by PDC pursuant to powers exercised by it under Oregon Revised Statutes Chapter 457, and Chapter XV of the Charter of the City of Portland, and for the purpose of carrying out an urban renewal plan for the Central Eastside Urban Renewal Area approved by the City Council of the City on August 27, 1986, as amended.

It is intended that the delivery of this Deed shall not effect a merger of those provisions of the Agreement that under the terms of the Agreement expressly survive after the delivery of this Deed.

BEFORE SIGNING OR ACCEPTING THIS INSTRUMENT, THE PERSON TRANSFERRING FEE TITLE SHOULD INQUIRE ABOUT THE PERSON'S RIGHTS, IF ANY, UNDER ORS 195.300, 195.301 AND 195.305 TO 195.336 AND SECTIONS 5 TO 11, CHAPTER 424, OREGON LAWS 2007, AND SECTIONS 2 TO 9 AND 17, CHAPTER 855, OREGON LAWS 2009, AND SECTIONS 2 TO 7, CHAPTER 8, OREGON LAWS 2010. THIS INSTRUMENT DOES NOT ALLOW USE OF THE PROPERTY DESCRIBED IN THIS INSTRUMENT IN VIOLATION OF APPLICABLE LAND USE LAWS AND REGULATIONS. BEFORE SIGNING OR ACCEPTING THIS INSTRUMENT, THE PERSON ACQUIRING FEE TITLE TO THE PROPERTY SHOULD CHECK WITH THE APPROPRIATE CITY OR COUNTY PLANNING DEPARTMENT TO VERIFY THAT THE UNIT OF LAND BEING TRANSFERRED IS A LAWFULLY ESTABLISHED LOT OR PARCEL, AS DEFINED IN ORS 92.010 OR 215.010, TO VERIFY THE APPROVED USES OF THE LOT OR PARCEL, TO DETERMINE ANY LIMITS ON LAWSUITS AGAINST FARMING OR FOREST PRACTICES, AS DEFINED IN ORS 30.930, AND TO INQUIRE ABOUT THE RIGHTS OF NEIGHBORING PROPERTY OWNERS, IF ANY, UNDER ORS 195.300, 195.301 AND 195.305 TO 195.336 AND SECTIONS 5 TO 11,

CHAPTER 424, OREGON LAWS 2007, SECTIONS 2 TO 9 AND 17, CHAPTER 855, OREGON LAWS 2009, AND SECTIONS 2 TO 7, CHAPTER 8, OREGON LAWS 2010.

Dated this ____day of _________________, 2014.

CITY OF PORTLAND, a municipal corporation of the State of Oregon, acting by and through the PORTLAND DEVELOPMENT COMMISSION, as the duly designated Urban Renewal Agency of the City of Portland

By: ___________________________
Chairman

By: ___________________________
Secretary

State of OREGON

County of MULTNOMAH

This instrument was acknowledged before me on ______________________, 2014 by

_______________________________ as Chairman of the **PORTLAND DEVELOPMENT COMMISSION**, the duly designated urban renewal agency of the City of Portland.

____
Notary Public – State of Oregon

State of OREGON

County of MULTNOMAH

This instrument was acknowledged before me on ______________________, 2014 by

_______________________________ as Secretary of the **PORTLAND DEVELOPMENT COMMISSION**, the duly designated urban renewal agency of the City of Portland.

____
Notary Public – State of Oregon

BARGAIN AND SALE DEED

EXHIBIT A

LEGAL DESCRIPTION

Lots 5, 6, 7 and 8, Block 76, EAST PORTLAND, in the City of Portland, County of Multnomah and State of Oregon.

EXCEPTING THEREFROM any portion of the above described properties heretofore taken for the widening of public streets or highways.

AND FURTHER EXCEPT, those portions taken for public street purposes, recorded April 16, 2009, Fee No.
2009-051595.

AND FURTHER EXCEPTING THOSE MATTERS ON EXHIBIT B ATTACHED HERETO.

AS IS - Grantee acknowledges that it has examined the above-described Property to its own satisfaction and has formed its own opinion as to the condition (including environmental condition) and value thereof. Grantee has not relied on any statements or representations from Grantors or any person acting on behalf of Grantors concerning any of the following: the size or area of the Property or any of the parcels of the Property; the location of corners or boundaries of any parcel of the Property; the condition of the Property, including but not limited to, environmental condition above or below the surface of the Property or compliance with environmental laws and other governmental requirements; the availability of services to the Property; the ability of Grantee to use the Property or any portion thereof for any intended purpose; or any other matter affecting or relating to the Property or any portion thereof. Grantee is acquiring the Property, both above surface and below surface, in the condition existing at the time of closing, AS IS, with all defects, if any. Grantee and Grantee's successors waives, releases, agrees to defend and forever discharges Portland Development Commission, and its successor forms, of and from all claims, actions, causes of action, fines, penalties, damages (including consequential, incidental and special damages), costs (including the cost of complying with any judicial or governmental order), and expenses (including attorney fees), direct or indirect, known or unknown, foreseen or unforeseen, which may arise on account of or in any way growing out of or in connection with any physical characteristic or condition of the Property, including any surface or subsurface condition, or any law, rule or regulation applicable to the Property. These provisions shall be binding on Grantee and Grantee's successors and assigns.

BARGAIN AND SALE DEED

EXHIBIT B

To

BARGAIN AND SALE DEED

EXCEPTIONS

Per PTR Ticor Order no. 3626052263AMS-TTPOR50, 2nd Supp., Dated Effective January 2, 2014, and Additional Exceptions as said Additional Exceptions may be approved by Buyer in accord with Agreement.

EXHIBIT F

FORM OF MEMORANDUM OF AGREEMENT

After Recording Return To:

Portland Development Commission
222 NW Fifth Avenue
Portland, OR 97209
Attn:________________________

Memorandum of Agreement

THIS MEMORANDUM OF AGREEMENT FOR PURCHASE AND SALE OF PROPERTY ("Memorandum") shall serve as **NOTICE** to all persons that the CITY OF PORTLAND (the "City"), a municipal corporation of the State of Oregon, acting by and through the PORTLAND DEVELOPMENT COMMISSION, the duly designated urban renewal agency of the City of Portland ("PDC"), with an address of Portland Development Commission, 222 NW Fifth Avenue, Portland, Oregon 97209-3859 and Kevin Cavenaugh ("Buyer"), with an address of __________________, Portland, OR 97____, entered into an AGREEMENT FOR PURCHASE AND SALE OF PROPERTY AND RIGHT OF REPURCHASE in the Central Eastside Urban Renewal Area, (__________________) dated as of _________________, 2014 (the "Agreement") relating to the real property located in Multnomah County, Oregon, as more particularly described in Exhibit A attached hereto (the "Property").

Among other things, the Agreement requires PDC to convey the Property to Buyer upon the satisfaction of certain conditions precedent, and requires Buyer to construct certain project improvements on the Property, all as more particularly set forth in the Agreement.

This instrument is **FURTHER NOTICE** that as a condition subsequent to the Property conveyance, if Buyer fails to commence construction of the Project within 3 years of the Effective Date of the Agreement then PDC shall have the option to repurchase from Buyer the Property on the terms and conditions set forth in the Agreement. The PDC's repurchase rights reflected in this memo SHALL NOT MERGE upon conveyance of the Property to Buyer. In the event that PDC does not exercise its repurchase rights then this instrument may be removed from title only by evidence of a release executed by PDC. PDC shall not unreasonably withhold such release if the Buyer has complied with the terms of the Agreement.

PDC and Buyer execute this Memorandum to acknowledge being bound by the Agreement and to give notice of the Agreement to third parties.

CITY OF PORTLAND, a municipal corporation of the State of Oregon, acting by and through the PORTLAND DEVELOPMENT COMMISSION, the duly designated urban renewal agency of the City of Portland.

By:______________________________

Name:____________________________

Title: Executive Director

____________________, a ____________

By:______________________________

Name:____________________________

Title:____________________________

State of OREGON

County of MULTNOMAH

This instrument was acknowledged before me on ____________________, 2014 by **Patrick Quinton** as **Executive Director** of the **PORTLAND DEVELOPMENT COMMISSION**, the duly designated urban renewal agency of the City of Portland.

____

Notary Public – State of Oregon

State of OREGON

County of MULTNOMAH

This instrument was acknowledged before me on ____________________, 2014 by ________________________ as ______________________ of ____________________________ a ________________________________.

____

Notary Public – State of Oregon

EXHIBIT A TO MEMORANDUM OF AGREEMENT
Description of Property

Lots 5, 6, 7 and 8, Block 76, EAST PORTLAND, in the City of Portland, County of Multnomah and State of Oregon.

EXCEPTING THEREFROM any portion of the above described properties heretofore taken for the widening of public streets or highways.

AND FURTHER EXCEPT, those portions taken for public street purposes, recorded April 16, 2009, Fee No.
2009-051595.

AND FURTHER EXCEPTING THOSE MATTERS ON EXHIBIT B ATTACHED HERETO.